Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in OneConnect Financial Technology Co., Ltd. (the “Company”), you should at once hand this circular and the accompanying form of proxy and the reply slip to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

OneConnect Financial Technology Co., Ltd.
壹 賬 通 金 融 科 技 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

(1) VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION
IN RELATION TO DISPOSAL OF ENTIRE ISSUED SHARES
IN A WHOLLY-OWNED SUBSIDIARY
AND
(2) NOTICE OF EXTRAORDINARY GENERAL MEETING

Independent Financial Adviser

to the Independent Board Committee and the Independent Shareholders

Elstone Capital Limited

Capitalized terms used in this cover shall have the same meanings as those defined in the circular.

A letter from the Board is set out on pages 5 to 19 of this circular. A letter from the Independent Board Committee to the Independent Shareholders is set out on pages 20 to 21 of this circular. A letter from Elstone Capital Limited, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 22 to 40 of this circular.

A notice convening the EGM of the Company to be held at 10:00 a.m., Shenzhen time, on January 16, 2024 (Tuesday) at 24F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong is set out on pages EGM-1 to EGM-4 of this circular. A form of proxy for use at the EGM is also published on the websites of the HKSE (www.hkexnews.hk) and the Company (www.ocft.com).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the EGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on January 14, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the EGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9:00 a.m., New York time, on January 8, 2024 to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM.

December 5, 2023

CONTENTS

Page

DEFINITIONS	1

LETTER FROM THE BOARD	5

LETTER FROM THE INDEPENDENT BOARD COMMITTEE	20

LETTER FROM ELSTONE CAPITAL LIMITED	22

APPENDIX I	–	FINANCIAL INFORMATION OF THE GROUP	I-1

APPENDIX II	–	FINANCIAL INFORMATION OF THE DISPOSAL GROUP	II-1

APPENDIX III	–	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP	III-1

APPENDIX IV	–	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP	IV-1

APPENDIX V	–	GENERAL INFORMATION	V-1

NOTICE OF EGM			EGM-1

– i –

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

“ADS(s)”	American Depositary Shares, each representing three ordinary shares

“ADS Record Date”	December 18, 2023 (New York time)

“associate(s)”	has the meaning ascribed to it in the Listing Rules

“Board”	board of Directors of the Company

“Bo Yu”	Bo Yu Limited, a limited liability company incorporated in the British Virgin Islands ultimately wholly-owned by Ping An Insurance

“Closing”	closing of the Disposal in accordance with the terms and conditions of the Share Purchase Agreement

“Closing Date”	the date on which the Closing is to take place

“Company”	OneConnect Financial Technology Co., Ltd. (壹賬通金融科技有限公司), a limited liability company incorporated in the Cayman Islands listed on the NYSE (stock ticker: OCFT) and the HKSE (stock code: 6638)

“connected person(s)”	has the meaning ascribed to it in the Listing Rules

“Director(s)”	the director(s) of the Company

“Disposal”	the disposal by the Company of the entire share capital of the Disposal Company, which indirectly holds 100% of the issued share capital in PAOB, pursuant to the Share Purchase Agreement

“Disposal Company”	Jin Yi Tong Limited, a company with limited liability incorporated in the British Virgin Islands, which indirectly holds 100% of the issued share capital of PAOB through Jin Yi Rong

“Disposal Group”	the Disposal Company, Jin Yi Rong and PAOB and any company that is directly or indirectly controlled by PAOB

DEFINITIONS

“EGM”	an extraordinary general meeting of the Company to be held to consider, and if thought fit, approve the Disposal, the Share Purchase Agreement and the transactions contemplated thereunder

“Gamma Platform”	a platform provided by the Company which consolidates an array of solutions that can be applied across a wide range of financial services industries including AI customer service and technology infrastructure

“Group”	the Company, its subsidiaries and other consolidated entities

“HK$”	Hong Kong dollar(s), the lawful currency of Hong Kong

“HKSE”	The Stock Exchange of Hong Kong Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Monetary Authority”	Hong Kong’s central banking institution established on April 1, 1993

“Independent Board Committee”	an independent committee of the Board comprising all the independent non-executive Directors

“Independent Financial Adviser” or “Elstone Capital”	Elstone Capital Limited, a licensed corporation under the Securities and Futures Commission to carry out Type 6 (advising on corporate finance) regulated activities under the SFO, and the independent financial adviser appointed by the Company for the purpose of advising the Independent Board Committee and the Independent Shareholders in respect of the Disposal, the Share Purchase Agreement and the transactions contemplated thereunder

“Independent Shareholder(s)”	Shareholder(s) other than (i) Bo Yu and Ping An Insurance Overseas (both of which are subsidiaries of Ping An Insurance) and (ii) Rong Chang Limited, and those who are not involved in or do not have interests in the Disposal, the Share Purchase Agreement and the transactions contemplated thereunder

DEFINITIONS

“Jin Yi Rong”	Jin Yi Rong Limited, a company with limited liability incorporated in Hong Kong, which directly holds 100% of the issued share capital of PAOB

“Latest Practicable Date”	November 29, 2023, being the latest practicable date for ascertaining information referred to in this circular prior to its publication

“Listing Rules”	the Rules Governing the Listing of Securities on the HKSE

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules

“NYSE”	New York Stock Exchange

“PAOB”	Ping An OneConnect Bank (Hong Kong) Limited, a wholly-owned subsidiary of the Company incorporated in Hong Kong with limited liability

“Ping An Insurance”	Ping An Insurance (Group) Company of China, Ltd. (中 国平安保险(集团)股份有限公司), a company established as a joint stock limited company under the laws of PRC listed on the SHSE (stock code: 601318) and the HSKE (stock code: 2318), which holds approximately 32.12% in the issued share capital of the Company

“Ping An Insurance Overseas”	China Ping An Insurance Overseas (Holdings) Limited, a limited liability company incorporated in Hong Kong and a subsidiary of Ping An Insurance

“PRC” or “China”	the People’s Republic of China and, for the purpose of this circular only, excludes Hong Kong, the Macau Special Administrative Region of the PRC and the Republic of China (Taiwan)

“Purchaser”	Lufax Holding Ltd (陸金所控股有限公司), a company with limited liability incorporated in the Cayman Islands and listed on the NYSE (NYSE ticker: LU) and the HKSE (stock code: 6623)

“Remaining Group”	the Group immediately after Closing

DEFINITIONS

“ SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share Purchase Agreement”	the share purchase agreement dated November 13, 2023 entered into among the Company, the Purchaser and PAOB in relation to the Disposal

“Share(s)”	ordinary share(s) in the share capital of the Company

“Share Record Date”	December 18, 2023 (Hong Kong time)

“Shareholder(s)”	the registered holder(s) of the Shares

“SHSE”	Shanghai Stock Exchange

“subsidiaries”	has the meaning as ascribed to it under the Listing Rules

“%”	per cent

LETTER FROM THE BOARD

OneConnect Financial Technology Co., Ltd.

壹 賬 通 金 融 科 技 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

Executive Director:	Registered Office:
Mr. Chongfeng Shen (Chairman)	Maples Corporate Services Limited
PO Box 309, Ugland House
Non-executive Directors:	Grand Cayman, KY1-1104
Mr. Michael Guo	Cayman Islands
Ms. Xin Fu
Mr. Wenwei Dou	Head Office in the PRC:
Ms. Wenjun Wang	10-14F, Block A, Platinum Towers
No. 1 Tairan 7th Rd
Independent Non-executive Directors:	Futian District, Shenzhen
Dr. Yaolin Zhang	PRC
Mr. Tianruo Pu
Mr. Wing Kin Anthony Chow	Principal place of business in Hong Kong:
Mr. Koon Wing Ernest Ip	Room 2701, Central Plaza
18 Harbour Road
Wanchai, Hong Kong

December 5, 2023

To the Shareholders

Dear Sir or Madam,

(1) VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION
IN RELATION TO DISPOSAL OF ENTIRE ISSUED SHARES
IN A WHOLLY-OWNED SUBSIDIARY
AND
(2) NOTICE OF EXTRAORDINARY GENERAL MEETING

I.	INTRODUCTION

Reference is made to the announcement of the Company dated November 14, 2023, in which the Company announced that on November 13, 2023 (after Hong Kong trading hours), the Company entered into the Share Purchase Agreement with the Purchaser and PAOB, pursuant to which the Company conditionally agreed to sell, and the Purchaser conditionally agreed to acquire PAOB through transferring the entire issued share capital of the Disposal Company at a consideration of HK$933,000,000 in cash, subject to the terms and conditions of the Share Purchase Agreement. Upon Closing, the Company will cease to hold any interest in the Disposal Company. Accordingly, the Disposal Group will cease to be subsidiaries of the Company and will no longer be consolidated into the financial statements of the Group.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with information in relation to, among other things, (i) further particulars of the Disposal, the Share Purchase Agreement and the transactions contemplated thereunder; (ii) a letter setting out the opinions and recommendations from the Independent Board Committee to the Independent Shareholders in respect of the Disposal, the Share Purchase Agreement and the transactions contemplated thereunder; (iii) the letter of advice provided by Elstone Capital Limited, the Independent Financial Adviser, to the Independent Board Committee and the Independent Shareholders in respect of the Disposal, the Share Purchase Agreement and the transactions contemplated thereunder; (iv) the financial information of the Group and the Disposal Group; (v) unaudited pro forma financial information of the Remaining Group; (vi) management discussion and analysis of the Remaining Group; (vii) the notice convening the EGM for the purpose of considering, and if thought fit, approving the Disposal, the Share Purchase Agreement and the transactions contemplated thereunder; and (viii) other information as required under the Listing Rules.

II.	THE SHARE PURCHASE AGREEMENT

Principal terms of the Share Purchase Agreement are summarized below:

Date	:	November 13, 2023

Parties	:	(1)	the Company;

		(2)	the Purchaser; and

		(3)	PAOB

Subject matter	:	The Purchaser will purchase from the Company the entire issued share capital of the Disposal Company, which indirectly holds 100% of the issued share capital in PAOB.

Consideration and payment	:	Pursuant to the Share Purchase Agreement, the consideration for the Disposal is HK$933,000,000 in cash, which will be paid in full on the Closing Date. The consideration for the Disposal shall be settled by wire transfer of immediately available funds in Hong Kong dollars.

LETTER FROM THE BOARD

Basis of the consideration	:	The consideration was determined after arm’s length negotiations between the Company and the Purchaser on normal commercial terms with reference to, among other things, (i) the fair market value range of PAOB’s 100% equity interest as of June 30, 2023 implied under the market approach (i.e. the guideline companies method), which is from HK$853 million to HK$943 million; (ii) the potential development of PAOB with reference to its latest operational and financial performance; and (iii) the reasons for and benefits of the Disposal as set out in the section headed “Reasons for and benefits of the Disposal” in this letter below. In particular, the price-to-book ratio was selected as basis of analysis and the value estimates were derived by taking into account the financial performance of both PAOB and comparable companies which carry out similar businesses, together with the prices paid for the trading shares of comparable companies. The Board is of the view that the above mentioned valuation basis reflects the fair market value of PAOB, and the consideration is fair and reasonable and is in the interests of the Company and the Shareholders as a whole.

Under the market approach as described above, the Company has carried out an analysis based on comparable companies that are engaged in financial services (the “Comparable Companies”) and comparable transactions of companies which are engaged in financial services (the “Comparable Transactions”). Price-to-book ratio (“P/B Multiple”) was selected as basis of analysis as PAOB and the comparable companies are engaged in financial services, whose operating performance mainly relies on their size of net assets. The Directors are of the view that the P/B Multiple is a commonly used multiple type in terms of the valuation of financial companies.

As there were limited number of public companies that specialize in virtual bank business, the Company has expanded the pool of comparable companies and transactions to banks that share the following characteristics with PAOB: (i) possess banking licenses, (ii) are developing virtual banking services, (iii) are small/medium-sized regional banks, (iv) are conducting business through the Internet or other electronic channels likewise, (v) do not have or have very few offline branches, and (vi) undergoing digital transformation using artificial intelligence, big data and other technologies.

Based on aforementioned selection criteria, on a best-effort basis, a fair, representative and exhaustive list of five Comparable Companies were identified. Details of the Comparable Companies are set out below.

		Exchange where the stock is	Principal business	P/B
Name	Stock Code	listed	activities	Multiples(1)
KakaoBank Corp.	KOSE: A323410	Korea Stock Exchange	KakaoBank Corp. provides Internet based banking products and services in South Korea.	1.93x

Rakuten Bank, Ltd.	TSE:5838	The Tokyo Stock Exchange	Rakuten Bank, Ltd. provides internet banking products and services in Japan.	1.43x

LETTER FROM THE BOARD

SBI Sumishin Net Bank, Ltd.	TSE:7163	The Tokyo Stock Exchange	SBI Sumishin Net Bank, Ltd. provides various banking products and services to individuals and corporate customers in Japan.	1.80x

Dave Inc.	NasdaqGM: DAVE	Nasdaq Global Market	Dave Inc. provides a suite of financial products and services through its financial service online platform.	0.76x

TCS Group Holding PLC	LSE:TCS	London Stock Exchange	TCS Group Holding PLC, through its subsidiaries, provides retail banking, brokerage, insurance, acquiring and payment services in Russia.	1.12x

Note:

(1)	The P/B Multiples of the Comparable Companies are calculated by the market capitalization of equity divided by the book value of equity in connection with each comparable company selected. Both inputs are extracted as of June 30, 2023.

LETTER FROM THE BOARD

Taking into account the selection criteria aforementioned, based on a list of transactions of private or listed companies globally (i) which were related to transfer of equity interests in companies, the principal business of which were mainly engaged in banking services, and (ii) with a transaction date announced within three years prior to the date of the Share Purchase Agreement, on a best-effort basis, a fair, representative and exhaustive list of six Comparable Transactions were identified. Details of the Comparable Transactions are set out below.

Completion Date	Subject Company	Principal business activities	P/B Multiples(1)
January 31, 2023	Professional Holding Cop.	Professional Holding Corp. provides banking products and services to small and medium sized businesses, other professionals, and entrepreneurs through its subsidiary.	1.96x

December 9, 2022	UB Bancorp	UB Bancorp operates as the bank holding company for Union Bank that provides commercial and retail banking services to individuals and businesses.	1.32x

October 7, 2022	Randolph Bancorp, Inc.	Randolph Bancorp, Inc. operates as the bank holding company for Envision Bank that provides financial services to individuals, families, and small to mid-size businesses in Massachusetts, Rhode Island, and southern New Hampshire.	1.39x

December 1, 2021	West Suburban Bancorp, Inc.	West Suburban Bancorp, Inc. operates as the bank holding company for West Suburban Bank that provides consumer and commercial retail banking products and services for individuals and businesses in Illinois.	1.21x

LETTER FROM THE BOARD

June 14, 2021	Sbanken ASA	Sbanken ASA, a digital bank, provides various banking products to retail customers and small businesses in Norway. It offers deposit products, loan products and investment products.	1.56x

July 1, 2021	Members Equity Bank Ltd	Members Equity Bank Limited, together with its subsidiaries, provides banking services in Australia. It offers transaction accounts, online savings accounts, and term and business deposits; home loans for first home buyers, refinancers, and investors; personal loans; debit and credit cards; and digital payments and Internet banking services.	0.81x

Note:

(1)	The P/B Multiples of the Comparable Companies are calculated by the market capitalization of equity divided by the book value of equity in connection with each transaction subject involved in the comparable transaction. Both inputs are extracted as of transaction date.

The P/B Multiples of the Comparable Companies and Comparable Transactions were based on data sourced from S&P Capital IQ.

The P/B Multiples of the Comparable Companies ranged from approximately 0.76 times to 1.93 times, with an average of 1.41 times and a median of 1.43 times. The P/B Multiples of the Comparable Transactions ranged from approximately 0.81 times to 1.96 times, with an average of 1.37 times and a median of 1.36 times. Furthermore, taking into account (i) the company scale in terms of total assets and net assets, (ii) profitability in terms of revenue, net profit margin and return on equity, and (iii) the growth potential in terms of revenue growth and loan balance growth rate, the Company is of the view that PAOB’s performance falls towards the first quartile of the industry level. The first quartile of the P/B Multiplies of the Comparable Companies and Comparable Transactions were 1.12 times and 1.24 times, respectively.

The implied P/B Multiple of the PAOB (calculated based on the consideration of HK$933 million divided by the net asset value of PAOB as at June 30, 2023) was approximately 1.23 times, which is within range of the first quartile of the P/B Multiples of the Comparable Companies and the Comparable Transactions. The implied P/B Multiple of the Disposal Group (calculated based on the consideration of HK$933 million divided by the net asset value of the Disposal Group) was also approximately 1.23 times and is within such range.

Taking into account the abovementioned factors, the Board considers that the above analysis is sufficient and meaningful for the Board to form an observation and meaningful comparison with the Disposal.

LETTER FROM THE BOARD

Conditions Precedent	:	Closing of the Disposal is subject to the fulfillment of the following conditions or waiver (if applicable) of the following conditions:

(1)	the receipt of all necessary corporate approvals (including but not limited to the approval by the Independent Shareholders of the Disposal), governmental approvals (including but not limited to the approvals from the Hong Kong Monetary Authority) and authorizations and consents of third parties (if required), and remaining to be effective;

(2)	no law or order by a government authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated under the Share Purchase Agreement;

(3)	each of the parties to the Share Purchase Agreement has executed and delivered the transaction documents contemplated under the Share Purchase Agreement;

(4)	no member of the Disposal Group has suffered any material adverse effect (as defined in the Share Purchase Agreement) in the business, results of operations or condition (financial or otherwise) of the Disposal Group, taken as a whole;

(5)	all fundamental representations and warranties and non-fundamental representations and warranties with any materiality qualifier with respect to the Company, the Purchaser and the Disposal Group are true and correct in all respects, and all non-fundamental representations and warranties without any materiality qualifier with respect to the Company, the Purchaser and the Disposal Group are true and correct in all material respects subject to standard materiality read-out, as of the date of the Share Purchase Agreement when made and as of the Closing with the same force and effect as if made as of the Closing, except to the extent such representations and warranties relate to another date;

(6)	the parties to the Share Purchase Agreement have performed and complied with, in all material respects, each of the obligations and agreements required by the Share Purchase Agreement to be performed or complied with by them on or prior to the Closing Date;

(7)	there being no action or proceeding against the Company or any member of the Disposal Group or the Purchaser prohibiting or restricting the transaction contemplated under the Share Purchase Agreement or have any material adverse effect (as defined in the Share Purchase Agreement) on the business of any member of the Disposal Group or on any member of the Disposal Group (if applicable);

LETTER FROM THE BOARD

(8)	none of the members of the Disposal Group has been an obligor under any indebtedness (as defined in the Share Purchase Agreement) other than any indebtedness incurred or arising in the ordinary course of business;

(9)	delivery of duly executed resignation and release letters dated the Closing Date from the director(s) on the boards of PAOB, Jin Yi Rong and Disposal Company as the Purchaser may designate; and

(10)	receipt of certificates by the Company and the Purchaser certifying the aforementioned conditions have been satisfied.

As of the Latest Practicable Date, the conditions set out in paragraphs 1, 9 and 10 above have not been satisfied; and the conditions set out in paragraphs 2 to 8 above have been and remained satisfied up to and including the Latest Practicable Date.

All of the above conditions may be waived in whole or in part by the Company or by the Purchaser (as the case may be) to the extent permitted by the applicable law, rule or regulation of any government authority or jurisdiction. As of the Latest Practicable Date, neither the Company nor the Purchaser has any intention to waive any of the conditions.

Closing	:	Closing of the Disposal shall take place on a date that is no later than the fifth (5th) business day after the satisfaction or valid waiver of each of the closing conditions (other than the conditions that by their nature are to be satisfied at the Closing), unless another time, date or place is agreed to in writing by the Purchaser and the Company. Upon Closing, the Company will cease to hold any interest in the Disposal Company. Accordingly, the Disposal Group will cease to be subsidiaries of the Company and will no longer be consolidated into the financial statements of the Group.

LETTER FROM THE BOARD

III.   INFORMATION OF THE COMPANY

The Group is a technology-as-a-service provider for the financial services industry in China with an expanding international presence. The Company provides integrated technology solutions to financial institutional customers, including digital banking solutions and digital insurance solutions. The Company also provides digital infrastructure for financial institutions through the Gamma Platform. The Company’s solutions and platform help financial institutions expedite their digital transformation and ensure their sustainability.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services ecosystem. In addition, the Company has successfully served overseas financial institutions with its technology solutions.

IV.   INFORMATION OF THE PURCHASER

The Purchaser is a leading financial services enabler for small business owners (“SBOs”) in China and it offers financing products designed principally to address the needs of SBOs. The Purchaser’s group is currently primarily engaged in the business of enablement of loans in China. The Purchaser’s group has established relationships with financial institutions in China as funding and credit enhancement partners to enable general unsecured loans and secured loans under its core retail credit and enablement business model. The Purchaser’s group also enables consumer finance loans through its consumer finance subsidiary.

V.    INFORMATION ON THE DISPOSAL GROUP

The Disposal Company is a wholly-owned subsidiary of the Company. It is a company incorporated in the British Virgin Islands and is a holding company. It indirectly holds the entire interest of PAOB through Jin Yi Rong, a company incorporated in Hong Kong. PAOB was the first virtual bank to provide flexible and efficient banking services with a focus on the small and medium- sized enterprises (“SME”) in Hong Kong and was the first virtual bank to participate in the SME Financing Guarantee Scheme launched by The Hong Kong Mortgage Corporation Limited. In terms of credit assessment, PAOB adopted alternative data to support its credit decisions, allowing it to better understand SMEs’ financing needs and perform more complete and accurate credit risk assessment.

Set out below is a summary of the audited consolidated financial information of the Disposal Group for the two financial years ended December 31, 2022 and 2021 as extracted from the consolidated financial statements of the Disposal Company for the years ended December 31, 2022 and 2021 which are prepared in accordance with International Financial Reporting Standards:

	For the year ended December 31,
	2022	2021
	HK$’000	HK$’000
Revenue	124,143	41,516
Loss before taxation	157,159	214,190
Loss after taxation	157,159	214,190

LETTER FROM THE BOARD

Based on the unaudited consolidated condensed statement of financial position of the Disposal Company, the unaudited consolidated net asset value of the Disposal Group as at June 30, 2023 was approximately HK$761 million.

VI.   FINANCIAL EFFECTS OF THE DISPOSAL

Upon Closing, the Company will cease to hold any interest in the Disposal Company and the Disposal Group will cease to be subsidiaries of the Company.

Earnings

Subject to audit to be performed by the Company’s auditors and without taking into account currency translation differences, it is expected that the Company will record a gain from the Disposal of approximately HK$164 million, after taking into account of (i) the consideration for the Disposal of HK$933 million; (ii) the unaudited consolidated net asset value of the Disposal Group as of June 30, 2023 in the amount of approximately HK$761 million; and (iii) the estimated relevant fees and expenses in relation to the Disposal.

For illustrative purpose, subject to audit to be performed by the Company’s auditors and taking into account currency translation differences, the estimated gain on the Disposal of RMB115 million, which consist of (i) RMB151 million (equivalent to HK$164 million based on the exchange rate of HK$1 to RMB0.92198, being the exchange rate as at the close of June 30, 2023); and (ii) the accumulated losses of RMB36 million reclassified from other reserves related to foreign currency translation differences and changes in the fair value of debt instruments measured at fair value through other comprehensive income in the Disposal Group as at June 30, 2023.

Assets and liabilities

Pursuant to the unaudited consolidated financial statements of the Company as at June 30, 2023, prior to the Disposal, the Group had total assets and total current liabilities of approximately RMB8,482.7 million and RMB5,187.8 million, respectively. The consolidated net assets and short-term borrowings of the Group as at June 30, 2023 was approximately RMB3,148.8 million and RMB256.4 million, respectively.

[REDACTED]

LETTER FROM THE BOARD

VII. REASONS FOR AND BENEFITS OF THE DISPOSAL AND INTENDED USE OF PROCEEDS

The Group is a technology-as-a-service provider for the financial services industry in China with an expanding international presence.

In line with the Group’s strategy at the time to broaden its coverage across the financial services industry, PAOB was incorporated in 2018 to expand the Group’s geographical presence and to commence its virtual banking business. In May 2019, the Group was granted a virtual banking license to operate in Hong Kong by the Hong Kong Monetary Authority. Its virtual banking business, which is operated by PAOB, began operating in September 2020 to provide diverse services, including small and medium-sized enterprises (“SME”) banking and retail banking, with the former as its strategic focus. PAOB has been committed to providing seamless and reliable financial services to customers and promoting inclusive finance in Hong Kong.

Since its launch, PAOB achieved strong growth in recent years, and was the first virtual bank in Hong Kong region to provide flexible and efficient banking services with a focus on SMEs in Hong Kong. PAOB adopted alternative data to support its credit decisions, allowing it to better understand SMEs’ financing needs and perform more complete and accurate credit risk assessment, and it has filled the gap within the market by supporting the underserved SME customers and helped to promote financial inclusion. By leveraging fintech and commercial data, PAOB provided more convenient financing services to SMEs with simplified loan application and approval procedures and enabled them to meet their capital requirements and seize business opportunities without hassle. PAOB has since then also received a number of international awards recognitions.

The Board undertakes strategic review of its businesses from time to time with a view to maximizing returns to the Shareholders. As a technology-as-a-service provider for the financial services industry, the Group focuses on providing integrated technology solutions to financial institutional customers. Having taken into account the current business strategy of the Group, the Directors believe that the Disposal represents a good opportunity for the Group to focus more on technology-driven products and services that require less capital, and allow the Group to deploy appropriate resources towards such technology-driven products and services. Upon completion of the Disposal, the Group will continue to focus on its existing technology solutions business to enable the digital transformation of its financial institution customers. As at the Latest Practicable Date, save for the Disposal, the Company has not entered into any negotiation, arrangement or agreement, nor does it have any intention, to downsize, cease or dispose the existing business of the Group.

LETTER FROM THE BOARD

In view of the capital commitment required by the virtual banking business, the Directors are of the view that the Disposal will significantly improve the financial position of the Group. The Directors currently intend to apply the estimated proceeds from the Disposal in the amount of approximately HK$925 million (after deducting the estimated transaction-related expenses of approximately HK$8 million) in the following manner:

(i)	approximately HK$400 million for enhancement of our platform and technology capabilities to facilitate the long-term business development of the Group, on or before December 2030; and

(ii)	approximately HK$525 million as general working capital and for general corporate purposes of the Group.

The intended use of net proceeds (including the proposed breakdown and estimated timeline) is subject to actual circumstances and decision of the Board when concrete details of proposed uses are put forward for consideration.

VIII. CONTINUING CONNECTED TRANSACTIONS AFTER CLOSING OF THE DISPOSAL

Upon Closing, the Disposal Group will become wholly-owned subsidiaries of the Purchaser, each member of the Disposal Group will in turn be an associate of Ping An Insurance and thus a connected person of the Company. Accordingly, certain existing continuing transactions between the Group and the Disposal Group will become continuing connected transactions of the Company under Chapter 14A of the Listing Rules upon Closing. Further announcement(s) will be made by the Company as and when appropriate in accordance with the Listing Rules (if required).

IX.   LISTING RULES IMPLICATIONS

As one or more of the applicable percentage ratios in respect of the Disposal exceeds 75%, the Disposal constitutes a very substantial disposal of the Company under Chapter 14 of the Listing Rules. As at the Latest Practicable Date, the issued share capital of the Company is held as to approximately 32.12% by Ping An Insurance. The Purchaser is held as to approximately 24.86% by An Ke Technology Company Limited and approximately 16.57% by Ping An Insurance Overseas as at the Latest Practicable Date. Both An Ke Technology Company Limited and Ping An Insurance Overseas are wholly-owned by Ping An Insurance. As such, the Purchaser is an associate of Ping An Insurance and thus a connected person of the Company. The Disposal is therefore subject to the reporting, announcement, circular and Independent Shareholders’ approval requirements under Chapters 14 and 14A of the Listing Rules.

LETTER FROM THE BOARD

The Independent Board Committee comprising all the independent non-executive Directors has been formed to advise the Independent Shareholders on the Disposal, the Share Purchase Agreement and the transactions contemplated thereunder. The Independent Financial Adviser of the Company has been appointed to advise the Independent Board Committee and the Independent Shareholders in the same regard.

X.    ABSTENTION FROM VOTING ON BOARD RESOLUTIONS AND AT THE EGM

Mr. Michael Guo (a non-executive Director of the Company and the co-chief executive officer of Ping An Insurance), Ms. Xin Fu (a non-executive Director of the Company, a non-executive director of the Purchaser, and the senior vice president and director of the strategic development center of Ping An Insurance), Mr. Wenwei Dou (a non-executive Director of the Company) and Ms. Wenjun Wang (a non-executive Director of the Company, who, together with Mr. Wenwei Dou and based on public information available to the Company, are each a 50% nominee shareholder of a company which was indirectly interested in approximately 26.99% of the issued share capital of the Purchaser) have abstained from voting on the Board resolutions to approve the Disposal, the Share Purchase Agreement and the transactions contemplated thereunder. Save for the aforesaid, none of the Directors has any material interest in the Disposal, the Share Purchase Agreement and the transactions contemplated thereunder and was required to abstain from voting on the Board resolutions in relation to the Disposal, the Share Purchase Agreement and the transactions contemplated thereunder.

Furthermore, pursuant to the Listing Rules, any Shareholder with a material interest in the Disposal (and its close associates), will abstain from voting in the EGM. (i) Bo Yu and Ping An Insurance Overseas (both of which are subsidiaries of Ping An Insurance), which together hold approximately 32.12% of the issued share capital of the Company as at the Latest Practicable Date based on public information available to the Company; and (ii) Rong Chang Limited (which is held as to 50% each as nominee shareholders by Mr. Wenwei Dou and Ms. Wenjun Wang), which directly holds approximately 16.84% of the issued share capital of the Company at the Latest Practicable Date, will abstain from voting at the EGM on the resolution(s) in relation to the Disposal, the Share Purchase Agreement and the transactions contemplated thereunder.

XI.   EGM AND PROXY ARRANGEMENT

The Company proposes to convene the EGM at 10:00 a.m. on January 16, 2024 (Tuesday) at 24/F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong.

A notice convening the EGM is set out on pages EGM-1 to EGM-4 of this circular.

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the EGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on January 14, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the EGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9:00 a.m., New York time, on January 8, 2024 to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM.

LETTER FROM THE BOARD

Pursuant to Rule 13.39(4) of the Listing Rules, any vote by Shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolution(s) to be proposed at the EGM will be voted by way of poll in accordance with the requirements of the articles of association of the Company. An announcement on the poll results will be published after the EGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

XII.  RECOMMENDATIONS

An Independent Board Committee has been established to advise the Independent Shareholders on whether or not the Disposal, the Share Purchase Agreement and the transactions contemplated thereunder is fair and reasonable and in the interests of the Company and Independent Shareholders, and the letter from the Independent Board Committee containing its advice and recommendation to the Independent Shareholders in relation to the Disposal, the Share Purchase Agreement and the transactions contemplated thereunder has been set out on pages 20 to 21 of this circular. The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders in relation to the Disposal, the Share Purchase Agreement and the transactions contemplated thereunder, and the letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders has been set out on pages 22 to 40 of this circular.

The Directors (including the independent non-executive Directors whose views are set out in the letter from the Independent Board Committee contained in this circular) consider that the terms of the Disposal, Share Purchase Agreement and the transactions contemplated thereunder are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Independent Shareholders to vote in favor of the ordinary resolution to be proposed at the EGM to approve the Disposal, the Share Purchase Agreement and the transactions contemplated thereunder. You are advised to read the letter from the Independent Board Committee and the letter from the Independent Financial Adviser mentioned above before deciding how to vote on the resolution to be proposed at the EGM.

LETTER FROM THE BOARD

XIII. ADDITIONAL INFORMATION

Your attention is drawn to the letters from the Independent Board Committee and from the Independent Financial Adviser, which are respectively set out on pages 20 to 21 and pages 22 to 40 of this circular. Additional information is also set out in the appendices to this circular.

Yours faithfully, By order of the Board OneConnect Financial Technology Co., Ltd. Mr. Chongfeng Shen Chairman of the Board and Chief Executive Officer

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The following is the text of the letter of recommendation from the Independent Board Committee to Independent Shareholders in relation to the Disposal prepared for the purpose of incorporation in this circular.

OneConnect Financial Technology Co., Ltd.

壹 賬 通 金 融 科 技 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

December 5, 2023

To the Independent Shareholders

Dear Sir or Madam,

VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION

IN RELATION TO DISPOSAL OF ENTIRE ISSUED SHARES

IN A WHOLLY-OWNED SUBSIDIARY

We refer to the circular dated December 5, 2023 issued by the Company (the “Circular”) of which this letter forms part. Terms defined in the Circular shall have the same meanings herein unless the context otherwise requires.

We have been appointed by the Board as members of the Independent Board Committee to advise you on the Disposal, the Share Purchase Agreement and the transactions contemplated thereunder. Elstone Capital has been appointed to advise you and us in this regard. Details of their advice, together with the principal factors and reasons they have taken into consideration in giving such advice, are set out on pages 22 to 40 of the Circular. Your attention is also drawn to the “Letter from the Board” in the Circular and the additional information set out in the appendices thereto.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having taken into account the advice of Elstone Capital, in particular the reasons, assumptions, factors and recommendation as set out in its letter, we consider that the terms of the Share Purchase Agreement and the transactions contemplated thereunder are on normal commercial terms, fair and reasonable so far as the Independent Shareholders are concerned, and although the Disposal is not in the ordinary and usual course of business of the Group, it is in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend you to vote in favor of the ordinary resolution(s) to be proposed at the EGM in relation to the Disposal.

Yours faithfully,

For and on behalf of the Independent Board Committee of

OneConnect Financial Technology Co., Ltd.

Dr. Yaolin Zhang	Mr. Tianruo Pu	Mr. Wing Kin	Mr. Koon Wing
		Anthony Chow	Ernest Ip
Independent Non-executive Directors

LETTER FROM ELSTONE CAPITAL LIMITED

The following is the full text of a letter of advice from Elstone Capital Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Disposal, which has been prepared for the purpose of incorporation in this circular.

5 December 2023

To the Independent Board Committee and the Independent Shareholders

Dear Sir or Madam,

VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION

IN RELATION TO

DISPOSAL OF ENTIRE ISSUED SHARES IN A WHOLLY-OWNED SUBSIDIARY

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Share Purchase Agreement and the transactions contemplated thereunder, details of which are set out in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company to the Shareholders dated 5 December 2023 (the “Circular”), of which this letter forms part. Unless the context otherwise requires, capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

On 13 November 2023 (after Hong Kong trading hours), the Company entered into the Share Purchase Agreement with the Purchaser and PAOB, pursuant to which the Company conditionally agreed to sell and the Purchaser conditionally agreed to acquire PAOB through transferring the entire issued share capital of the Disposal Company at a consideration of HK$933,000,000 in cash, subject to the terms and conditions of the Share Purchase Agreement. Upon Closing, the Company will cease to hold any interest in the Disposal Company. Accordingly, the Disposal Company will cease to be a subsidiary of the Company and will no longer be consolidated into the financial statements of the Group.

As at the Latest Practicable Date, the issued share capital of the Company is held as to approximately 32.12% by Ping An Insurance. The Purchaser is held as to approximately 24.86% by An Ke Technology Company Limited and approximately 16.57% by Ping An Insurance Overseas as at the Latest Practicable Date. Both An Ke Technology Company Limited and Ping An Insurance Overseas are wholly-owned by Ping An Insurance. As such, the Purchaser is an associate of Ping An Insurance and thus a connected person of the Company. Accordingly, the Disposal constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Furthermore, as one or more of the applicable percentage ratios in respect of the Disposal exceeds 75%, the Disposal also constitutes a very substantial transaction of the Company under Chapter 14 of the Listing Rules.

LETTER FROM ELSTONE CAPITAL LIMITED

The Independent Board Committee comprising Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip, all being independent non-executive Directors, has been formed to consider the terms of the Disposal. We, Elstone Capital Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the terms of the Disposal.

OUR INDEPENDENCE

We are not associated with the Group or the Purchaser, their respective directors, chief executives, subsidiaries, associates or substantial shareholders or their respective associates or core connected persons (all as defined under the Listing Rules). Apart from acting as the Independent Financial Adviser, we also acted once as an independent financial adviser to advise the independent board committee of the Company and the independent shareholders during the last two years and up to the date hereof, details of which is set out in the Company’s circular dated 20 February 2023. Apart from normal professional fees paid or payable to us in connection with such appointments as the independent financial adviser, no arrangements exist whereby we had received any fees or benefits from the Group. As at the Latest Practicable Date, we did not have any relationships or interests with the Group or the Purchaser that could reasonably be regarded as hindrance to our independence. Accordingly, we are considered to be eligible to give independent advice in respect of the Disposal.

BASIS OF OUR OPINION

In formulating our opinion and advice, we have relied on (i) the information and facts contained or referred to in the Circular; (ii) the information supplied by the Directors and the management of the Group; (iii) the opinions expressed by and the representations of the Directors and the management of the Group; and (iv) our review of the relevant public information. We have assumed that all the information provided and representations and opinions expressed to us or contained or referred to in the Circular were true, accurate and complete in all material respects as at the date thereof and may be relied upon. We have also assumed that all statements contained and representations made or referred to in the Circular are true at the time they were made and continue to be true as at the date hereof and all such statements of belief, opinions and intentions of the Directors and the management of the Group and those as set out or referred to in the Circular were reasonably made after due and careful enquiry. We have no reason to doubt the truth, accuracy and completeness of such information and representations provided to us by the Directors and the management of the Group. The Directors have confirmed that no material facts have been withheld or omitted from the information provided, opinion expressed, representations made to us or referred to in the Circular and that all information provided, opinion expressed or representations made, to us by the Directors and the management of the Group are true, accurate, complete and not misleading in all material respects at the time they were made and continued to be so until the date of the Circular.

LETTER FROM ELSTONE CAPITAL LIMITED

We consider that we have reviewed sufficient information currently available to reach an informed view and to justify our reliance on the accuracy of the information contained in the Circular so as to provide a reasonable basis for our recommendation. We have not, however, carried out any independent verification of the information provided, representations made or opinion expressed by the Directors and the management of the Group, nor have we conducted any form of in-depth investigation into the business, affairs, operations, financial position or future prospects of any member of the Group or any of their respective subsidiaries and associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion and recommendations to the Independent Board Committee and the Independent Shareholders, we have taken into consideration the following principal factors and reasons. Our conclusions are based on the results of all analyses taken as a whole.

1.     Information of the Group

The Group is a technology-as-a-service provider for the financial services industry in China with an expanding international presence. The Company provides integrated technology solutions to financial institutional customers, including digital banking solutions and digital insurance solutions. The Company also provides digital infrastructure for financial institutions through the Gamma Platform. The Company’s solutions and platform help financial institutions expedite their digital transformation and ensure their sustainability.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services ecosystem. In addition, the Company has successfully exported its technology solutions to overseas financial institutions with its technology solutions.

Set out below is a summary of the consolidated financial information of the Group for the year ended 31 December 2021 (the “FY2021”) and 31 December 2022 (the “FY2022”), and the six months ended 30 June 2022 (the “6M2022”) and 30 June 2023 (the “6M2023”) as extracted from the Company’s annual report dated 24 April 2023 (the “Annual Report 2022”) and its interim report for the six months ended 30 June 2023 (the “Interim Report 2023”), respectively:

	FY2021	FY2022	6M2022	6M2023
	RMB’000 (audited)	RMB’000 (audited)	RMB’000 (unaudited)	RMB’000 (unaudited)
Revenue	4,132,357	4,464,002	2,152,703	1,899,346
Loss for the year/period	(1,330,513)	(928,026)	(590,192)	(198,523)
Loss for the year/period attributable to the owners of the Company	(1,281,699)	(872,274)	(562,374)	(190,465)

LETTER FROM ELSTONE CAPITAL LIMITED

As set out in the above table, the Group recorded revenue of approximately RMB4,464.0 million for FY2022, which represented an increase of approximately 8.0% as compared to that of the prior year. With reference to the Annual Report 2022, such increase in revenue was primarily as a result of the increase in revenue generated from (i) implementation from approximately RMB733.6 million for FY2021 to approximately RMB861.8 million for FY2022; and (ii) cloud services platform from approximately RMB1,050.2 million for FY2021 to approximately RMB1,315.8 million for FY2022. The Group recorded a decrease in net loss for the year from approximately RMB1,330.5 million for FY2021 to approximately RMB928.0 million for FY2022 which was mainly due to (i) the aforesaid increase in revenue; (ii) decrease in net impairment losses on finance and contract assets of approximately RMB38.6 million; (iii) decrease in financial costs of approximately RMB39.5 million, and (iv) increase in share of gain of associate and joint venture of approximately RMB14.9 million, offset by the increase in research and development expenses of approximately RMB64.7 million and the decrease in finance income of approximately RMB14.1 million.

According to the Interim Report 2023, the Group recorded revenue of approximately RMB1,899.3 million for 6M2023, which represented a decrease of approximately 11.8% as compared to approximately RMB2,152.7 million for 6M2022. The decrease in revenue was primarily as a result of the decrease in revenue generated from (i) business origination services from approximately RMB219.5 million for 6M2022 to approximately RMB81.1 million for the corresponding period of 2023; and (ii) operation support services from approximately RMB572.1 million for 6M2022 to approximately RMB417.6 million for the corresponding period of 2023. The loss for the period decreased from approximately RMB590.2 million for 6M2022 to approximately RMB198.5 million for 6M2023, which was mainly due to (i) the decrease in research and development expenses of approximately RMB212.5 million; (ii) decrease in selling and marketing expenses of approximately RMB89.1 million; and (iii) decrease in general and administrative expenses of approximately RMB159.8 million, offset by the decrease in share of gain of associate and joint venture of approximately RMB13.1 million.

2.     Information of the Purchaser

The Purchaser is a leading financial services enabler for small business owners (“SBOs”) in China and it offers financing products designed principally to address the needs of SBOs. The Purchaser’s group is currently primarily engaged in the business of enablement of loans in China. The Purchaser’s group has established relationships with financial institutions in China as funding and credit enhancement partners to enable general unsecured loans and secured loans under its core retail credit and enablement business model. The Purchaser’s group also enables consumer finance loans through its consumer finance subsidiary.

LETTER FROM ELSTONE CAPITAL LIMITED

3.     Information of the Disposal Group

In the ever-evolving landscape of banking, even developed markets like Hong Kong face changing customer demands that traditional banks may struggle to meet. This has created an opportunity for digital banks to step in and offer highly personalized and digital experiences. However, according to the report released in May 2023 by Quinlan & Associates, an Asia’s leading independent strategy consulting firm and is globally recognized in the financial services and fintech sector, all eight digital banks in Hong Kong have yet to turn a profit since their introduction in 2020, recording sizeable losses in range of approximately US$19 million to US$91 million for the financial year of 2022. One of the significant challenges for the newer digital banks that have sprouted up in Hong Kong is the high cost of customer acquisition (CAC). Compared to emerging Asia and frontier Asian markets, the CAC for retail customers in Hong Kong is considerably higher. Additionally, the average deposit levels per customer in Hong Kong are ten times lower than traditional banks, limiting the monetisation potential through lending and investment products.

The Disposal Company is a wholly-owned subsidiary of the Company. It is a company incorporated in the British Virgin Islands and is a holding company. It indirectly holds the entire interest of PAOB through Jin Yi Rong, a company incorporated in Hong Kong. PAOB obtained virtual bank licence by Hong Kong Monetary Authority in May 2019 and commenced operation in September 2020. PAOB was the first virtual bank to provide flexible and efficient banking services with a focus on the small and medium-sized enterprises (“SME”) in Hong Kong and was the first virtual bank to participate in the SME Financing Guarantee Scheme launched by The Hong Kong Mortgage Corporation Limited. In terms of credit assessment, PAOB adopted alternative data to support its credit decisions, allowing it to better understand SMEs’ financing needs and perform more complete and accurate credit risk assessment. Set out below is the summary of the audited financial information of the Disposal Group for the three years ended 31 December 2022 as obtained from the Company:

				For the six months ended	For the six months ended
				30 June	30 June
	FY2020	FY2021	FY2022	2022	2023
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
Revenue	6,429	41,516	124,143	55,195	75,131
Loss for the year	(184,401)	(214,190)	(157,159)	(78,158)	(87,451)

				As at
	As at 31 December			30 June
	2020	2021	2022	2023

				(unaudited)
Total assets	1,220,483	2,484,260	3,192,940	3,078,425
Total liabilities	609,327	1,787,197	2,346,086	2,137,694
Net assets	611,156	697,063	846,854	760,731

LETTER FROM ELSTONE CAPITAL LIMITED

As set out in the above table, the Disposal Group recorded revenue of approximately HK$41.5 million for FY2021, which represents an increase of approximately 545.8% as compared to that for FY2020. As advised by the Company, such significant increase in revenue of the Disposal Group was mainly due to the full year impact of the substantial business growth in 2021 since the Disposal Group only commenced operations in September 2020. The Disposal Group recorded net loss of approximately HK$214.2 million for FY2021, represents an increase in net loss of approximately 16.2% as compared to that for FY2020, which was mainly due to the increase in operating expenses to support the abovementioned business growth.

As set out in the above table, the Disposal Group recorded revenue of approximately HK$124.1 million for FY2022, which represents an increase of approximately 199.0% as compared to that for FY2021. As advised by the Company, the increase in revenue of the Disposal Group was mainly due to the increase in interest income generated from growth in SME loans and advances. The Disposal Group recorded net loss of approximately HK$214.2 million and HK$157.2 million for FY2021 and FY2022, respectively, representing a decrease in net loss of approximately 26.6%. Such decrease was mainly due to the increase in revenue as a result of the increase in interest income generated from growth in SME loans and advances.

As set out in the above table, the Disposal Group recorded revenue of approximately HK$75.1 million for the six months ended 30 June 2023, which represents an increase of approximately 36.1% as compared to the corresponding period of 2022. As advised by the Company, the increase in revenue of the Disposal Group was mainly due to increase in average loans and advances to customers during the period. The Disposal Group recorded net loss of approximately HK$78.2 million and HK$87.5 million for the six months ended 30 June 2022 and 2023, respectively, representing an increase in net loss of approximately 11.9%. Such increase was mainly due to higher interest expenses partially offset by higher interest income. The increase in interest expense was in line with the rising market interest rate environment since second half of 2022.

As at 31 December 2021, the Group recorded total assets of approximately HK$2,484.3 million. The increase in total assets of approximately HK$1,263.8 million compared to the total asset of approximately HK$1,220.5 million as at 31 December 2020 was mainly due to (i) increase in loans and advances to customers of approximately HK$1,291.5 million; and (ii) increase in balances with banks and central bank of approximately HK$577.8 million offset by the decrease in placements with and advances to banks of approximately HK$425.5 million and the decrease in investment securities of approximately HK$189.7 million. As at 31 December 2021, the Group recorded total liabilities of approximately HK$1,787.2 million. The increase in total liabilities of approximately HK$1,177.9 million compared to the total liabilities of approximately HK$609.3 million as at 31 December 2020 was mainly due to increase in deposits from customers of approximately HK$1,168.4 million.

As at 31 December 2022, the Group recorded total assets of approximately HK$3,192.9 million. The increase in total assets of approximately HK$708.7 million compared to the total asset of approximately HK$2,484.3 million as at 31 December 2021 was mainly due to (i) increase in loans and advances to customers of approximately HK$424.9 million; (ii) increase in placements with and advances to banks of approximately HK$360.3 million; and (iii) increase in investment securities of approximately HK$475.9 million offset by the decrease in balances with banks and central bank of approximately HK$570.6 million. As at 31 December 2022, the Group recorded total liabilities of approximately HK$2,346.1 million. The increase in total liabilities of approximately HK$558.9 million compared to the total liabilities of approximately HK$1,787.2 million as at 31 December 2021 was mainly due to (i) increase in deposits from customers of approximately HK$496.8 million; and (ii) increase in financial liabilities at amortized cost of approximately HK$100.0 million, offset by the decrease in amounts due to related companies of approximately HK$50.0 million.

LETTER FROM ELSTONE CAPITAL LIMITED

As at 30 June 2023, the Group recorded total assets of approximately HK$3,078.4 million. The decrease in total assets of approximately HK$114.5 million compared to the total asset of approximately HK$3,192.9 million as at 31 December 2022 was mainly due to (i) decrease in balances with banks and central bank of approximately HK$48.7 million; (ii) decrease in placements with and advances to banks of approximately HK$66.8 million; and (iii) decrease in investment securities of approximately HK$18.0 million offset by the increase in loans and advances to customers of approximately HK$29.5 million. As at 30 June 2023, the Group recorded total liabilities of approximately HK$2,317.7 million. The decrease in total liabilities of approximately HK$28.4 million compared to the total liabilities of approximately HK$2,346.1 million as at 31 December 2022 was mainly due to (i) decrease in deposits from customers of approximately HK$25.1 million; and (ii) decrease in lease liabilities at amortized cost of approximately HK$4.5 million, offset by the increase in other payables and accrual of approximately HK$0.9 million.

The unaudited consolidated net asset value of the Disposal Group as of 30 June 2023 was approximately HK$760.7 million. The Disposal Group has recorded accumulated loss and has not distributed any dividends since incorporation.

4.     Reasons for and benefits of the Disposal

The Group is a technology-as-a-service provider for the financial services industry in China with an expanding international presence. PAOB is a virtual bank, mainly engages in providing banking services.

In line with the Group’s strategy at the time to broaden its coverage across the financial services industry, PAOB was incorporated in 2018 to expand the Group’s geographical presence and to commence its virtual banking business. In May 2019, the Group was granted a virtual banking license to operate in Hong Kong by the Hong Kong Monetary Authority. Its virtual banking business, which is operated by PAOB, began operating in September 2020 to provide diverse services, including SME banking and retail banking, with the former as its strategic focus. PAOB has been committed to providing seamless and reliable financial services to customers and promoting inclusive finance in Hong Kong.

Since its launch, PAOB achieved strong growth in recent years, and was the first virtual bank in Hong Kong region to provide flexible and efficient banking services with a focus on SMEs in Hong Kong. PAOB adopted alternative data to support its credit decisions, allowing it to better understand SMEs’ financing needs and perform more complete and accurate credit risk assessment, and it has filled the gap within the market by supporting the underserved SME customers and helped to promote financial inclusion. By leveraging fintech and commercial data, PAOB provided more convenient financing services to SMEs with simplified loan application and approval procedures and enabled them to meet their capital requirements and seize business opportunities without hassle. PAOB has since then also received a number of international awards recognitions.

LETTER FROM ELSTONE CAPITAL LIMITED

As stated in the Letter from the Board, the Board undertakes strategic review of its businesses from time to time with a view to maximizing returns to the Shareholders. According to the Annual Report 2022, the regulatory authorities in PRC have put strategic importance on the digital transformation of financial institutions. In December 2021, the People’s Bank of China issued the FinTech Development Plan (2022-2025) (the “Plan”), which proposed the guidelines for Fintech development, and emphasized the importance of accelerating the digital transformation of financial institutions. The Fintech development in the new period, as set out in the Plan, should also focus on technology-driven and data-enabled financial innovation to achieve a leapfrogging improvement in the overall level and core competitiveness by 2025. In January 2022, China Banking and Insurance Regulatory Commission issued the guidelines on digital transformation of banking and insurance industry《關於銀行業保險業數字化轉型的指導意見》, requiring the top-level design for the digital transformation of financial institution. According to China Insights Industry Consultancy Limited, with the continuous improvement of the digitalization of financial institutions, the total technology spending of financial institutions in China is expected to reach RMB799.3 billion by 2025.

Furthermore, as stated in the 2023 Interim Report, in February 2023, China has rolled out a plan for the overall layout of the country’s digital development, which was jointly released by the Communist Party of China Central Committee and the State Council 《數字中國建設整體佈局規劃》(the “Digital Development Plan”). According to the Digital Development Plan, building a digital China is important for the advancement of Chinese modernization in the digital era, and provides solid support for the development of new advantages in the country’s competitiveness. The Digital Development Plan includes support for the in-depth integration of digital technology and the real economy and the application of digital technology in multiple sectors, including finance sector. Financial institutions are increasingly embracing digital transformation in their strategic plans and ramping up investment in this regard. China’s digital economy is expected to surpass RMB60 trillion (US$8.84 trillion) by 2025, according to a forecast by the China Academy of Information and Communications Technology.

As a technology-as-a-service provider for the financial services industry, the Group focuses on providing integrated technology solutions to financial institutional customers. Having taken into account the current business strategy of the Group, the Directors believe that the Disposal represents a good opportunity for the Group to focus more on technology-driven products and services that require less capital and allow the Group to deploy appropriate resources towards such technology-driven products and services. Upon completion of the Disposal, the Group will continue to focus on its existing technology solutions business to enable the digital transformation of its financial institution customers. The Purchaser, who is the connected person of the Company, is a leading financial services enabler for SBOs in China and it offers financing products designed principally to address the needs of SBOs. We note from the Purchaser’s announcement dated 14 November 2023, both the Purchaser and PAOB share the same vision of using technology to empower financial services and improve customer experience. All of PAOB’s loans were SME loans in Hong Kong, and a significant portion of the outstanding balance is backed by Hong Kong government’s SME Financing Guarantee Scheme. The business and target customers of PAOB would synchronize well with the Purchaser’s existing operations.

LETTER FROM ELSTONE CAPITAL LIMITED

As advised by the Company, in view of the capital commitment required by the virtual banking business, the Directors are of the view that the Disposal will significantly improve the financial position of the Group. Net proceeds will be used as general working capital, as well as to further improve the main business operations of the Company and to focus on the Company’s technology capabilities and business to facilitate the long-term business development of the Group. The Directors currently intend to apply the estimated proceeds from the Disposal in the amount of approximately HK$925 million (after deducting the estimated transaction-related expenses of approximately HK$8 million) in the following manner:

(i)	approximately HK$400 million for enhancement of the Group’s platform and technology capabilities to facilitate the long-term business development of the Group, on or before December 2030;

(ii)	approximately HK$525 million as general working capital and for general corporate purposes of the Group.

The intended use of net proceeds (including the proposed breakdown and estimated timeline) is subject to actual circumstances and decision of the Board when concrete details of proposed uses are put forward for consideration.

According to the 2023 Interim Report, the Company will continue to implement the second-stage strategy of deepening customer engagement to focus on serving premium-plus customers and product integration in the second half of 2023. For product integration, the Company will continue to upgrade the solutions through adding new product modules that empowering customers in digital transformation, as well as accelerate product standardization, improve delivery efficiency, and provide customers with full-process digital transformation services. As for premium-plus customer expansion, the Company will strengthen their key customer services, and continue to increase sustainable revenue for single products as well as multi-product cross-selling. The Company expects to continue to invest in research and development activities at a reasonable pace to improve the technologies and applications the Company employs in providing the solutions, and to optimize the Group’s product structure by integrating single-module products to more integrated solutions.

Having considered (i) the Board has been undertaking strategic review of its businesses from time to time with a view to maximizing returns to the Shareholders; (ii) the abovementioned regulations and guidelines released by the relevant PRC regulatory authorities are beneficial to the development of technology-as-a-service for financial services industry, which is the main business of the Group since its establishment in 2015; (iii) large capital commitment required for the virtual banking might impose a significant cost for the Group since PAOB is still in development stage and the Disposal Group has recorded an increase in net loss of approximately 11.9% for 6M2023 compared to 6M2022; and (iv) the Group would apply the net proceeds from the Disposal for its main business including enhancement of its platform and technology capabilities to facilitate its long term business development and as general working capital and general corporate purposes of the Group, we are of the view that the Disposal is in line with the Group’s strategy and the Disposal allows the Group to better reallocate its financial resources, and the Disposal is in the interests of the Company and the Shareholders as a whole.

LETTER FROM ELSTONE CAPITAL LIMITED

5.     Principal terms of the Share Purchase Agreement

The principal terms of the Share Purchase Agreement are set out as follows:

Date

13 November 2023

Parties

(i)       The Company, as the vendor;

(ii)      Lufax Holding Ltd, as the Purchaser; and

(iii)     PAOB

Subject matter

Pursuant to the Share Purchase Agreement, the Purchaser will purchase from the Company the entire issued share capital of the Disposal Company, which indirectly holds 100% of the issued share capital in PAOB.

Consideration and payment

Pursuant to the Share Purchase Agreement, the consideration for the Disposal is HK$933,000,000 in cash. The consideration was determined after arm’s length negotiations between the Company and the Purchaser on normal commercial terms with reference to, among other things, (i) the fair market value range of PAOB’s 100% equity interest as of 30 June 2023 implied under the market approach (i.e. the guideline companies method), which is from HK$853 million to HK$943 million; (ii) the potential development of PAOB with reference to its latest operational and financial performance; and (iii) the reasons for and benefits of the Disposal as set out in the section headed “Reasons for and benefits of the Disposal” below. In particular, the price-to-book ratio was selected as basis of analysis and the value estimates were derived by taking into account the financial performance of both PAOB and comparable companies which carry out similar businesses, together with the prices paid for the trading shares of comparable companies.

The consideration for the Disposal shall be paid by the Purchaser to the Company in full on the Closing Date. The consideration for the Disposal shall be settled by wire transfer of immediately available funds in Hong Kong dollars. Details of the consideration and payment are set out in the Letter from the Board.

LETTER FROM ELSTONE CAPITAL LIMITED

Conditions precedent

Closing of the Disposal is subject to the fulfillment of certain conditions or waiver (if applicable). As of the Latest Practicable Date, certain conditions have been fulfilled. Details of the conditions precedent are set out in the Letter from the Board.

All of the conditions may be waived in whole or in part by the Company or by the Purchaser (as the case may be) to the extent permitted by the applicable law, rule or regulation of any government authority or jurisdiction. As of the Latest Practicable Date, neither the Company nor the Purchaser has any intention to waive any of the conditions.

Closing

Closing of the Disposal shall take place on a date that is no later than the fifth (5th) business day after the satisfaction or valid waiver of each of the closing conditions (other than the conditions that by their nature are to be satisfied at the Closing), unless another time, date or place is agreed to in writing by the Purchaser and the Company. Upon Closing, the Company will cease to hold any interest in the Disposal Company. Accordingly, the Disposal Company will cease to be a subsidiary of the Company and will no longer be consolidated into the financial statements of the Group.

6.    Analysis on the fairness and reasonableness of the Consideration

The Consideration for the Disposal is HK$933,000,000 under the Share Purchase Agreement. In assessing the fairness and reasonableness of the Consideration, it is a general practice to apply comparable analysis. Given that the market approach is (i) one of the most widely used valuation method in Hong Kong as well as other mature markets, as it is generally considered that the best evidence of value is the price paid for similar transactions and valuation of companies in the same industry; and (ii) commonly used in assessing the financial valuation of a company as the data for calculating the ratios can be obtained fairly and directly from public available information and reflect the value of a company determined by the open market, we consider the adoption of the market approach relevant and appropriate as it would provide a more objective result.

LETTER FROM ELSTONE CAPITAL LIMITED

Comparable companies analysis

We have conducted search on the companies engaging in the virtual banking industry in Hong Kong and the PRC, however, the eight licensed virtual banks in Hong Kong are not listed and no comparable companies currently listed can be identified. We have extended our search globally and identified a list of listed companies globally that have similar businesses with the Disposal Group which are principally engaged in virtual banking services with more than 50% of their latest respective reported annual revenue generated from this segment. On a best-effort basis, an exhaustive list of five comparable companies were identified based on our selection criteria (the “Comparable Companies”). Having considered that Comparable Companies are having similar businesses with the Disposal Group, we consider that the coverage of the Comparable Companies is fair and reasonable. We have compared the price-to-book ratio (“P/B ratio”) of the Disposal as implied by the Consideration to those of the Comparable Companies. Taking into account the Comparable Companies are in the virtual banking industry which their operating performance depends on the net assets size, and the Disposal Group is still in the loss-making position, we consider the P/B ratio is commonly adopted approach. Details of the Comparable Companies are summarised in table below.

Name	Stock Exchange and Stock code	Principal business activities	Market Capitalisation	P/B Ratio (times)
			(HK$ billion)
			(Note 1)	(Note 2)
KakaoBank Corp.	Korea Stock Exchange (KOSE:A323410	KakaoBank Corp. provides Internet based banking products and services in South Korea.	65.40	1.89
Rakuten Bank, Ltd.	The Tokyo Stock Exchange (TSE:5838)	Rakuten Bank, Ltd. provides internet banking products and services in Japan.	21.78	1.72
SBI Sumishin Net Bank, Ltd.	The Tokyo Stock Exchange (TSE:7163)	SBI Sumishin Net Bank, Ltd., principally engaged in BaaS (Banking as a Service) business and digital banking business which providing various banking products and services to individuals and corporate customers in Japan.	13.26	1.66
Dave Inc.	Nasdaq Global Market (NasdaqGM: DAVE)	Dave Inc. provides a suite of financial products and services through its financial service online platform.	0.52	0.79

LETTER FROM ELSTONE CAPITAL LIMITED

Name	Stock Exchange and Stock code	Principal business activities	Market Capitalisation	P/B Ratio (times)
			(HK$ billion)
			(Note 1)	(Note 2)
TCS Group Holding PLC (Note 4)	London Stock Exchange (LSE:TCS)	TCS Group Holding PLC, through its subsidiaries, provides retail banking, brokerage, insurance, and acquiring and payment services in Russia.	25.14	1.21
			Minimum	0.79
			Maximum	1.89
			Average	1.45
			Median	1.66

Implied P/B
(Note 3)
The Disposal	1.23

Sources: Latest annual report of the Comparable Companies and Capital IQ

Notes:

1.	Market capitalisation as at the date of Share Purchase Agreement.

2.	The P/B ratio is calculated based on the closing share price as at the date of the Share Purchase Agreement divided by the reported book value per share as of the latest interim or annual financial results.

3.	The implied P/B ratio of the Disposal is calculated based on the Consideration of HK$933 million divided by the net asset of the Disposal Group prior to the Share Purchase Agreement as at 30 June 2023.

4.	We note that TCS Group Holding PLC has been suspended on London Stock Exchange since March 2022. For illustration, the P/B ratio is calculated based on the off-book trade share price from Capital IQ, a world-leading provider of financial information services.

From the table above, we noted that the P/B Ratio of the Comparable Companies ranged from approximately 0.79 times to 1.89 times with an average of 1.45 times and a median of 1.66 times. The implied P/B Ratio of the Disposal of 1.23 times is within the range, but below the average and median of the P/B ratio of the Comparable Companies.

LETTER FROM ELSTONE CAPITAL LIMITED

Comparable transactions analysis

We have conducted search on transactions involving sale and purchase of virtual banking companies in Hong Kong, however, no such transactions could been identified. As there were limited number of public companies that specialize in virtual bank business, we have extended our search on a list of transactions of private or listed companies globally (i) which were related to transfer of equity interests in companies, the principal business of which were mainly engaged in banking services with digital banking services; and (ii) the date of the transaction announced were within three years prior to the date of Share Purchase Agreement. On a best-effort basis, an exhaustive list of six comparable transactions were identified based on our selection criteria (the “Comparable Transactions”). Having considered that (i) the target companies of the Comparable Transactions are in banking industry with digital bank services; (ii) the target companies of the Comparable Transactions are conducting business through the Internet or other electronic channels; and (iii) the date of the transaction announced were within three years prior to the date of Share Purchase Agreement which could reflect the general market trend of similar transactions in recent years, we consider that the coverage of the Comparable Transactions is fair and reasonable. We have compared the P/B Ratio of the Disposal as implied by the Consideration to those of the Comparable Transactions. Details of the Comparable Transactions are summarised in table below.

Target company of the transaction	Principal business	Location of business	Equity interest of the target company being transferred	Date of transactions announced	P/B Ratio (times)
					(Note 1)
Professional Holding Corp.	Professional Holding Corp. provides banking products and services (including digital account opening platform) to small and medium sized businesses through its subsidiary. The company also offers digital and mobile banking services for cash management and treasury management.	United States	100%	8 August 2022	1.96

LETTER FROM ELSTONE CAPITAL LIMITED

Target company of the transaction	Principal business	Location of business	Equity interest of the target company being transferred	Date of transactions announced	P/B Ratio (times) (Note 1)
UB Bancorp	UB Bancorp operates as the bank holding company for Union Bank that provides commercial and retail banking services to individuals and businesses.	United States	100%	1 June 2022	1.17
Randolph Bancorp, Inc.	Randolph Bancorp, Inc. operates as the bank holding company for Envision Bank that provides financial services to individuals, families, and small to mid-size businesses in Massachusetts, Rhode Island, and southern New Hampshire. The company also provide digital banking service with remote deposit products to meet the online banking needs of the customers.	United States	100%	28 March 2022	1.39
West Suburban Bancorp, Inc. WNRP.NASDAQ	West Suburban Bancorp, Inc. operates as the bank holding company for West Suburban Bank that provides consumer and commercial retail banking products and services for individuals and businesses in Illinois.	United States	100%	26 July 2021	1.21

LETTER FROM ELSTONE CAPITAL LIMITED

Target company of the transaction	Principal business	Location of business	Equity interest of the target company being transferred	Date of transactions announced	P/B Ratio (times) (Note 1)
Sbanken ASA	Sbanken ASA, a digital bank, provides various banking products to retail customers and small businesses in Norway. It offers deposit products, loan products and investment products. The company also provides digital and mobile banking services.	Norway	99%	15 April 2021	1.51
Members Equity Bank Ltd	Members Equity Bank Limited, together with its subsidiaries, provides banking services in Australia. It offers transaction accounts, online savings accounts, and term and business deposits; home loans for first home buyers, refinancers, and investors; personal loans; debit and credit cards; and digital payments and Internet banking services.	Australia	100%	22 February 2021	0.81
				Minimum	0.81
				Maximum	1.96
				Average	1.34
				Median	1.30

					Implied P/B
					(Note 2)
The Disposal			100%		1.23

LETTER FROM ELSTONE CAPITAL LIMITED

Sources: Latest available annual report or annual results of the target companies of Comparable Transactions and Capital IQ

Notes:

(1)	The P/B ratio is calculated based on the value of the target company as implied by the consideration divided by the latest available net asset of the target company prior to the date of the relevant transaction announced.

(2)	The implied P/B ratio of the Disposal is calculated based on the Consideration of HK$933 million divided by the latest net asset of the Disposal Group prior to the Share Purchase Agreement as at 30 June 2023.

From the table above, we noted that the P/B Ratio of the Comparable Transactions ranged from approximately 0.81 times to 1.96 times with an average of 1.34 times and a median of 1.30 times. The implied P/B Ratio of the Disposal of 1.23 times is within the range and is slightly below the average and median of the P/B Ratio of the Comparable Transactions.

Independent Shareholders should note that notwithstanding the business and financial aspects and prospects of the subject companies in the Comparable Transactions and the Comparable Companies may not be identical to those of the Disposal Group, it serves as a general reference of the companies in the same industry as the Disposal Group for our assessment purpose.

We note that both implied P/B Ratio of the Disposal Group are below the average of those of the Comparable Companies and Comparable Transactions, which might due to the Disposal Group only commenced operations in 2020 and is still at the early stage of business operation and still in loss-making position when compared to the Comparable Companies and the target companies in the Comparable Transactions.

Given that the implied P/B of the Disposal is within the range of those of the Comparable Transactions and the range of those of the Comparable Companies, we consider that the Consideration is fair and reasonable and in the interests of the Company and the Independent Shareholders as a whole.

7.     Possible financial effects of the Disposal

Earnings

With reference to the Letter from the Board, upon the Closing, the Company will cease to hold any interest in the Disposal Company and the Disposal Group will cease to be subsidiaries of the Company. Subject to audit to be performed by the Company’s auditors and without taking into account currency translation differences, it is expected that the Company will record a gain from the Disposal of approximately HK$164 million, after taking into account of (i) the consideration for the Disposal of HK$933 million; (ii) the unaudited consolidated net asset value of the Disposal Group as of 30 June 2023 in the amount of approximately HK$761 million; and (iii) the estimated relevant fees and expenses in relation to the Disposal.

LETTER FROM ELSTONE CAPITAL LIMITED

For illustrative purpose, subject to audit to be performed by the Company’s auditors and taking into account currency translation differences, the estimated gain on the Disposal of RMB115 million, which consist of (i) RMB151 million (equivalent to HK$164 million based on the exchange rate of HK$1 to RMB0.92198, being the exchange rate as at the close of 30 June 2023); and (ii) the accumulated losses of RMB36 million reclassified from other reserves related to foreign currency translation differences and changes in the fair value of debt instruments measured at fair value through other comprehensive income in the Disposal Group as at 30 June 2023.

The actual amount of gain or loss as a result of the Disposal to be recorded by the Company is subject to the review and final audit by the auditors of the Company. The actual gain from the Disposal will be reassessed after the Closing Date, and therefore will be different from the amount mentioned above.

Assets and liabilities

Pursuant to the unaudited consolidated financial statements of the Company as at 30 June 2023, prior to the Disposal, the Group had total assets and total current liabilities of approximately RMB8,482.7 million and RMB5,187.8 million, respectively. The consolidated net assets and short-term borrowings of the Group as at 30 June 2023 was approximately RMB3,148.8 million and RMB256.4 million, respectively.

[REDACTED]

Liquidity and working capital

As advised by the management of the Company, the Directors currently intend to apply the proceeds from the Disposal to the main business operations of the Company and to focus on the Company’s technology capabilities and business. Given that the Group would gain additional cash from the net proceeds of the Disposal, it is expected that the Disposal would have a positive effect on the liquidity and working capital position of the Group upon Closing.

It should be noted that the aforementioned analyses are for illustrative purposes only and does not purport to represent how the financial position of the Group will be upon Closing of the Disposal.

LETTER FROM ELSTONE CAPITAL LIMITED

Shareholders should note that the unaudited pro forma financial information of the Group has been prepared for illustrative purpose only. The actual financial effects of the Disposal will be determined with reference to the financial status of the Disposal Group as at the Closing Date and therefore will be different from the amounts mentioned above.

OPINION AND RECOMMENDATION

Having considered the above, in particular, (i) the Disposal is in line with the Group’s strategy to focus on its main business and to better utilize the financial resources, (ii) the Consideration is fair and reasonable given that the implied P/B of the Disposal are within the range of those of the Comparable Companies and the Comparable Transactions, and (iii) there would be no material adverse financial impact on the Group as a result from the Disposal, hence, we are of the view that although the Disposal is not conducted in the ordinary and usual course of business of the Group, the Disposal is on normal commercial terms, and the terms of the Share Purchase Agreement and the Disposal are fair and reasonable so far as the Independent Shareholders are concerned, and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the Share Purchase Agreement and the Disposal and we recommend the Independent Shareholders to vote in favour of the resolution in this regard.

Yours faithfully, For and on behalf of ELSTONE CAPITAL LIMITED Lee Tseng Wing Managing Director

Ms. Lee Tseng Wing is a licensed person registered with the Securities and Futures Commission of Hong Kong and a responsible officer of Elstone Capital Limited to carry out type 6 (advising on corporate finance) regulated activity under the SFO and has over 25 years of experience in corporate finance industry.

APPENDIX I                  FINANCIAL INFORMATION OF THE GROUP

I.      FINANCIAL INFORMATION OF THE GROUP

The consolidated financial statements of the Group, together with the accompanying notes for the each of the years ended December 31, 2020, 2021 and 2022 and the six months ended June 30, 2023 are disclosed in the listing document of the Company dated June 28, 2022 (pages IA-4 to IA-108), the annual report of the Company for the year ended December 31, 2022 (pages 64 to 190), and the interim report for the six months ended June 30, 2023 (pages 28 to 76) respectively and are incorporated by reference into this circular.

The said listing document, annual report and interim report have been published and are available on the HKSE website (https://www.hkexnews.hk) and the Company’s website (www.ocft.com):

•	The listing document dated June 28, 2022 published by the Company on June 28, 2022: https://www1.hkexnews.hk/listedco/listconews/sehk/2022/0628/2022062800234.pdf

•	Annual report for the year ended December 31, 2022 published by the Company on April 24, 2023: https://www1.hkexnews.hk/listedco/listconews/sehk/2023/0424/2023042400719.pdf

•	Interim report for the six months ended June 30, 2023 published by the Company on September 4, 2023: https://www1.hkexnews.hk/listedco/listconews/sehk/2023/0904/2023090401667.pdf

II.     INDEBTEDNESS STATEMENT

At the close of business on October 31, 2023, being the latest practicable date for the purpose of ascertaining this indebtedness statement prior to the publication of this circular, the Group had short-term borrowings of RMB201.5 million which are unsecured and unguaranteed. As at October 31, 2023, the Group had credit facilities primarily with two banks in the aggregate of committed credit of RMB195.0 million.

As at October 31, 2023, the Group had total lease liabilities (comprising both current and non-current liabilities) of approximately RMB59.9 million. Our lease liabilities are in relation to properties that we lease for our office premises.

Except as otherwise disclosed above, we did not have any material mortgages, charges, debentures, loan capital, debt securities, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities as at October 31, 2023.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

III.    WORKING CAPITAL

After taking into account the present internal financial resources available to the Group, including cash and bank balances, the available banking facilities as well as the financial effect of the Disposal, the Directors are of the opinion that the working capital available to the Group is sufficient for the Group’s present requirement for at least 12 months from the date of this circular.

IV.   FINANCIAL AND TRADING PROSPECTS OF THE REMAINING GROUP

In view of the development of digital economy, financial institutions are increasingly embracing digital transformation and more opportunities have been laid out for Fintech expansion.

Looking ahead, we will continue to implement our second-stage strategy of deepening customer engagement to focus on serving premium-plus customers and product integration.

For product integration, we will continue to upgrade our solutions through adding new product modules, which have been tested and proven within Ping An Insurance group, empowering customers in digital transformation. Also, we will continue to accelerate product standardization, improve delivery efficiency, and provide customers with full-process digital transformation services.

As for premium-plus customer expansion, we will strengthen our key customer services, and continue to increase sustainable revenue for single products as well as multi-product cross-selling.

We will also accelerate the expansion of new customers, to improve market coverage and broaden customer base. We also expect to continue to invest in research and development activities at a reasonable pace to improve the technologies and applications we employ in providing our solutions, and to optimize our product structure by integrating single-module products to more integrated solutions.

As a key part of our ecosystem strategy, we will keep on exploring partnership with government agencies and industry partners. In overseas business, we will continue to explore opportunities to provide our solutions, which have been tested and proven in China, to underserved overseas markets with robust demands for digital transformation.

We believe economic stimulus will undoubtedly bolster China’s economy over a longer span. However, we do recognize that over the short term our recovery will take some time as a result of the business nature. We will continue with prudent operation, focusing on growing revenue from third-party customers, and improving profit margin.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

The directors of the Company are responsible for the preparation of the historical financial information of Jin Yi Tong Limited (the “Disposal Company”) and its subsidiaries (collectively, “Disposal Group”) for the six months ended 30 June 2023 (the “Historical Financial Information of 30 June 2023”) in accordance with International Accounting Standard 34 “Interim Financial Reporting” issued by the International Accounting Standards Board. The Company’s reporting accountant was engaged to review the Historical Financial Information of 30 June 2023 set out on pages II-2 to II-14 in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity (“ISRE 2410”) issued by International Auditing and Assurance Standards Board. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable the reporting accountant to obtain assurance that the reporting accountant would become aware of all significant matters that might be identified in an audit. Accordingly, the reporting accountant does not express an audit opinion. The reporting accountant has issued an unmodified review report on the Historical Financial Information of 30 June 2023. The comparative information for the interim condensed consolidated financial statements of the Disposal Group for the six months ended 30 June 2022 has not been audited in accordance with International Standard on Auditing or reviewed in accordance with ISRE 2410.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

CONSOLIDATED CONDENSED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

	Note	Six months ended 30 June 2023	Six months ended 30 June 2022
		HK$’000	HK$’000
Interest income	3(a)	75,108	55,052
Interest expense	3(b)	(36,805)	(8,556)
Net interest income		38,303	46,496
Fees and commission income	4	23	143
Other income	5	–	1,600
Net operating income		38,326	48,239
Staff costs	6	(54,849)	(58,829)
Premises and equipment expenses	6	(1,575)	(2,412)
Other operating expenses	6	(62,743)	(60,174)
Total operating expenses	6	(119,167)	(121,415)
Loss before expected credit losses		(80,841)	(73,176)
Charge for expected credit losses	7	(6,610)	(4,982)
Loss before income tax		(87,451)	(78,158)
Income tax expenses	8	–	–
Loss after income tax		(87,451)	(78,158)
Other comprehensive income:
Items may be reclassified subsequently to profit or loss:
– Changes in the fair value of financial assets at fair value through other comprehensive income (“FVOCI”)		1,146	4,323
Other comprehensive income, net of tax		1,146	4,323
Total comprehensive income		(86,305)	(73,835)

The notes on pages II-6 to II-14 form part of this consolidated interim financial information.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION (unaudited)

	Note	As at 30 June 2023	As at 31 December 2022
		HK$’000	HK$’000
Assets
Balances with banks and central bank	9	210,561	259,271
Placements with and advances to banks	10	399,982	466,760
Investment securities	11	477,892	495,858
Loans and advances to customers	12	1,815,595	1,786,060
Property, plant and equipment	13	2,125	2,114
Intangible assets	14	135,115	140,477
Right-of-use assets	15(a)	9,379	13,639
Other assets	16	27,776	28,761
Total assets		3,078,425	3,192,940

Liabilities
Repurchase agreement at amortized cost	19	100,000	100,000
Deposits from customers	17	2,121,962	2,147,077
Amounts due to related companies	23	33,868	33,562
Other payables and accruals	18	49,685	48,791
Lease liability	15(a)	12,179	16,656
Total liabilities		2,317,694	2,346,086

Equity
Share capital	20	1,500,000	1,500,000
Accumulated loss		(755,101)	(667,650)
Other reserves		15,832	14,504
Total equity		760,731	846,854
Total liabilities and equity		3,078,425	3,192,940

The notes on pages II-6 to II-14 form part of this consolidated interim financial information.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN EQUITY (unaudited)

				Other reserves
					Share-based
	Note	Share capital	Accumulated loss	FVOCI reserve	compensation reserve (Note 1)	Total equity
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 January 2022		1,200,000	(510,491)	(18)	7,572	697,063
Change in equity for the period:
Loss for the period		–	(78,158)	–	–	(78,158)
Other comprehensive income		–	–	4,323	–	4,323
Total comprehensive income		–	(78,158)	4,323	–	(73,835)
Capital contributions from immediate holding company	20	–	–	–	–	–
Share-based compensation	6	–	–	–	611	611
At 30 June 2022		1,200,000	(588,649)	4,305	8,183	623,839
Change in equity for the period:
Loss for the period		–	(79,001)	–	–	(79,001)
Other comprehensive income		–	–	1,638	–	1,638
Total comprehensive income		–	(79,001)	1,638	–	(77,363)
Capital contributions from immediate holding company	20	300,000	–	–	–	300,000
Share-based compensation		–	–	–	378	378
At 31 December 2022		1,500,000	(667,650)	5,943	8,561	846,854
Change in equity for the period:
Loss for the period		–	(87,451)	–	–	(87,451)
Other comprehensive income		–	–	1,146	–	1,146
Total comprehensive income		–	(87,451)	1,146	–	(86,305)
Capital contributions from immediate holding company	20	–	–	–	–	–
Share-based compensation	6	–	–	–	182	182
At 30 June 2023		1,500,000	(755,101)	7,089	8,743	760,731

Note 1: The share-based compensation reserve is to record the corresponding amount of shares and share options granted by OneConnect Financial Technology Co. Ltd. (“OCFT”), the ultimate holding company of the company, to the Group’s employees.

The notes on pages II-6 to II-14 form part of this consolidated interim financial information.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS (unaudited)

	Note	Six months ended 30 June 2023	Six months ended 30 June 2022
		HK$’000	HK$’000
Cash flows from operating activities Loss before taxation		(87,451)	(78,158)
Adjustment for:
Foreign exchange gain		(2,579)	–
Charge for expected credit losses	7	6,610	4,982
Depreciation and amortisation		18,378	20,512
Share-based compensation		182	611
Interest income	3(a)	(75,108)	(55,052)
Interest expense	3(b)	36,805	8,556
Cash flows before changes in operation activities		(103,163)	(98,549)
Changes in loans and advances to customers		(36,178)	(343,538)
Changes in balances and placements with banks with original maturity over three months		144	(150,000)
Changes in other assets		704	(8,552)
Changes in deposits from customers		(25,115)	437,384
Changes in amounts due to related companies		1,494	(52,997)
Changes in other payable and accruals		(4,632)	1,304
Cash used in operating activities		(166,746)	(214,948)
Interest received		75,391	53,993
Interest paid		(31,651)	(5,981)
Net cash used in operating activities		(123,006)	(166,936)
Cash flows from investing activities
Purchase of property, plant and equipment		(574)	(300)
Addition of intangible assets		(9,121)	(22,643)
Investments in investment securities at FVOCI		(52,355)	(229,356)
Repayment from investment securities at FVOCI		72,206	–
Net cash (used in)/generated from investing activities		10,156	(252,299)
Cash flows from financing activities
Principal elements of lease payments		(3,119)	(3,122)
Net cash used in financing activities		(3,119)	(3,122)
Net decrease in cash and cash equivalents		(115,969)	(422,357)
Cash and cash equivalents at 1 January		576,051	936,333
Effect of exchange rate and other changes on cash and cash equivalents		479	–
Cash and cash equivalents at 30 June	22	460,561	513,976

The notes on pages II-6 to II-14 form part of this consolidated interim financial information.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (unaudited)

1.	GENERAL INFORMATION

The company is a wholly-owned subsidiary of OneConnect Financial Technology Co., Ltd. (“OCFT”) and it is an associated company of Ping An Insurance (Group) Company of China.

2.	BASIS OF PREPARATION

(a)	Material accounting policies

The unaudited consolidated interim financial information has been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standards Board. Except for the initial adoption of the effective amendments to International Financial Reporting Standards (“IFRS”), the material accounting policies adopted and preparation basis of the unaudited interim financial information are consistent with those described in the Group’s annual report 2022.

The preparation of consolidated interim financial information requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgement in applying the Group’s accounting policies.

The significant judgement made by management in applying the Group’s accounting policies and the key approaches of estimation are consistent with those adopted in, and shall be read in conjunction with the Group’s annual report 2022.

Certain comparative figures in the notes have been adjusted to conform with presentation in the current period.

3.	INTEREST INCOME AND INTEREST EXPENSE

		Six months ended 30 June 2023	Six months ended 30 June 2022
		HK$’000	HK$’000
(a)	Interest income
	Financial assets at amortised cost	8,928	2,079
	Financial assets at fair value through other comprehensive income	66,180	52,973
		75,108	55,052

(b)	Interest expense
	Financial liabilities at amortised cost	36,532	8,470
	Lease liability (Note 15(b))	273	86
		36,805	8,556

4.	FEES AND COMMISSION INCOME

	Six months ended 30 June 2023	Six months ended 30 June 2022
	HK$’000	HK$’000
Agency services	–	43
Others	23	100
	23	143

5.	OTHER INCOME

	Six months ended 30 June 2023	Six months ended 30 June 2022
	HK$’000	HK$’000
Government grant	–	1,600

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

6.	OPERATING EXPENSES

	Note	Six months ended 30 June 2023	Six months ended 30 June 2022
		HK$’000	HK$’000
Staff costs
– Salaries and other short term benefits		53,489	57,167
– Pension		1,178	1,051
– Share-based compensation		182	611
Premises and equipment expense, excluding depreciation		1,575	2,412
Legal and consultancy fee		1,680	1,996
Software licensing and other IT cost		28,610	16,159
Depreciation of property, plant and equipment		563	2,733
Amortisation of intangible assets		14,483	14,904
Depreciation of right-of-use assets	15(b)	3,332	2,875
Auditor’s remuneration		1,265	1,043
Other operating expenses		12,810	20,464
		119,167	121,415

7.	CHARGE FOR EXPECTED CREDIT LOSSES

	Six months ended 30 June 2023	Six months ended 30 June 2022
	HK$’000	HK$’000
Placements with and advances to Group	(3)	26
Investment securities	(30)	18
Loans and advances to customers	6,643	4,938
	6,610	4,982

8.	INCOME TAX EXPENSES

	Six months ended 30 June 2023	Six months ended 30 June 2022
	HK$’000	HK$’000
Current tax	–	–
Deferred tax	–	–
Total tax expenses	–	–

The applicable Hong Kong profits tax rate is 16.5% (2022: 16.5%). No provision for Hong Kong profits tax has been made (first half of 2022: Nil) as the Group had no estimated assessable profits for the periods.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

9.	BALANCES WITH BANKS AND CENTRAL BANK

	As at 30 June 2023	As at 31 December 2022
	HK$’000	HK$’000
Balances with central bank	188,482	240,339
Balances with banks	22,079	18,932
Less: Expected credit loss provision	–	–
	210,561	259,271

10.	PLACEMENTS WITH AND ADVANCES TO BANKS

	As at 30 June 2023	As at 31 December 2022
	HK$’000	HK$’000
Placements with and advances to banks
– Maturity within one month	250,000	166,781
– Maturity between one month and one year	150,000	300,000
Less: Expected credit loss provision (Stage 1)	(18)	(21)
	399,982	466,760

There were no overdue, impaired or rescheduled placements with and advances to banks for the periods.

11.	INVESTMENT SECURITIES

	As at	As at 31
	30 June 2023	December 2022
	HK$’000	HK$’000
At fair value through OCI:
Exchange fund bills	169,084	116,728
Certificate of deposits	308,808	379,130
	477,892	495,858

12.	LOANS AND ADVANCES TO CUSTOMERS

	As at	As at 31
	30 June 2023	December 2022
	HK$’000	HK$’000
At fair value through OCI (Note a)	1,813,017	1,786,011
At amortised cost	2,656	49
Less: Expected credit loss provision
(Stage 1 & Stage 2)	(78)	–
	1,815,595	1,786,060

Note a:	The fair value includes expected credit loss provision for Stage 1 and 2 of HK$8,150,000 (2022: HK$10,949,000) and Stage 3 of HK$5,338,000 (2022: HK$2,485,000).

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

The carrying amount and expected credit loss of the loans and advances to customers at fair value through OCI is detailed below:

	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime
	ECL	ECL	ECL	Total
	HK$’000	HK$’000	HK$’000	HK$’000
At 30 June 2023
Credit grade:
Pass	1,766,379	–	–	1,766,379
Special Mention	–	7,164	–	7,164
Substandard	–	–	7,349	7,349
Doubtful	–	–	13,583	13,583
Loss	–	–	24,326	24,326
Carrying amount	1,766,379	7,164	45,258	1,818,801
Of which: expected credit loss provision	(8,038)	(112)	(5,338)	(13,488)

At 31 December 2022
Credit grade:
Pass	1,761,422	–	–	1,761,422
Special Mention	–	10,953	–	10,953
Substandard	–	–	4,185	4,185
Doubtful	–	–	2,761	2,761
Loss	–	–	6,690	6,690
Carrying amount	1,761,422	10,953	13,636	1,786,011
Of which: expected credit loss provision	(10,799)	(150)	(2,485)	(13,434)

13.	PROPERTY, PLANT AND EQUIPMENT

		Leasehold
	Equipment	improvements	Total
	HK$’000	HK$’000	HK$’000
At 1 January 2023
Opening net book amount	2,114	–	2,114
Additions	574	–	574
Depreciation charge	(563)	–	(563)
Closing net book amount	2,125	–	2,125

At 30 June 2023
Cost	6,823	9,905	16,728
Accumulated depreciation	(4,698)	(9,905)	(14,603)
Net book amount	2,125	–	2,125

At 1 January 2022
Opening net book amount	3,302	1,824	5,126
Additions	338	82	420
Depreciation charge	(1,526)	(1,906)	(3,432)
Closing net book amount	2,114	–	2,114

At 31 December 2022
Cost	6,250	9,905	16,155
Accumulated depreciation	(4,136)	(9,905)	(14,041)
Net book amount	2,114	–	2,114

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

14.	INTANGIBLE ASSETS

		Internally
	Acquired	developed
	Software	Software	Total
	HK$’000	HK$’000	HK$’000
At 1 January 2023
Opening net book amount	15,543	124,934	140,477
Additions	165	8,956	9,121
Amortisation charge	(1,377)	(13,106)	(14,483)
Closing net book amount	14,331	120,784	135,115

At 30 June 2023
Cost	32,207	183,735	215,942
Accumulated depreciation	(17,876)	(62,951)	(80,827)
Net book amount	14,331	120,784	135,115

At 1 January 2022
Opening net book amount	14,102	127,642	141,744
Additions	7,931	21,850	29,781
Amortisation charge	(6,490)	(24,558)	(31,048)
Closing net book amount	15,543	124,934	140,477

At 31 December 2022
Cost	32,041	174,779	206,820
Accumulated depreciation	(16,498)	(49,845)	(66,343)
Net book amount	15,543	124,934	140,477

15.	LEASES

(a)	Amount recognised in the statement of financial position

	As at	As at
	30 June 2023	31 December 2022
	HK$’000	HK$’000
Right-of-use assets	9,379	13,639

Lease liability
– Current	4,513	5,902
– Non current	7,666	10,754
	12,179	16,656

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

(b)	Amount recognised in the consolidated statement of comprehensive income

	Six months ended	Six months ended
	30 June 2023	30 June 2022
	HK$’000	HK$’000
Depreciation charge of right-of-use assets (Note 6)	3,332	2,875
Interest Interest expense (Note 3(b))	273	86

16.	OTHER ASSETS

	As at 30 June 2023	As at 31 December 2022
	HK$’000	HK$’000
Prepaid expenses	7,123	5,937
Rental and other deposits	5,060	5,060
Prepaid interest	7,341	9,228
Accrued interests	8,252	8,536
	27,776	28,761

17.	DEPOSITS FROM CUSTOMERS

	As at	As at
	30 June 2023	31 December 2022
	HK$’000	HK$’000
Savings deposits	323,330	272,293
Fixed deposits	1,798,632	1,874,784
	2,121,962	2,147,077

18.	OTHER PAYABLES AND ACCRUALS

	As at	As at
	30 June 2023	31 December 2022
	HK$’000	HK$’000
Accruals for employee benefits	10,018	13,713
Accrued interests for customer deposits	17,490	12,609
Other accruals	22,177	22,469
	49,685	48,791

19.	REPURCHASE AGREEMENT AT AMORTIZED COST

As at 30 June 2023, repurchase agreement at amortized cost of the Group amounting to HK$100 million (31 December 2022: HK$100 million) under sale and repurchase arrangements were secured by debt securities deposited with HKMA to facilitate settlement operations. The carrying amount of debt securities pledged by the Group was HK$105 million (31 December 2022: HK$100 million) included in “Investment in securities”.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

20.	ISSUED SHARE CAPITAL

	No. of shares	HK$’000
Ordinary shares, issued and fully paid:
At 1 January 2022	1	1,200,000
Capital contributions from immediate holding company	–	300,000
At 31 December 2022, At 30 June 2023	1	1,500,000

21.	FAIR VALUE OF FINANCIAL INSTRUMENT

(a)	Financial instruments carried at fair value

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial information are categorised within the fair value hierarchy as defined in IFRS,“Fair value measurement”. The following table and paragraph give information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation techniques and inputs used), as well as the level of the fair value hierarchy into which the fair value measurements are categorised (Levels 1 to 3) based on the degree to which the inputs to the fair value measurements is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (significant unobservable inputs).

To determine the fair value of loans and advances to customers, loans are segregated into portfolios of similar characteristics. Fair values are estimated using discounted cash flow methodology incorporating a range of input assumptions including expected customer prepayment rates, new business interest rates estimates for similar loans. The fair value of loans reflects expected credit losses at the balance sheet date and the fair value effect of repricing between origination and the reporting date. For credit impaired loans, fair value is estimated by discounting the future cash flows over the time period they are expected to be recovered.

Favourable and unfavourable changes are determined on the basis of changes in the value of instruments as a result of varying the levels of the unobservable parameters. The favourable and unfavourable changes of Level 3 fair value is not material.

	At 30 June 2023
	Level 1	Level 2	Level 3	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Financial assets measured at FVOCI
– Loans and advances to customers	–	–	1,813,017	1,813,017
– Investment securities	477,892	–	–	477,892
Other assets
– Prepaid interest	–	–	7,341	7,341
– Accrued interest	–	–	4,977	4,977
	477,892	–	1,825,335	2,303,227

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

	At 31 December 2022
	Level 1	Level 2	Level 3	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Financial assets measured at FVOCI
– Loans and advances to customers	–	–	1,786,011	1,786,011
– Investment securities	495,858	–	–	495,858
Other assets	–	–	9,228	9,228
– Prepaid interest
– Accrued interest	–	–	5,360	5,360
	495,858	–	1,800,599	2,296,457

Changes in level 3 instruments measured at FVOCI:

Loans and advances to customers

	As at 30 June 2023	As at 31 December 2022
	HK$’000	HK$’000
At beginning of the period	1,786,011	1,344,736
Gains or losses recognized in profit or loss	(6,565)	(9,430)
Gains or losses recognized in OCI	151	7,552
Additions	507,816	1,079,581
Repayments and written off	(474,396)	(636,428)
At end of the period	1,813,017	1,786,011

Prepaid interest

	As at 30 June 2023	As at 31 December 2022
	HK$’000	HK$’000
At beginning of the period	9,228	–
Gains or losses recognized in profit or loss	(2,787)	(3,412)
Additions	900	12,640
At end of the period	7,341	9,228

Accrued interest

	As at 30 June 2023	As at 31 December 2022
	HK$’000	HK$’000
At beginning of the period	5,360	3,019
Gains or losses recognized in profit or loss	34,579	64,713
Repayments and written-off	(34,962)	(62,372)
At end of the period	4,977	5,360

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Valuation inputs and relationships to fair value

The significant unobservable inputs used in level 3 fair value measurements for loans and advances to customers measured at fair value through other comprehensive income are discount rate and prepayment rate.

The range of discount rate are 7.16%-9.57% and prepayment rate is 0.36% as at 30 June 2023 (as at 31 December 2022: 5.66%-9.30% and 0.34%-0.38%).

If the discount rate increase or decrease by 5%, with all other variables held constant, the assets and other comprehensive income would decrease or increase by HK$6.9 million as at 30 June 2023 (31 December 2022: decrease or increase by HK$6.7 million). If the prepayment ratio increase or decrease by 5%, with all other variables held constant, the assets and other comprehensive income would decrease or increase by HK$0.3 million as at 30 June 2023 (31 December 2022: decrease or increase by HK$0.3 million).

(b)	Financial instruments carried at amortised cost

All financial instruments carried at amortised cost are approximate their fair value as at 30 June 2023 and 31 December 2022.

22.	NOTES TO THE CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

For the purposes of the condensed statement of cash flows, cash and cash equivalents comprise the following balances with original maturity of three months or less from the date of acquisition.

	As at 30 June 2023	As at 30 June 2022
	HK$’000	HK$’000
Balances with banks and central bank	210,561	222,949
Placements with and advances to banks repayable with original maturity within three months	250,000	291,027
	460,561	513,976

23.	MATERIAL RELATED-PARTY TRANSACTIONS

The Group entered into the following material transactions with related parties:

	Six months ended 30 June 2023	Six months ended 30 June 2022
	HK$’000	HK$’000
Intangible assets acquired from fellow subsidiaries and an affiliated company	3,919	–
IT expenses to fellow subsidiaries and affiliated companies	13,684	10,676
Premises expenses to an affiliated company	1,224	1,224
Interest expenses to an affiliated company	124	4
Administrative expenses to an affiliated company	221	164

The Group had the following material outstanding balances with related parties:

	As at 30 June 2023	As at 31 December 2022
	HK$’000	HK$’000
Amounts due to fellow subsidiaries (Note a)	18,071	17,047
Amounts due to affiliated companies (Note a)	14,446	15,164
Amounts due to ultimate holding company (Note a)	1,351	1,351
Amounts due from affiliated company	306	306

Note a: The outstanding balances are unsecured, non-interest bearing and expected to be settled within one year.

The interim financial information were approved by the Board of Director on 5 December 2023.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

The consolidated financial statements of the Disposal Group for the years ended 31 December 2020, 2021 and 2022 together with the independent auditor’s reports contained in this Appendix II are reproduced from the audited consolidated financial statements of the Disposal Group. These independent auditor’s reports and the consolidated financial statements of the Disposal Group have not been specifically prepared for the purpose of incorporation in this circular.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Independent Auditor’s Report

To the Board of Director of Jin Yi Tong Limited

(金億通有限公司)

(Incorporated in British Virgin Island with limited liability)

[REDACTED]

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

[REDACTED]

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

[REDACTED]

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER 2022

	Note	2022	2021
		HK$’000	HK$’000
Interest income	4(a)	123,940	41,312
Interest expense	4(b)	(29,587)	(7,508)
Net interest income		94,353	33,804
Fees and commission income	5	203	204
Other income	6	2,344	–
Net operating income		96,900	34,008
Staff costs	7	(108,771)	(120,133)
Premises and equipment expenses	7	(3,027)	(4,391)
Other operating expense	7	(131,589)	(120,379)
Total operating expense	7	(243,387)	(244,903)
Loss before expected credit losses		(146,487)	(210,895)
Charge for expected credit losses	8	(10,672)	(3,295)
Loss before income tax		(157,159)	(214,190)
Income tax expenses	9	–	–
Loss after income tax		(157,159)	(214,190)
Other comprehensive income:
Items may be reclassified subsequently to profit or loss:
– Changes in the fair value of debt instruments at fair value through other comprehensive income (“FVOCI”)		5,961	(20)
Other comprehensive income, net of tax		5,961	(20)
Total comprehensive income		(151,198)	(214,210)

The notes on pages II-23 to II-53 form part of these consolidated financial statements.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2022

	Note	2022	2021
		HK$’000	HK$’000
Assets
Balances with banks and central bank	10	259,271	829,906
Placements with and advances to banks	11	466,760	106,423
Investment securities	12	495,858	19,978
Loans and advances to customers	13	1,786,060	1,361,197
Amounts due from a related company	23	–	1
Property, plant and equipment	14	2,114	5,126
Intangible assets	15	140,477	141,744
Right-of-use assets	16	13,639	2,871
Other assets	17	28,761	17,014
Total assets		3,192,940	2,484,260
Liabilities
Financial liabilities at amortized cost	20	100,000	–
Deposits from customers	18	2,147,077	1,650,270
Amounts due to related companies	23	33,562	83,587
Other payables and accruals	19	48,791	48,755
Lease liability	16	16,656	4,585
Total liabilities		2,346,086	1,787,197
Equity
Share capital	21(b)	1,500,000	1,200,000
Accumulated losses		(667,650)	(510,491)
Other reserves		14,504	7,554
Total equity		846,854	697,063
Total liabilities and equity		3,192,940	2,484,260

The consolidated financial statements were April 2023 and were signed on its behalf. approved by the Board of Directors on 25

Li Jie
Director

The notes on pages II-23 to II-53 form part of these consolidated financial statements.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2022

		Other reserves
				Share-based compensation
	Notes	Share capital	Accumulated loss	FVOCI reserve	reserve (Note 1)	Total equity
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 January 2021		900,000	(296,301)	2	7,455	611,156
Change in equity for the year:
Capital contributions from immediate holding company	21(b)	300,000	–	–	–	300,000
Loss for the year		–	(214,190)	–	–	(214,190)
Other comprehensive income		–	–	(20)	–	(20)
Movement in respect of share-based compensation	24(b)	–	–	–	117	117
At 31 December 2021		1,200,000	(510,491)	(18)	7,572	697,063
Change in equity for the year:
Capital contributions from immediate holding company	21(b)	300,000	–	–	–	300,000
Loss for the year		–	(157,159)	–	–	(157,159)
Other comprehensive income		–	–	5,961	–	5,961
Movement in respect of share-based compensation	24(b)	–	–	–	989	989
At 31 December 2022		1,500,000	(667,650)	5,943	8,561	846,854

Note 1:	The share-based compensation reserve is to record the corresponding amount of shares and share options granted by OneConnect Financial Technology Co. Ltd. (“OCFT”), the ultimate holding company of the Group, to the directors and employees in Ping An OneConnect Bank (Hong Kong) Limited, a wholly owned subsidiary of the Company.

The notes on pages II-23 to II-53 form part of these consolidated financial statements.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2022

	Note	2022	2021
		HK$’000	HK$’000
Cash flows from operating activities
Cash used in operating activities	25(a)	(237,917)	(317,607)
Interest received		118,534	38,600
Interest paid		(17,680)	(6,396)
Net cash used in operating activities		(137,063)	(285,403)
Cash flows from investing activities
Purchase of property, plant and equipment	14	(420)	(3,087)
Addition of right-of-use assets		(17,822)	–
Addition of intangible assets	15	(29,781)	(42,133)
Investments in investment securities at FVOCI		(469,966)	–
Investments in investment securities at amortised cost		–	189,716
Net cash (used in)/generated from investing activities		(517,989)	144,496
Cash flows from financing activities
Capital injection	21(b)	300,000	300,000
Principal elements of lease payments		(4,674)	(6,793)
Net cash generated from financing activities		295,326	293,207
Net (decrease)/increase in cash and cash equivalents		(359,726)	152,300
Cash and cash equivalents at beginning of the year		936,333	784,053
Effect of exchange rate and other changes on cash and cash equivalents		(555)	(20)
Cash and cash equivalents at end of the year	25(b)	576,052	936,333

The notes on pages II-23 to II-53 form part of these consolidated financial statements.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL INFORMATION

Jin Yi Tong Limited is a private limited liability company incorporated in British Virgin Island on 1 November 2018.

The address of Jin Yi Tong’s registered office is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The principal place of business is in Hong Kong.

Jin Yi Tong Limited wholly owns Jin Yi Rong Limited, which in turn owns Ping An OneConnect Bank (Hong Kong) Limited during the year ended 31 December 2022 and 2021 (together the “Group”). Ping An OneConnect Bank (Hong Kong) Limited (the “Bank”) is a licensed bank authorised under the Hong Kong Banking Ordinance since 9 May 2019. The Bank has launched its banking services during the year ended 2020. Its ultimate holding company was OneConnect Financial Technology Co., Ltd. (“OCFT”), a company incorporated in Cayman Islands, and listed in the New York Stock Exchange since 13 December 2019 and listed in the Stock Exchange of Hong Kong Limited since 4 July 2022. OCFT is also an associated company of the Ping An Insurance (Group) Company of China (the “Ping An Group”).

2.	SIGNIFICANT ACCOUNTING POLICIES

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied in the period presented, unless otherwise stated.

(a)	Basis of preparation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). The consolidated financial statements are presented in thousands of units of Hong Kong Dollars (“HK$’000”), which is the Group’s functional and presentation currency.

The measurement basis used in the preparation of the consolidated financial statements is the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income.

The preparation of the consolidated financial statements in conformity with adopted IFRSs requires management to make certain judgments, estimates and assumptions that affect the application of policies. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving higher degree of judgment or complexity are disclosed in Note 3.

(b)	New standards and interpretations

Certain new accounting standards and interpretations, including IAS 16 (Amendments), IAS 37 (Amendments) and IFRS 3 (Amendments) are adopted for the financial year beginning on 1 January 2022. The applications of the amendments do not have a material impact on the financial statements.

New standards, amendments and interpretations not yet adopted

New accounting standards and interpretations have been published that are not mandatory for this financial reporting period and have not been early adopted by the Group and have no material impact on the Group.

(c)	Principles of consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of financial position respectively.

(d)	Separate financial statements

Investments in the subsidiaries are accounted for at cost less impairment. Cost includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

Impairment testing of the investments in subsidiaries is required upon receiving a dividend from these investments if the dividend exceeds the total comprehensive income of the subsidiaries in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.

(e)	Intangible assets

Intangible assets included acquired software and capitalised development costs of computer software programmes.

Development costs that are directly attributable to the design and testing of identifiable and unique system and platform controlled by the Group are recognised as intangible assets where the following criteria are met:

•	it is technically feasible to complete the software so that it will be available for use;

•	management intends to complete the software and use or sell it;

•	there is an ability to use or sell the software;

•	it can be demonstrated how the software will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use or sell the software are available; and

•	the expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalised as part of the software include employee costs and an appropriate portion of relevant overheads.

Acquired software and capitalised development costs are recorded as intangible assets and amortised on the straight-line basis from the point at which the asset is ready for use and over its expected economic life, which usually ranges from 3 to 10 years.

The amortisation period and the amortisation method are reviewed, and adjusted if appropriate, at least at each reporting period end. Intangible assets are subject to impairment review if there are events or changes in circumstances that indicate that the carrying amount may not be recoverable. Other development expenditure that do not meet the criteria above are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

(f)	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or are recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the consolidated statement of comprehensive income during the financial period in which they are incurred.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

•	Leasehold improvements are depreciated over the unexpired terms of the lease

•	Equipment is depreciated over 3 to 5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. At each reporting date, these assets are assessed for indicators of impairment. In the event that an asset’s carrying amount is determined to be greater than its recoverable amount, the asset is written down immediately.

Gains and losses on disposals determined by comparing proceeds with the carrying amount are included in the consolidated statement of comprehensive income.

(g)	Leases

Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the lease payment:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option; and

•	payments of restoration costs for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the Group:

•	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received;

•	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third party financing; and

•	makes adjustments specific to the lease, e.g. term, country, currency and security.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received;

•	any initial direct costs, and

•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less without a purchase option.

(h)	Financial assets

(i)	Classification

The Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income (“OCI”) or through profit or loss), and

•	those to be measured at amortised cost.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income.

For investment in debt instruments, the classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows. The Group reclassifies debt investments when and only when its business model for managing those assets changes.

(ii)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(iii)	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flows characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

•	Amortised cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in interest income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the consolidated statement of comprehensive income.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

•	FVOCI: Assets that are held for collection of contractual cash flows and for selling, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in other gains/(losses). Interest income from these financial assets is included in interest income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of comprehensive income.

•	FVPL: Assets that do not meet the criteria for amortised cost or FVOCI are measured at FVPL. A gain or loss on a debt instruments that is subsequently measured at FVPL is recognised in profit or loss and presented net within other gains/(losses) in the period in which it arises.

(iv)	Impairment

The Group assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Note 22 details how the Group determines whether there has been a significant increase in credit risk.

(v)	Financial liabilities

Financial liabilities are designated as either fair value through profit or loss, or at amortized cost. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVPL. The classification determines the method by which the financial liabilities are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Other financial liabilities are carried on the statement of financial position at amortized cost. The Group derecognizes financial liabilities when the Group’s obligations are discharged or cancelled or when they are expired.

(i)	Cash and cash equivalents

For the purposes of the consolidated statement of cash flows, cash and cash equivalents comprise balances with less than three months original maturity from the date of acquisition, including balances with banks, placements with and advances to banks and exchange fund bills (“EFB”), which are readily convertible to known amount of cash and are subject to an insignificant risk of changes in value.

(j)	Interest income

Interest income on financial assets at amortised cost and financial assets at FVOCI calculated using the effective interest method is recognised in profit or loss.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets, the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

(k)	Fees and commission income

Fees and commissions are recognized on an accrual basis when the service has been provided or performance obligations are fulfilled.

(l)	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to costs are deferred and recognised in the profit or loss over the period necessary to match them with the costs that they are intended to compensate.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

(m)	Employee benefits

(i)	Retirement benefits scheme

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the “Scheme”) under the Mandatory Provident Fund Schemes Ordinance for all of its employees in Hong Kong. Contributions are made based on a percentage of the employees’ basic salaries, with a cap and are charged to the statement of comprehensive income as they become payable in accordance with the rules of the Scheme.

The assets of the Scheme are held separately from those of the Group in an independently administered fund. The Group’s employer contributions vest fully with the employees when contributed into the Scheme.

(ii)	Bonus

Liabilities for bonus plans due wholly within twelve months after the end of the reporting period are recognised when the Group has a present or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii)	Annual leave

Employee entitlements to annual leave are recognised when they are accrued to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the end of reporting period.

(n)	Income tax

Income tax for the period comprises current tax and movements in deferred tax assets and liabilities attribute to temporary differences and to unused tax losses.

Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss, except to the extent that they relate to items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the period, using tax rates, enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise to the initial recognition of goodwill. Deferred income tax is determined using tax rates that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(o)	Provisions

The Group recognises a provision for a present legal or constructive obligation resulting from a past event when it is more likely than not that it will be required to transfer economic benefits to settle the obligation and the amount of the obligation can be estimated reliably.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Contingent liabilities are possible obligations arising from past events, whose existence will be confirmed only by uncertain future events, or present obligations arising from past events that are not recognised because either an outflow of economic benefits is not probable or the amount of the obligation cannot be reliably measured. Contingent liabilities are not recognised but information about them is disclosed unless the possibility of any outflow of economic benefits in settlement is remote.

(p)	Share-based payment

An equity-settled share-based compensation plan was operated by the OCFT, the ultimate holding company of the Company. Share options or awards were granted to the directors and employees of the Group, under which the Group receives services from employees as consideration for equity instruments of the OCFT. Information relating to the schemes is set out in Note 25.

The award is treated as an equity-settled share-based payment in the Group’s consolidated financial statements as the Group does not have an obligation to settle the award. The fair value of the employee services received in exchange for the grant of the options is recognised as an expenses over the vesting period and with a corresponding adjustment to equity.

The total amount to be expensed is determined by reference to the fair value of the options granted:

(a)            including any market performance;

(b)            excluding the impact of any service and non-market performance vesting conditions;

(c)            including the impact of any non-vesting conditions

At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-market performance and service conditions. It recognises the impact of the revision to original estimates, if any, in the statement of comprehensive income, with a corresponding adjustment to equity.

If the terms of an equity-settled award are modified, at a minimum an expense is recognised as if the terms had not been modified. An additional expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

If an equity-settled award is forfeited, any expenses previously recognised are reversed effective the date of the forfeiture.

(q)	Foreign currency translation

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are generally recognised in profit or loss.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgement in applying the Group’s accounting policies.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Estimates and judgements are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

(a)	Income tax

The Group is subject to income taxes in Hong Kong. Judgement is required in determining the provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the estimated amounts that were initially recorded, such differences will impact the current and deferred income tax provisions in the period in which such determination is made.

As at 31 December 2022, no deferred tax asset has been recognised on the estimated unused tax losses of approximately HK$787,807,000 (31 December 2021: HK$642,873,000) due to the unpredictability of future profit streams. In cases where the actual future profits generated are more than expected, recognition of deferred tax assets may arise.

(b)	Capitalisation of development costs

Costs incurred in developing the new platforms and systems are capitalised as intangible assets when recognition criteria as detailed in Note 2 (e) are fulfilled. Management has applied its professional judgement in determining whether these costs fulfilled the recognition criteria and whether the platforms and systems could generate probable future economic benefits to the Group. Any severe change in market performance or technology advancement will have an impact on the development costs capitalised.

(c)	Measurement of the expected credit loss (“ECL”) allowance

The measurement of the ECL allowance for financial assets measured at amortised cost and FVOCI is an area that requires the use of complex models and significant assumptions about future economic conditions and credit behaviour (e.g. the likelihood of customers defaulting and the resulting losses). A number of significant judgements are required in applying the accounting requirements for measuring ECL, such as:

•	Determining criteria for significant increase in credit risk;

•	Choosing appropriate models and assumptions for the measurement of ECL;

•	Establishing the number and relative weightings of forward-looking scenarios for each type of product/market and the associated ECL;

•	Establishing groups of similar financial assets for the purposes of measuring ECL; and

•	Assessing data limitation and model uncertainty, and determining post model adjustments.

(d)	Measurement of financial assets at FVOCI

The fair values of financial assets that are not quoted in active markets are determined by using discounted cash flows methodology. Management judgement and estimates are required for the selection of appropriate valuation parameters, assumptions and methodologies. Further details will be discussed in Note 22(d).

4.	INTEREST INCOME AND INTEREST EXPENSE

(a)	Interest income

	2022	2021
	HK$’000	HK$’000
Financial assets at amortised cost	6,629	4,911
Financial assets at FVOCI	117,311	36,401
	123,940	41,312

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

(b)	Interest expense

	2022	2021
	HK$’000	HK$’000
Financial liabilities at amortised cost	29,175	7,134
Lease liability (Note 16(b))	412	374
	29,587	7,508

5	FEES AND COMMISSION INCOME

	2022	2021
	HK$’000	HK$’000
Agency services	90	160
Others	113	44
	203	204

6.	OTHER INCOME

	2022	2021
	HK$’000	HK$’000
Government grant	2,344	–

The amount refers to the government grants under the Employment Support Scheme. There are no unfulfilled conditions or other contingencies attaching to these grants. The Group did not benefit directly from any other forms of government assistance.

7.	OPERATING EXPENSES

	Note	2022	2021
		HK$’000	HK$’000
Staff costs
– Salaries and other short term benefits		105,696	118,244
– Pension		2,086	1,772
– Share-based compensation	24	989	117
Premises and equipment expense, excluding depreciation
– Rental of premises		1,374	2,628
– Others		1,653	1,763
Legal and consultancy fee		7,367	2,306
Software licensing and other IT cost		44,214	33,925
Depreciation of property, plant and equipment	14	3,432	5,748
Amortisation of intangible assets	15	31,048	22,336
Depreciation of right-of-use assets	16	7,050	5,640
Auditor’s remuneration		2,458	2,105
Exchange difference		2,542	(6)
Other operating expenses		33,478	48,325
		243,387	244,903

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

8.	CHARGE FOR EXPECTED CREDIT LOSSES

	2022	2021
	HK$’000	HK$’000
Placements with and advances to banks	17	(2)
Investment securities	47	(7)
Loans and advances to customers	10,608	3,304
	10,672	3,295

9.	INCOME TAX EXPENSES

(a)	Total tax expenses

	2022	2021
	HK$’000	HK$’000
Current tax	–	–
Deferred tax	–	–
Total tax expenses	–	–

(b)	Reconciliation between taxation and accounting profit at applicable tax rates

	2022	2021
	HK$’000	HK$’000
Loss before income tax	(157,159)	(214,190)
Tax calculated at Hong Kong profit tax rate of 16.5%	(25,931)	(35,341)
Tax effect of non-deductible expenses	1,461	718
Tax effect of non-taxable income	(88)	(2)
Temporary difference not recognised	644	(2,632)
Tax effect of tax losses not recognised	23,914	37,257
Income tax expenses	–	–

As at 31 December 2022, the Group had estimated unused and unrecognised tax losses of approximately HK$787,807,000 (31 December 2021: HK$642,873,000) available for offset against future profits. No deferred tax assets have been recognised in respect of such losses due to unpredictability of future profit streams. The unused tax losses can be carried forward indefinitely.

10.	BALANCES WITH BANKS AND CENTRAL BANK

	2022	2021
	HK$’000	HK$’000
Balances with central bank	240,339	699,365
Balances with banks	18,932	130,541
Less: Expected credit loss provision	–	–
	259,271	829,906

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

11.	Placements with and advances to banks

	2022	2021
	HK$’000	HK$’000
Placements with and advances to banks
– Maturity within one month	166,781	106,427
– Maturity between one month and one year	300,000	–
Less: Expected credit loss provision	(21)	(4)
	466,760	106,423

12.	INVESTMENT SECURITIES

	2022	2021
	HK$’000	HK$’000
At fair value through OCI:
Exchange fund bills	116,728	19,978
Debt securities	379,130	–
	495,858	19,978

13.	LOANS AND ADVANCES TO CUSTOMERS

	2022	2021
	HK$’000	HK$’000
At fair value through OCI (Note 22(a))	1,786,011	1,344,736
At amortised cost (Note 22(a))	49	16,546
Less: Expected credit loss provision (Note 22(a))	–	(85)
	1,786,060	1,361,197

14.	PROPERTY, PLANT AND EQUIPMENT

	Equipment	Leasehold improvements	Total
	HK$’000	HK$’000	HK$’000
At 1 January 2022
Opening net book amount	3,302	1,824	5,126
Additions	338	82	420
Depreciation charge	(1,526)	(1,906)	(3,432)
Closing net book amount	2,114	–	2,114

At 31 December 2022
Cost	6,250	9,905	16,155
Accumulated depreciation	(4,136)	(9,905)	(14,041)
Net book amount	2,114	–	2,114

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

	Equipment	Leasehold improvements	Total
	HK$’000	HK$’000	HK$’000
At 1 January 2021
Opening net book amount	3,225	4,562	7,787
Additions	1,517	1,570	3,087
Depreciation charge	(1,440)	(4,308)	(5,748)
Closing net book amount	3,302	1,824	5,126

At 31 December 2021
Cost	5,912	9,823	15,735
Accumulated depreciation	(2,610)	(7,999)	(10,609)
Net book amount	3,302	1,824	5,126

15.	INTANGIBLE ASSETS

	Acquired Software	Internally developed software	Total
	HK$’000	HK$’000	HK$’000
At 1 January 2022
Opening net book amount	14,102	127,642	141,744
Additions	7,931	21,850	29,781
Amortisation charge	(6,490)	(24,558)	(31,048)
Closing net book amount	15,543	124,934	140,477

At 31 December 2022
Cost	32,041	174,779	206,820
Accumulated amortisation	(16,498)	(49,845)	(66,343)
Net book amount	15,543	124,934	140,477

At 1 January 2021
Opening net book amount	9,470	112,477	121,947
Additions	10,421	31,712	42,133
Amortisation charge	(5,789)	(16,547)	(22,336)
Closing net book amount	14,102	127,642	141,744

At 31 December 2021
Cost	24,110	152,929	177,039
Accumulated amortisation	(10,008)	(25,287)	(35,295)
Net book amount	14,102	127,642	141,744

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

16.	LEASES

(a)	Amount recognised in the consolidated statement of financial position

	2022	2021
	HK$’000	HK$’000
Right-of-use assets	13,639	2,871
Lease liability
– Current	5,902	4,585
– Non-current	10,754	–
	16,656	4,585

(b)	Amount recognised in the statement of comprehensive income

	2022	2021
	HK$’000	HK$’000
Depreciation charge of right-of-use assets (Note 7)	7,050	5,640
Interest expense (Note 4(b))	412	374

The Group’s lease comprises of office premises, which is contracted for periods up to 3 years. Lease payments are agreed upfront except for renewal periods whereby the lease payments are subject to prevailing market rates. Extension options are currently not included in the lease term as it remains uncertain whether the lease will be extended.

The incremental borrowing rate used to determine the right-of-use asset and lease liability is 4.785%.

Payments associated with short-term leases with lease term of 12 months or less are recognised on a straight-line basis as an expense in profit or loss.

17.	OTHER ASSETS

	2022	2021
	HK$’000	HK$’000
Prepaid expenses	5,937	8,744
Rental and other deposits	5,060	5,140
Prepaid interests	9,228	–
Accrued interests	8,536	3,130
	28,761	17,014

18.	DEPOSITS FROM CUSTOMERS

	2022	2021
	HK$’000	HK$’000
Savings deposits	272,293	1,650,270
Fixed deposits	1,874,784	–
	2,147,077	1,650,270

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

19.	OTHER PAYABLES AND ACCRUALS

	2022	2021
	HK$’000	HK$’000
Accruals for employee benefits	13,713	18,837
Accrued interests payable	12,609	1,114
Other accruals	22,469	28,804
	48,791	48,755

20.	FINANCIAL LIABILITIES AT AMORTIZED COST

As at 31 December 2022, financial liabilities at amortised cost of the Group amounting to HK$100 million (2021: nil) under sale and repurchase arrangements were secured by debt securities deposited with HKMA to facilitate settlement operations. The amount of debt securities pledged by the Group was HK$100 million (2021: nil) included in “Investment in securities”.

21.	CAPITAL AND RESERVES

(a)	Components of the Group’s capital and reserves

The opening and closing balances of each component of the Group’s equity and a reconciliation between these amounts are set out in the statement of changes in equity.

(b)	Issued share capital

	No. of shares	HK$’000
Ordinary shares, issued and fully paid:
At 31 December 2020	1	900,000
Capital contributions from immediate holding company	–	300,000
At 31 December 2021	1	1,200,000
Capital contributions from immediate holding company	–	300,000
At 31 December 2022	1	1,500,000

The ordinary shares were issued on 1 November 2018 to provide working capital for the Group.

HK$300,000,000 (2021: HK$300,000,000, injected in May 2021) cash was injected to the share capital of the Company in July 2022 without allotting additional shares to the shareholder.

(c)	Capital management

The Group’s policy is to maintain a strong capital base to support the development of the Group’s business and to ensure compliance with the statutory capital adequacy ratio requirement, a requirement used to assess the capital adequacy of banks. Capital is allocated to the various activities of the Group depending on the risk taken by each business division.

The Group’s objectives when managing capital are:

•	comply with the capital requirements under the Banking (Capital) Rules of the Hong Kong Banking Ordinance; and

•	support the Group’s stability and business growth so as to provide reasonable returns for shareholders.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Capital adequacy and the use of regulatory capital are monitored regularly by the Group’s management, employing techniques based on the Banking (Capital) Rules of the Hong Kong Banking Ordinance. The required information is filed with the Hong Kong Monetary Authority (the “HKMA”) on a quarterly basis.

The HKMA requires each bank to maintain a ratio of total regulatory capital to the risk-weighted asset (the capital adequacy ratio) at or above the minimum as stipulated in the Banking (Capital) Rules. The capital adequacy ratios are computed in accordance with the Banking (Capital) Rules of the Hong Kong Banking Ordinance.

The Group has established a capital planning process to assess the adequacy of its capital to support current and future activities and to set the Group’s capital adequacy goals in relation to risk, taking into account its strategic focus and business plan. In developing the capital plan, the Group considers the regulatory requirements, references to the business strategy, new products and risk appetite of the Group, takes into account both short-term and medium to long term capital demand, and additional potential capital actions, so as to ensure a long-term stable capital level is maintained.

22.	FINANCIAL RISK MANAGEMENT

Exposure to credit, liquidity, and foreign currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Credit risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. The Group is exposed to credit risk mainly in relation to balances with banks and central banks, placements with and advances to banks, loans and advances to customers and debt investments measured at amortised costs and fair value through other comprehensive income.

Credit risk governance

The Board is ultimately responsible for establishing the credit risk tolerance and ensuring the Group’s credit risk is appropriately managed. The Risk Management Committee (“RMC”) is responsible for credit policy formulation and portfolio monitoring of the loan and treasury businesses. The committee is chaired by the Chief Risk Officer with senior management and Head of Credit Approval and Management as members. The RMC reports to the Board Risk Management Committee on a quarterly basis. Credit risk measurement, underwriting, approval and monitoring requirements are detailed in the Credit Risk Management Policy.

The Group manages all types of credit risk in accordance with the Bank’s related credit risk policies. Credits are extended within the parameters set out in the credit policies and are approved by different levels of management based upon established guidelines and delegated authorities. Credit exposures, limits and asset quality are regularly monitored and controlled by senior management and RMC. The Group’s internal auditors also conduct regular reviews and audits to ensure compliance with credit policies and procedures, and regulatory guidelines.

The Group has also established policies and processes for the approval and review of new products and activities, and credit policies with details of the loan grading, or credit scoring, processes and impairment policies.

Credit risk management

The Group uses credit risk grading that aligns with HKMA’s loan classifications, intending to reflect the credit quality of the borrowers. The credit grading take into consideration borrower and loan specific information collected at the time of application (such as financial indicators, industry type and qualitative indicators for corporate exposures) as well as changes post origination. Credit officers perform independent reviews and approvals of credit applications by ensuring that a credit proposal meets underwriting standards of the Group and complies with relevant rules and regulations.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower, or groups of borrowers, and to geographical and industry segments. Such risks are typically monitored on a revolving basis and are subject to periodic reviews. Limits on the level of credit risk by product, industry sector and by country are approved annually and on need basis by the RMC.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Exposure to credit risk is managed through regular reviews of the ability of borrowers and potential borrowers to meet interest and capital repayment obligations and by changing these lending limits where appropriate, for individually managed credits. Whereas for credit programmes, the credits are managed on portfolio basis. Exposure to credit risk is mitigated in part by obtaining personal guarantees, government guarantees and guarantees given by public sector entities, where relevant.

For debt securities and interbank exposures under the treasury portfolio, external rating agency credit grades are used. These published grades are continuously monitored and updated.

As part of the risk management process, the Group also takes into consideration of emerging risk types (e.g. Climate Risk) which may have implication for existing risk exposure. The Group would assess and utilize various risk management techniques such as stress testing and imposing exposure limits to manage relevant risks.

Approach for determining expected credit losses (“ECL”)

Impairment is calculated in three stages and financial instruments are allocated into one of the three stages where the transfer mechanism depends on whether there is a significant increase/decrease in credit risk in the relevant reporting period.

Financial instruments that are not considered to have significant increase in credit risk (“SICR”) since initial recognition or low credit risk at reporting date are classified in Stage 1 and are evaluated for impairment using 12-month ECL. If SICR since initial recognition is identified, the financial instrument is moved to “Stage 2” but is not yet deemed to be credit-impaired. If the financial instrument is credit-impaired, the financial instrument is then moved to “Stage 3”. Instruments in Stages 2 or 3 have their ECL measured based on a lifetime basis.

ECL for financial instruments are measured on a collective basis for exposures grouped with similar risk characteristics and product specifications, including customers’ characteristics and product types.

Significant increase in credit risk

The Group assesses whether there is a SICR of a credit exposure since origination at reporting date. While determining the SICR, the Group considers all reasonable and supportable information that is available without undue cost or effort and that is relevant for an individual financial instrument and groups of portfolios. The Group’s internal lending policy and other credit risk management procedures are benchmarking with industry practice.

The Group follows HKMA’s guideline on loan classification. It is required to classify loans and advances to five classification categories, namely “Pass”, “Special Mention”, “Substandard”, “Doubtful” and “Loss”. The decision to classify loans into the above five categories is based on the borrower’s repayment ability and the likelihood of individual counterparties being default.

The Group maintains a list of accounts which exhibits risks or potential weaknesses requiring closer monitoring, supervision, or attention by management. A credit exposure is considered as experiencing significant increase in credit risk if one or more of the following criteria have been met:

•	the borrower is more than 30 days past due on its contractual payments;

•	the financial instrument’s loan classification grade is “Special Mention”;

•	the Group has any objective evidence showing a significant increase in credit risk since initial recognition; or

•	significant change in external credit rating, i.e. migrating from investment grade to speculative grade (applicable to treasury portfolios only)

The criteria used to identify SICR are monitored and reviewed periodically for appropriateness by the independent Credit Risk team.

Credit exposures can move back from stage 2 and 3 to stage 1 if the indicators of significant credit deterioration no longer prevails at the reporting date and the credit quality has improved. Should there be deviations from the above staging criteria for certain individual cases, approval from the Chief Risk Officer (“CRO”) shall be obtained.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Definition of default and credit-impaired assets

The Group defines a financial instrument as in default, which is fully aligned with the definition of credit-impaired, when it meets one or more of the following criteria:

•	the borrower is more than 90 days past due on its contractual payments;

•	the Group has objective evidence showing that facility is credit-impaired significantly impacting the expected future cash flows; or

•	the loan classification grades of Stage 3 facilities are either “Substandard”, “Doubtful” or “Loss”.

Purchased or originated credit-impaired financial assets are those financial assets that are credit- impaired on initial recognition. Their ECL is always measured on a lifetime basis. Currently the Group does not purchase or originate credit-impaired (“POCI”) financial assets.

Explanation of inputs, assumptions and estimation techniques

The ECL is measured on either a 12-month or Lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition or whether an asset is considered to be credit impaired.

ECL is calculated as the product of probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”), which reflects the change in risk of default occurring over the 12-month or remaining life of the financial instruments. PD, LGD and EAD are defined as follows:

•	PD represents the likelihood of a borrower defaulting on its financial obligation; either over the next 12 months (“12M PD”), or over the remaining lifetime (“Lifetime PD”) of the obligation.

•	LGD refers to the Group’s expectation of the extent of loss on a defaulted exposure. LGD varies by type of counterparty, type and seniority of claim and availability of collateral or other credit support. LGD is expressed as a percentage loss per unit of EAD.

•	EAD refers to the amounts the Bank expects to be owed at the time of default, over the next 12 months (“12M EAD”) or over the remaining lifetime (“Lifetime EAD”).

The ECL is determined by projecting the PD, LGD and EAD for 12-month or lifetime and for each individual exposure or collective segment. These three components are multiplied together. This effectively calculates the ECL for 12-month or lifetime, which is then discounted back to the reporting date and summed. The discount rate used in the ECL calculation is the effective interest rate or an approximation thereof.

PD is driven by a set of macroeconomic variables. Their relationship is developed by a statistical regression model, with the lifetime PD derived by factoring in forward-looking macroeconomic variable values. The methodology as to how to derive the PD is the same across all assets within a portfolio.

The 12-month and lifetime EADs are determined based on the expected payment profile and portfolios, which varies by product type. For non-revolving products, this is based on the contractual repayments owed by the borrower over a 12-month or lifetime basis.

The 12-month and lifetime LGDs are determined based on the factors which impact the recoveries made post default. For unsecured products, LGDs are typically set at product level due to the limited differentiation in recoveries achieved across different borrowers. These LGDs are influenced by collection strategies.

Forward-looking information incorporated in the ECL models

The calculation of ECL incorporates forward-looking information. The Group has performed analysis and identified a set of key economic variables impacting credit risk and expected credit loss for each portfolio. The economic variables and their associated impact on PD vary by financial instruments. Regression analysis is performed to establish the quantitative relationship between relevant economic factors and PD.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

The Group has taken into account various external factors including the Hong Kong GDP and unemployment rate. These macro-economic factors have direct impact to the import/export (“IMP/EXP”) volumes and can provide reasonable depictions of the key exogenous factor driving the overall credit cycle in the retail and SME spaces.

Expected credit loss is expected to be assessed over a range of economic scenarios and is an unbiased and probability weighted amount. As such, the Group developed three macroeconomic scenarios, namely “Baseline”, “Good” and “Bad” scenarios.

In this scenario setting process, the Group considered the current economic environment and market forecasts in coming years, the influence of the coronavirus pandemic situation and loss pattern during the historical crisis.

For Baseline Scenario, it was set to have the current economic conditions to prevail for some time but with recovery in terms of domestic GDP YoY Growth Rate in first half of 2023. For Bad Scenario, it was assumed that the economy continued a downturn until the end of 2023, with negative domestic GDP YoY Growth until the last quarter. For Good scenario, it was derived based on an assumption of a strong economic rebound by an extent more rapidly than the baseline environment. The scenarios are updated regularly to timely reflect a change in the current economic condition.

The weightings assigned to each economic scenario, “Baseline”, “Good” and “Bad” as at 31 December 2022, were 51%, 25% and 24% respectively (2021: 56%, 23% and 21% respectively). Assessments are performed by the Group’s risk function with reference to historical experiences shown by the credit environment statistics to determine the probability weights to be assigned to the three scenarios.

Other forward-looking considerations not otherwise incorporated within the above scenarios, such as the impact of any regulatory, legislative or political changes, have also been considered, but are not deemed to have a material impact and therefore no adjustment has been made to the ECL for such factors. This is reviewed and monitored for appropriateness on a regular basis.

Sensitivity analysis

As described above, the Group applies 3 alternative macro-economic scenarios (i.e. “Baseline”, “Good” and “Bad” scenarios) to reflect unbiased probability-weighted range of possible future outcomes in estimating ECL.

By assuming 10% scenario weight shift from “Baseline” scenario to “Good” or “Bad” scenario at the year end of 2022, there would be a decrease in expected credit loss by approximately HK$10,978 (2021: HK$5,362) or an increase in credit loss of approximately HK$13,626 (2021: HK$2,324), respectively.

Nature of credit enhancements

The Group applies different strategies and processes to hedge and mitigate different risks. Exposure to credit risk is mitigated by guarantees. Personal guarantee, government guarantee and guarantees given by public sector entities, are potentially relevant forms of credit risk mitigations adopted by the Group to manage, hedge and mitigate risks that arise from the Group’s business model. The Group ensures that guarantees accepted should be unconditional and irrevocable, represent a direct claim on the guarantor, and remain continuously effective until the facility covered by the guarantee is fully repaid or settled.

Maximum exposure to credit risk

The maximum exposures to credit risk of on-balance sheet financial instruments, before taking into account of any collateral held or other credit enhancements is the carrying amount reported in the statement of financial position. There are no off-balance sheet instruments except for loan commitments which are unconditionally cancellable.

Credit quality

Balances with banks and central bank and placements with and advances to banks are rated investment grade based on Moody’s or equivalent ratings, which are unsecured, neither past due nor impaired.

For loans and advances to customers, the loan classifications given by HKMA’s guideline have been followed. For debt securities, credit rating from Moody’s, or equivalent, is adopted.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Loans and advances to customers

–	At fair value through OCI

	Stage 1
	12-month	Stage 2	Stage 3
	ECL	Lifetime ECL	Lifetime ECL	Total
	HK$’000	HK$’000	HK$’000	HK$’000
At 31 December 2022
Credit grade:
Pass	1,761,422	–	–	1,761,422
Special Mention	–	10,953	–	10,953
Substandard	–	–	4,185	4,185
Doubtful	–	–	2,761	2,761
Loss	–	–	6,690	6,690
Carrying amount (Note 13)	1,761,422	10,953	13,636	1,786,011
Of which: expected credit loss provision	(10,799)	(150)	(2,485)	(13,434)
At 31 December 2021
Credit grade:
Pass	1,343,076	–	–	1,343,076
Doubtful	–	–	1,660	1,660
Carrying amount (Note 13)	1,343,076	–	1,660	1,344,736
Of which: expected credit loss provision	(3,815)	–	(189)	(4,004)

–	At amortised cost

	Stage 1
	12-month	Stage 2	Stage 3
	ECL	Lifetime ECL	Lifetime ECL	Total
	HK$’000	HK$’000	HK$’000	HK$’000
At 31 December 2022
Credit grade:
Pass	49	–	–	49
Gross carrying amount (Note 13)	49	–	–	49
Expected credit loss provision (Note 13)	–	–	–	–
Net carrying amount	49	–	–	49
At 31 December 2021
Credit grade:
Pass	16,546	–	–	16,546
Gross carrying amount (Note 13)	16,546	–	–	16,546
Expected credit loss provision (Note 13)	(85)	–	–	(85)
Net carrying amount	16,461	–	–	16,461

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Investment securities

–	At fair value through OCI

	2022	2021
	HK$’000	HK$’000
Credit grade:
BBB- to AA+	495,858	19,978
Carrying amount	495,858	19,978
Of which: Stage 1 expected credit loss provision	(49)	(2)

Expected credit loss provision

Reconciliation of gross carrying amount and ECL for loans and advances to customers and investment securities are as follows:

Loans and advances to customers

	Stage 1		Stage 2		Stage 3		Total
	Gross	Expected	Gross	Expected	Gross	Expected	Gross	Expected
	carrying	credit loss	carrying	credit loss	carrying	credit loss	carrying	credit loss
	amount	provision	amount	provision	amount	provision	amount	provision
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 January 2022	1,363,437	3,900	–	–	1,849	189	1,365,286	4,089
New assets originated, assets derecognized or repayment	435,471	5,400	–	–	–	–	435,471	5,400
Change in staging	(26,638)	(150)	11,103	150	15,535	3,559	–	3,559
Change in PDs/LGDs/EADs	–	1,649	–	–	–	–	–	1,649
Written-off	–	–	–	–	(1,263)	(1,263)	(1,263)	(1,263)
At 31 December 2022	1,772,270	10,799	11,103	150	16,121	2,485	1,799,494	13,434

At 1 January 2021	70,528	785	–	–	–	–	70,528	785
New assets originated, assets derecognized or repayment	1,294,758	5,182	–	–	–	–	1,294,758	5,182
Change in staging	(1,849)	(4)	–	–	1,849	189	–	185
Change in PDs/LGDs/EADs	–	(2,063)	–	–	–	–	–	(2,063)
Written-off	–	–	–	–	–	–	–	–
At 31 December 2021	1,363,437	3,900	–	–	1,849	189	1,365,286	4,089

There are no renegotiation or modification of contractual cash flows.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Investment securities

	Stage 1		Stage 2		Stage 3
	Gross	Expected	Gross	Expected	Gross	Expected
	carrying	credit loss	carrying	credit loss	carrying	credit loss
	amount	provision	amount	provision	amount	provision
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 January 2022	19,978	2	–	–	–	–
New assets originated, assets derecognized or repayment	475,880	47	–	–	–	–
Change in PDs/LGDs/EADs	–	–	–	–	–	–
At 31 December 2022	495,858	49	–	–	–	–

At 1 January 2021	209,711	9	–	–	–	–
New assets originated, assets derecognized or repayment	(189,733)	(7)	–	–	–	–
Change in PDs/LGDs/EADs	–	–	–	–	–	–
At 31 December 2021	19,978	2	–	–	–	–

All exposures under treasury portfolio are in stage 1 with no stage transition during the year.

Write-off policy

The Group writes off financial assets in whole when it has exhausted all practical recovery efforts and has concluded there is no reasonable expectation of recovery. Collection action may be suspended under the following circumstances:

•	the customer has passed away, filed bankruptcy petition or/and applied Individual Voluntary Arrangement (“IVA”);

•	the Group is undergoing specific processes in relation to bankruptcy of or debt restructuring for the customer; and

•	specific requirements as a result of litigation or police/fraud investigation against the concerned account.

For written-off accounts, recovery actions shall not cease if recovery opportunity is still present. To cease recovery actions, due diligence on the customer should be done.

(b)            Liquidity risk

Liquidity risk is the risk that the Group does not have sufficient financial resources to meet its obligations as they fall due or that it can only do so at an excessive cost. Funding risk is the risk that funding, which considered to be sustainable and used to fund assets, is not sustainable over time.

Liquidity Risk Governance

The Board is ultimately responsible for establishing the liquidity risk tolerance and ensuring the Group’s liquidity risk is appropriately managed. Asset and Liability Committee (“ALCO”) and Risk Management Committee (“RMC”) have been delegated to manage the Group’s liquidity risk strategy, policies and practices, oversee the liquidity risk framework to ensure proper internal control are in place and in compliance with the regulatory requirements. The Treasury Division has the primary responsibility for day-to-day funding and monitor the future cash flows to ensure adequate financial resources are available to meet the respective financial obligations. Market and Liquidity Risk Division monitors the liquidity risk position against approved thresholds independently. The structure of the liquidity risk management approach consists of a set of pre-defined boundaries to control and maintain the Group’s liquidity profile, including maintaining high-credit-quality investments with deep market as liquidity cushion, regular monitoring and stress testing, as well as a defined contingency funding plan.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Liquidity Risk Measurement

The Group monitors and maintains a level of liquefiable assets to fulfill the regulatory requirements and to support the business needs and growth. Risk metrics and thresholds are set to control and monitor the liquidity risk to ensure adequate financial resources are available to meet their respective financial obligations, such as liquidity maintenance ratio, loan to deposit ratio, etc. these are subject to RMC and ALCO’s review on a regular basis.

Analysis of assets and liabilities liquidity

The maturity analysis of financial assets and liabilities shown on the statements of financial position, based on the remaining period at the reporting date to the contractual maturity date is shown below:

At 31 December 2022

			Between	Between	Between
	Repayable	Within	1 month to	3 months	1 year to
	on demand	1 month	3 months	to 1 year	5 years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Assets
Balances with banks and central bank	259,271	–	–	–	–	259,271
Placements with and advances to banks	–	166,781	220,000	79,979	–	466,760
Investment securities	–	100,974	173,919	220,965	–	495,858
Loans and advances to customers	8,194	82,319	156,798	635,099	903,650	1,786,060
Other assets	3,396	5,318	1,603	1,305	1,974	13,596
Total financial assets	270,861	355,392	552,320	937,348	905,624	3,021,545

Liabilities
Financial liabilities at amortized cost	–	100,000	–	–	–	100,000
Deposits from customers	272,476	512,775	484,462	877,364	–	2,147,077
Amounts due to related companies	–	–	32,370	300	892	33,562
Other payables and accruals	1,715	14,136	17,664	15,276	–	48,791
Lease liability	–	724	1,448	3,730	10,754	16,656
Total financial liabilities	274,191	627,635	535,944	896,670	11,646	2,346,086
Net position – total financial assets and liabilities	(3,330)	(272,243)	16,376	40,678	893,978	675,459

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

At 31 December 2021

			Between	Between	Between
	Repayable	Within	1 month to	3 months	1 year to
	on demand	1 month	3 months	to 1 year	5 years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Assets
Balances with banks and central bank	829,906	–	–	–	–	829,906
Placements with and advances to banks	–	106,423	–	–	–	106,423
Investment securities	–	–	–	19,978	–	19,978
Loans and advances to customers	1,819	52,420	104,796	443,939	758,223	1,361,197
Amounts due from related companies	1	–	–	–	–	1
Other assets	3,170	3,126	–	1,974	–	8,270
Total financial assets	834,896	161,969	104,796	465,891	758,223	2,325,775

Liabilities
Deposits from customers	1,650,270	–	–	–	–	1,650,270
Amounts due to related companies	–	–	82,845	300	442	83,587
Other payables and accruals	4	32,317	16,434	–	–	48,755
Lease liability	–	501	1,008	3,076	–	4,585
Total financial liabilities	1,650,274	32,818	100,287	3,376	442	1,787,197
Net position – total financial assets and liabilities	(815,378)	129,151	4,509	462,515	757,781	538,578

The following table details the group’s remaining contractual maturity for its non-derivative financial liabilities. The table below has been drawn up based on the contractual maturities of the undiscounted financial liabilities including interest that will accrue, with reference to their respective contractual interest rate.

At 31 December 2022

			Between	Between	Between
	Repayable	Within	1 month to	3 months	1 year to
	on demand	1 month	3 months	to 1 year	5 years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Financial liabilities at amortized cost	–	100,000	–	–	–	100,000
Deposits from customers	272,476	512,775	484,462	877,364	–	2,147,077
Amounts due to related companies	–	–	32,370	300	892	33,562
Other payables and accruals	1,715	14,682	19,764	36,349	–	72,510
Lease liability	–	724	1,448	3,730	10,955	16,857
	274,191	628,181	538,044	917,743	11,847	2,370,006

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

At 31 December 2021

			Between	Between	Between
	Repayable	Within	1 month to	3 months	1 year to
	on demand	1 month	3 months	to 1 year	5 years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Deposits from customers	1,650,270	–	–	–	–	1,650,270
Amounts due to related companies	–	–	82,845	300	442	83,587
Other payables and accruals	4	–	32,317	16,434	–	48,755
Lease liability	–	520	1,040	3,589	–	5,149
	1,650,274	32,837	100,319	3,889	442	1,787,761

(c)	Market risk

Market risk is the risk of losses in assets, liabilities and off-balance sheet positions arising from movements in market rates and prices, including foreign exchange rates and interest rates, etc.

The Group does not have any trading portfolio. The market risk exposures mainly arise from the foreign exchange risk and interest rate risk of non-trading portfolios.

i.	Foreign exchange risk

The Group is mainly exposed to the foreign exchange risk arising from Renminbi and US dollar assets and liabilities.

	2022		2021
	Renminbi	US dollar	Renminbi	US dollar
	HK$’000	HK$’000	HK$’000	HK$’000
Financial assets
Balances with banks and central bank	5,673	1,708	5,025	307
Placement with and advances to banks	16,781	–	106,427	–
Investment securities	–	299,729	–	–
Amounts due from related companies	–	–	1	–
Other assets	48	281	111	–
	22,502	301,718	111,564	307
Financial liabilities
Amounts due to related companies	28,039	2,217	82,126	–
Other payables and accruals	3,314	281	7,397	654
	31,353	2,498	89,523	654

Total financial assets and liabilities – net open position	(8,851)	299,220	22,041	(347)

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

The following table details the Group’s sensitivity to a 5% increase and decrease in Hong Kong dollars against Renminbi.

	Movement in	Impact in pre-tax loss
Foreign exchange risk	foreign currency	2022	2021
		HK$’000	HK$’000
Renminbi	-5%	Decrease by 443	Increase by 1,102
	+5%	Increase by 443	Decrease by 1,102

The Group is exposed to US dollar and no sensitivity analysis is prepared as the management considered that the effect is insignificant.

ii.	Interest rate risk

Interest rate risk in the banking book (“IRRBB”) arises from mismatches in the interest rate profiles of assets, liabilities and capital instruments. Generally, there are repricing, yield curve, option and basis risks. At this stage, the Group does not carry out proprietary trading and the Group only has fixed rate product, hence, the Group’s interest rate risk exposure is contributed by banking book portfolio and the interest rate risk is limited to repricing and yield curve risks.

The Group measures its IRRBB exposure mainly through the change of Economic Value (“EV”), Net Interest Income (“NII”), Interest Rate Gap (“IRG”), and stress testing. EV, NII and stress testing are monitored on monthly basis and weekly for IRG. Except for saving deposits without a fixed maturity, all the products tenors follow the contractual maturity. The Group’s interest rate risk is managed by the Treasury Division (first line of defence) and monitored by Market and Liquidity Risk Division (second line of defence).

The Group has implemented the new IRRBB model. The new model uses historical data of customer loans and customer deposits to conduct behavioral analysis for the purpose of monitoring and reporting the interest rate risk position.

The Board holds the ultimate responsibilities to the banking book interest rate risk. Asset and Liability Committee (“ALCO”) and Risk Management Committee (“RMC”) have been delegated the authority to manage the risk in accordance with the guidelines and procedures laid down in the Market and Interest Rate Risk Management Policy that has been approved by the Board.

The Group has internal control process and Internal Audit Department (third line of defence) to support our risk management monitoring. The efficiency and effectiveness of the control process are reviewed regularly to ensure the Group is in compliance with the regulations and in response to changing market condition.

	31 December 2022			31 December 2021
HK$ million	HK dollar	US dollar	Renminbi	HK dollar	US dollar	Renminbi
Impact on earnings over the next 12 months if interest rates rise by 200 basis points (Note a)	11	(11)	(1)	24	–	(5)
Impact on economic value if interest rates rise by 200 basis points (Note a)	29	1	–	33	–	–

Note a:	Positive values indicate losses in accordance with HKMA’s disclosure requirement.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

(d)	Fair value hierarchy

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy. The following table and paragraph give information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation techniques and inputs used), as well as the level of the fair value hierarchy into which the fair value measurements are categorised (Levels 1 to 3) based on the degree to which the inputs to the fair value measurements is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

To determine the fair value of loans and advances to customers, loans are segregated into portfolios of similar characteristics. Fair values are estimated using discounted cash flow methodology incorporating a range of input assumptions including expected customer prepayment rates, new business interest rates estimates for similar loans. The fair value of loans reflects expected credit losses at the balance sheet date and the fair value effect of repricing between origination and the reporting date. For credit impaired loans, fair value is estimated by discounting the future cash flows over the time period they are expected to be recovered.

Favourable and unfavourable changes are determined on the basis of changes in the value of instruments as a result of varying the levels of the unobservable parameters. The favourable and unfavourable changes of Level 3 fair values is not significant.

	At 31 December 2022
	Level 1	Level 2	Level 3	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Financial assets measured at FVOCI
– Loans and advances to customers	–	–	1,786,011	1,786,011
– Investment securities	495,858	–	–	495,858
	495,858	–	1,786,011	2,281,869

	At 31 December 2021
	Level 1	Level 2	Level 3	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Financial assets measured at FVOCI
– Loans and advances to customers	–	–	1,344,736	1,344,736
– Investment securities	19,978	–	–	19,978
	19,978	–	1,344,736	1,364,714

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

	Level 3 loans and advances to customers at FVOCI
	2022	2021
	HK$’000	HK$’000
At 1 January	1,344,736	–
Additions	1,079,581	1,347,971
Disposals, redemptions and maturity	(636,428)	–
Change in fair value	7,552	769
Net change of impairment allowances	(9,430)	(4,004)

At 31 December	1,786,011	1,344,736

23.	MATERIAL RELATED PARTY TRANSACTIONS

Related parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operation decisions. Parties are also considered to be related if they are subject to common control.

As disclosed in Note 1 to the consolidated financial statements, OCFT is the ultimate holding company of the Group. The subsidiaries owned by OCFT are the fellow subsidiaries of the Group. The Ping An Group and its subsidiaries are referred as “affiliated companies”.

The Group entered service agreements with its fellow subsidiaries and affiliated companies and these related companies provided platform development and IT related services to the Group. The related party transactions were carried out in the normal course of business and at terms negotiated between the Group and the respective related parties.

The Group entered into the following material transactions with related parties:

	2022	2021
	HK$’000	HK$’000
Intangible assets acquired from fellow subsidiaries and an affiliated company	1,190	4,040
IT expenses to fellow subsidiaries and affiliated companies	15,959	14,128
Premises expenses to an affiliated company	2,448	2,512

At the end of reporting period, the Group had the following material outstanding balances with related parties:

	2022	2021
	HK$’000	HK$’000
Amount due from a fellow subsidiary (Note a)	–	1
Amount due to fellow subsidiaries (Note a)	17,047	73,672
Amount due to ultimate holding company (Note a)	1,351	892
Amount due to affiliated companies (Note a)	15,164	9,023

Note a:	The outstanding balances are unsecured, non-interest bearing and expected to be settled within one year.

For the year ended 31 December 2022 and 2021, the Group has banking transactions with directors and key management personnel of the Group and their close family members. These transactions are the taking of deposit which are conducted on an arm’s length commercial terms in the ordinary course of business, and are not material.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Key management personnel remuneration

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group. It includes members of the Board of Directors and senior management of the Group.

	2022	2021
	HK$’000	HK$’000
Short-term employee benefits	40,020	49,810
Post-employment benefits	709	498
Share-based compensation	999	160

	41,728	50,468

24.	SHARE-BASED COMPENSATION

On 7 November 2017, equity-settled share-based compensation plan (the “Share Option Scheme”) was set up by the OCFT with the objective to recognise and reward the contribution of eligible directors, employees and other persons for the growth and development of the OCFT and its subsidiaries.

On 10 September 2019, the Board of Directors of the OCFT approved to amend the equity-settled share-based compensation plan to supplement the Share Option Scheme with performance-based shares (the “Restricted Share Units Scheme”).

Both the Share Option Scheme and the Restricted Share Units Scheme are valid and effective for 10 years from the grant date.

(a)	Share Option Scheme

During 2019, share options were granted to directors and employees (“Grantees”) of the OneConnect Group, in which 1,075,000 share options are for directors and employees of the Group, for the subscription of the new ordinary shares of OCFT.

Subject to the Grantees continuing to be a service provider, 100% of these options will be vested over 4 years upon fulfilling the service conditions and non-market performance conditions prescribed in the grantee agreement.

The options should be exercised no earlier than 12 months after OCFT successfully completes an initial public offering and OCFT’s shares get listed in the stock exchange (“IPO and Listing”) and no later than 10 years from the grant date. The vesting date is determined by the Board of Directors of OCFT.

Movements in the number of share options granted are as follows:

	2022	2021
At the beginning of the year	819,910	975,000
Number of share options
– Transferred (Note a)	404,500	–
– Forfeited	(157,410)	(155,090)

Outstanding at the end of the year	1,067,000	819,910

Note a:	Refer to employees who were transferred their employment to the Group during the vesting period. The Group measured the services received from employees by reference to the fair value of the equity instruments at the originally grant date, and the proportion of the vesting period the employees served with the Group.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Share options outstanding at the balance sheet date have the following expiry dates and exercise prices.

Grant date	Exercise period	Exercise price		Fair value of options		2022	2021
7 November 2017	13 December 2021 – 7 November 2027	RMB	2.00	RMB	0.52	850,000	550,000
8 November 2018	13 December 2021 – 8 November 2028	RMB	52.00	RMB	26.00	4,500	4,910
1 June 2019	13 December 2021 – 1 June 2029	RMB	52.00	RMB	23.42	152,500	205,000
26 July 2019 (Note b)	13 December 2021 – 1 June 2029	RMB	52.00	RMB	23.42	60,000	60,000

						1,067,000	819,910

Note b:	Pursuant to a resolution made during the year, grant date of the share options granted to a recipient of the Group was modified to 26 July 2019.

Valuation of options granted

The fair value of the share option is determined based on fair value of the underlying ordinary share of OCFT using Binomial option-pricing model as at the grant dates. Key assumptions are set as below:

	Date of grant
	7 November	8 November	1 June	26 July
	2017	2018	2019	2019
Discount rate	24.0%	17.0%	17.0%	17.0%
Risk-free interest rate	3.9%	3.6%	3.3%	3.3%
Volatility	51.6%	51.2%	46%	46%
Dividend yield	0.0%	0.0%	0.0%	0.0%

The Binomial Model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the option is based on the China Treasury yield curve in effect at the time of grant. The expected dividend yield was estimated based on the OCFT’s expected dividend policy over the expected life of the options. The volatility of its ordinary shares at the date of grant is estimated based on the historical volatility of similar U.S. public companies for a period equal to the expected life preceding the grant date.

(b)	Restricted Share Units Scheme

Subject to the grantees continuing to be a service provider, 100% of these restricted share units will be vested over 4 years upon fulfilling the service conditions and non-market performance conditions prescribed in the grantee agreement.

Movements in the number of restricted share units granted are as follows:

	2022	2021
At the beginning of the year	514,175	9,596
Number of restricted share units
– Granted	1,307,700	507,000
– Transferred (Note a)	244,332	–
– Exercised	(137,177)	(2,095)
– Forfeited	(182,468)	(326)

Outstanding at the end of the year	1,746,562	514,175

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Note a:	Refer to employees who were transferred their employment to the Group during the vesting period. The Group measured the services received from employees by reference to the fair value of the equity instruments at the originally grant date, and the proportion of the vesting period the employees served with the Group.

Discounted cash flows method is used to determine the fair value of the underlying ordinary share. Key assumptions, such as discount rate and projections of future performance, are estimated. Based on fair value of the underlying ordinary share, Monte Carlo method is used to determine the fair value of the restricted share units as at the grant date. Key assumptions are set as below:

	Date of grant
	16-Dec-22	2-Apr-22	2-Jan-22	12-Oct-21	10-Sep-21	25-Jun-21	21-Jun-21	10-Sep-19
Discount rate	N/A	N/A	N/A	N/A	N/A	N/A	N/A	15.0%
Risk-free interest rate	2.6%	2.5%	2.5%	2.7%	2.6%	2.8%	2.8%	2.9%
Volatility	49.0%	45.0%	46.4%	43.2%	43.0%	43.7%	45.7%	43.9%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

The Monte Carlo method requires the input of highly subjective assumptions. The risk-free interest rate for periods within the contractual life of the restricted share units is based on the China Treasury yield curve in effect at the time of grant. The expected dividend yield was estimated based on OCFT’s expected dividend policy over the expected life of the restricted share units. The volatility of its ordinary shares at the date of grant is estimated based on the historical volatility of similar U.S. public companies for a period equal to the expected life preceding the grant date.

A total of HK$989,000 (2021: HK$117,000) share-based compensation cost were recognised in the statement of comprehensive income during the year.

25.	NOTES TO THE STATEMENT OF CASH FLOWS

(a)	Cash generated from/(used in) operation activities

		2022	2021
	Note	HK$’000	HK$’000
Cash flows from operating activities Loss before taxation		(157,159)	(214,190)
Adjustment for:
Charge for expected credit losses	8	10,672	3,295
Depreciation and amortisation	7	41,530	33,724
Share-based compensation	7	989	117
Foreign exchange loss		556	–
Interest income	4(a)	(123,940)	(41,312)
Interest expense	4(b)	29,587	7,508

Cash flows before changes in operation activities		(197,765)	(210,858)
Changes in loans and advances to customers		(435,471)	(1,294,758)
Changes in financial liabilities at amortized cost		100,000	–
with original maturity over three months		(150,000)	–
Changes in amounts due from related companies		1	4,770
Changes in other assets and other receivable		(6,341)	(995)
Changes in deposits from customers		496,807	1,168,429
Changes in amounts due to related companies		(50,026)	5,782
Changes in other payable and accruals		4,878	10,023

Cash used in operating activities		(237,917)	(317,607)

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

(b)	Analysis of cash and cash equivalent

For the purposes of the statement of cash flows, cash and cash equivalents comprise the following balances with original maturity of three months or less from the date of acquisition.

	2022	2021
	HK$’000	HK$’000
Balances with banks and central bank	259,271	829,906
Placements with and advances to banks with original maturities within three months	316,781	106,427

	576,052	936,333

26.	SUBSIDIARIES

The Group’s principal subsidiaries as at 31 December 2022 are set out below.

Name of company	Place of incorporation and kind of legal entity	Principal activities and place of operation	Issued share capital		Ownership interest held by the Company
Jin Yi Rong Limited	Hong Kong, limited liability company	Investment holding company	HK$	1,500,000,000	100%
Ping An OneConnect Bank (Hong Kong) Limited	Hong Kong, limited liability company	Virtual banking business in Hong Kong	HK$	1,500,000,000	100%

The Group’s principal subsidiaries as at 31 December 2021 are set out below.

Name of company	Place of incorporation and kind of legal entity	Principal activities and place of operation	Issued share capital		Ownership interest held by the Company
Jin Yi Rong Limited	Hong Kong, limited liability company	Investment holding company	HK$	1,200,000,000	100%
Ping An OneConnect Bank (Hong Kong) Limited	Hong Kong, limited liability company	Virtual banking business in Hong Kong	HK$	1,200,000,000	100%

27.	COMPARATIVE FIGURES

Certain comparative figures in the consolidated financial statements have been reclassified to conform with current year’s presentation.

28.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorised for issue by the Board of Directors on 25 April 2023.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Independent Auditor’s Report

To the Board of Director of Jin Yi Tong Limited

(金億通有限公司)

(Incorporated in British Virgin Island with limited liability)

[REDACTED]

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

[REDACTED]

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

[REDACTED]

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER 2021

		2021	2020
	Note	HK$’000	HK$’000
Interest income	4(a)	41,312	6,056
Interest expense	4(b)	(7,508)	(2,953)

Net interest income		33,804	3,103
Fees and commission income	5	204	373
Other income	6	–	4,497

Total income		34,008	7,973
Staff costs	7	(120,133)	(117,621)
Premises and equipment expenses	7	(4,391)	(4,369)
Other expenses	7	(120,379)	(69,584)

Total expenses	7	(244,903)	(191,574)

Loss before impairment losses		(210,895)	(183,601)
Charge for expected credit losses	8	(3,295)	(800)

Loss before income tax		(214,190)	(184,401)
Income tax expenses	9	–	–

Loss after income tax		(214,190)	(184,401)

Other comprehensive income:
Items may be reclassified subsequently to profit or loss:
– Changes in the fair value of debt instruments at fair value through other comprehensive income		(20)	(42)

Other comprehensive income, net of tax		(20)	(42)

Total comprehensive income		(214,210)	(184,443)

The notes on pages II-61 to II-91 form part of these consolidated financial statements.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2021

		2021	2020
	Note	HK$’000	HK$’000
Assets
Balances with banks and central bank	10	829,906	252,137
Placements with and advances to banks	11	106,423	531,910
Investment securities	12	19,978	209,703
Loans and advances to customers	13	1,361,197	69,743
Amounts due from related companies	22	1	4,771
Property, plant and equipment	14	5,126	7,787
Intangible assets	15	141,744	121,947
Right-of-use asset	16	2,871	9,194
Other assets	17	17,014	13,291

Total assets		2,484,260	1,220,483

Liabilities
Deposits from customers	18	1,650,270	481,841
Lease liability	16	4,585	11,687
Amounts due to related companies	22	83,587	77,503
Other payables and accruals	19	48,755	38,296

Total liabilities		1,787,197	609,327

Equity
Share capital	20(b)	1,200,000	900,000
Accumulated loss		(510,491)	(296,301)
Other reserves		7,554	7,457

Total equity		697,063	611,156

Total liabilities and equity		2,484,260	1,220,483

The consolidated financial statements were approved by the Board of Directors on 28 April 2022 and were signed on its behalf.

Li Jie
Director

The notes on pages II-61 to II-91 form part of these consolidated financial statements.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2021

				Other reserves
					Share-based compensation
		Share capital	Accumulated loss	FVOCI reserve	reserve (Note 1)	Total equity
	Notes	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 January 2020		600,000	(111,900)	44	2,597	490,741
Change in equity for the year:
Capital contributions from immediate holding company	20(b)	300,000	–	–	–	300,000
Loss for the year		–	(184,401)	–	–	(184,401)
Other comprehensive income		–	–	(42)	–	(42)
Movement in respect of share-based compensation	23(b)	–	–	–	4,858	4,858
At 31 December 2020		900,000	(296,301)	2	7,455	611,156

Change in equity for the year:
Capital contributions from immediate holding company	20(b)	300,000	–	–	–	300,000
Loss for the year		–	(214,190)	–	–	(214,190)
Other comprehensive income		–	–	(20)	–	(20)
Movement in respect of share-based compensation	23(b)	–	–	–	117	117
At 31 December 2021		1,200,000	(510,491)	(18)	7,572	697,063

Note 1:	The share-based compensation reserve is to record the corresponding amount of share options and restricted share units granted by OneConnect Financial Technology Co. Ltd., the ultimate holding company of the Group, to the directors and employees in Ping An OneConnect Bank (Hong Kong) Limited, a wholly owned subsidiary of the Company.

The notes on pages II-61 to II-91 form part of these consolidated financial statements.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2021

		2021	2020
	Note	HK$’000	HK$’000
Cash flows from operating activities
Cash (used in)/generated from operating activities	24(a)	(317,607)	249,763
Interest received		38,600	5,705
Interest paid		(6,396)	(1,963)

Net cash (used in)/generated from operating activities		(285,403)	253,505

Cash flows from investing activities
Purchase of property, plant and equipment	14	(3,087)	(1,804)
Addition of intangible assets	15	(42,133)	(72,401)
Investments in investment securities at FVOCI		–	(19,995)
Investments in investment securities at amortised cost		189,716	(189,716)

Net cash generated from/(used in) investing activities		144,496	(283,916)

Cash flows from financing activities
Capital injection	20(b)	300,000	300,000
Principal elements of lease payments		(6,793)	(5,412)

Net cash generated from financing activities		293,207	294,588

Net increase in cash and cash equivalents		152,300	264,177
Cash and cash equivalents at beginning of the year		784,053	519,918
Effect of exchange rate and other changes on cash and cash equivalents		(20)	(42)

Cash and cash equivalents at end of the year	24(b)	936,333	784,053

The notes on pages II-61 to II-91 form part of these consolidated financial statements.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL INFORMATION

Jin Yi Tong Limited is a private limited liability company incorporated in British Virgin Island on 1 November 2018.

The address of Jin Yi Tong’s registered office is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The principal place of business is in Hong Kong.

Jin Yi Tong Limited wholly owns Jin Yi Rong Limited, which in turn owns Ping An OneConnect Bank (Hong Kong) Limited during the year ended 31 December 2021 (together the “Group”). Ping An OneConnect Bank (Hong Kong) Limited (the “Bank”) is a licensed bank authorised under the Hong Kong Banking Ordinance since 9 May 2019. The Bank has launched its banking services during 2020.Its ultimate holding company was OneConnect Financial Technology Co., Ltd. (“OCFT”), a company incorporated in Cayman Islands, and listed in the New York Stock Exchange since 13 December 2019. OCFT is also an associated company of the Ping An Insurance (Group) Company of China (the “Ping An Group”).

2.	SIGNIFICANT ACCOUNTING POLICIES

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied in the period presented, unless otherwise stated.

(a)	Basis of preparation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in thousands of units of Hong Kong Dollars (“HK$’000”), which is the Group’s functional and presentation currency.

The measurement basis used in the preparation of the consolidated financial statements is the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income.

The preparation of the consolidated financial statements in conformity with adopted IFRSs requires management to make certain judgments, estimates and assumptions that affect the application of policies. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving higher degree of judgment or complexity are disclosed in Note 3.

(b)	New standards and interpretations

–	New standards and interpretations adopted by the Group

No new or amended standard has been adopted by the Group for the first time for the financial year beginning on or after 1 January 2021 and has material impact on the Group.

–	New standards, amendments and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for this financial reporting period and have not been early adopted by the Group and have no material impact on the Group.

(c)	Principles of consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

(d)	Subsidiaries

Investments in subsidiaries are accounted for at cost less impairment. Cost includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

Impairment testing of the investments in subsidiaries is required upon receiving a dividend from these investments if the dividend exceeds the total comprehensive income of the subsidiary in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.

(e)	Intangible assets

Intangible assets included acquired software and capitalised development costs of computer software programmes.

Development costs that are directly attributable to the design and testing of identifiable and unique system and platform controlled by the Group are recognised as intangible assets where the following criteria are met:

•	it is technically feasible to complete the software so that it will be available for use;

•	management intends to complete the software and use or sell it;

•	there is an ability to use or sell the software;

•	it can be demonstrated how the software will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use or sell the software are available; and

•	the expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalised as part of the software include employee costs and an appropriate portion of relevant overheads.

Acquired software and capitalised development costs are recorded as intangible assets and amortised on the straight-line basis from the point at which the asset is ready for use and over its expected economic life, which usually ranges from 3 to 10 years.

The amortisation period and the amortisation method are reviewed, and adjusted if appropriate, at least at each reporting period end. Intangible assets are subject to impairment review if there are events or changes in circumstances that indicate that the carrying amount may not be recoverable. Other development expenditure that do not meet the criteria above are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

(f)	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or are recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statement of comprehensive income during the financial period in which they are incurred.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

•	Leasehold improvements are depreciated over the unexpired terms of the lease

•	Equipment is depreciated over 3 to 5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. At each reporting date, these assets are assessed for indicators of impairment. In the event that an asset’s carrying amount is determined to be greater than its recoverable amount, the asset is written down immediately.

Gains and losses on disposals determined by comparing proceeds with the carrying amount are included in the statement of comprehensive income.

(g)	Leases

Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the lease payment:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option; and

•	payments of restoration costs for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the Group :

•	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received;

•	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third party financing; and

•	makes adjustments specific to the lease, e.g. term, country, currency and security.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received;

•	any initial direct costs, and

•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less without a purchase option.

(h)	Financial assets

(i)	Classification

The Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income (“OCI”) or through profit or loss), and

•	those to be measured at amortised cost.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income.

For investment in debt instruments, the classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows. The Group reclassifies debt investments when and only when its business model for managing those assets changes.

(ii)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(iii)	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flows characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

•	Amortised cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in interest income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of comprehensive income.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

•	FVOCI: Assets that are held for collection of contractual cash flows and for selling, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in other gains/(losses). Interest income from these financial assets is included in interest income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of comprehensive income.

•	FVPL: Assets that do not meet the criteria for amortised cost or FVOCI are measured at FVPL. A gain or loss on a debt instruments that is subsequently measured at FVPL is recognised in profit or loss and presented net within other gains/(losses) in the period in which it arises.

(iv)	Impairment

The Group assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Note 21 details how the Group determines whether there has been a significant increase in credit risk.

(i)	Cash and cash equivalents

For the purposes of the consolidated statement of cash flows, cash and cash equivalents comprise balances with less than three months original maturity from the date of acquisition, including balances with banks, placements with and advances to banks and exchange fund bills (“EFB”), which are readily convertible to known amount of cash and are subject to an insignificant risk of changes in value.

(j)	Interest income

Interest income on financial assets at amortised cost and financial assets at FVOCI calculated using the effective interest method is recognised in profit or loss.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets, the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

(k)	Fees and commission income

Fees and commissions are recognized on an accrual basis when the service has been provided or performance obligations are fulfilled.

(l)	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to costs are deferred and recognised in the profit or loss over the period necessary to match them with the costs that they are intended to compensate.

(m)	Employee benefits

(i)	Retirement benefits scheme

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the “Scheme”) under the Mandatory Provident Fund Schemes Ordinance for all of its employees in Hong Kong. Contributions are made based on a percentage of the employees’ basic salaries, with a cap and are charged to the statement of comprehensive income as they become payable in accordance with the rules of the Scheme.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

The assets of the Scheme are held separately from those of the Group in an independently administered fund. The Group’s employer contributions vest fully with the employees when contributed into the Scheme.

(ii)	Bonus

Liabilities for bonus plans due wholly within twelve months after the end of the reporting period are recognised when the Group has a present or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii)	Annual leave

Employee entitlements to annual leave are recognised when they are accrued to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the end of reporting period.

(n)	Income tax

Income tax for the period comprises current tax and movements in deferred tax assets and liabilities attribute to temporary differences and to unused tax losses.

Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss, except to the extent that they relate to items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the period, using tax rates, enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise to the initial recognition of goodwill. Deferred income tax is determined using tax rates that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(o)	Provisions

The Group recognises a provision for a present legal or constructive obligation resulting from a past event when it is more likely than not that it will be required to transfer economic benefits to settle the obligation and the amount of the obligation can be estimated reliably.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

Contingent liabilities are possible obligations arising from past events, whose existence will be confirmed only by uncertain future events, or present obligations arising from past events that are not recognised because either an outflow of economic benefits is not probable or the amount of the obligation cannot be reliably measured. Contingent liabilities are not recognised but information about them is disclosed unless the possibility of any outflow of economic benefits in settlement is remote.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

(p)	Share-based payment

An equity-settled share-based compensation plan was operated by the OCFT, the ultimate holding company of the Company. Share options or awards were granted to the directors and employees of the Group, under which the Group receives services from employees as consideration for equity instruments of the OCFT. Information relating to the schemes is set out in Note 23.

The award is treated as an equity-settled share-based payment in the Group’s consolidated financial statements as the Group does not have an obligation to settle the award. The fair value of the employee services received in exchange for the grant of the options is recognised as an expenses over the vesting period and with a corresponding adjustment to equity. The credit to equity is treated as a capital contribution.

The total amount to be expensed is determined by reference to the fair value of the options granted:

•	including any market performance;

•	excluding the impact of any service and non-market performance vesting conditions;

•	including the impact of any non-vesting conditions

At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-market performance and service conditions. It recognises the impact of the revision to original estimates, if any, in the statement of comprehensive income, with a corresponding adjustment to equity.

If the terms of an equity-settled award are modified, at a minimum an expense is recognised as if the terms had not been modified. An additional expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

If an equity-settled award is forfeited, any expenses previously recognised are reversed effective the date of the forfeiture.

(q)	Foreign currency translation

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are generally recognised in profit or loss.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgement in applying the Group’s accounting policies.

Estimates and judgements are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

(a)	Income tax

The Group is subject to income taxes in Hong Kong. Judgement is required in determining the provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the estimated amounts that were initially recorded, such differences will impact the current and deferred income tax provisions in the period in which such determination is made.

As at 31 December 2021, no deferred tax asset has been recognised on the estimated unused tax losses of approximately HK$642,873,000 (31 December 2020: HK$417,070,000) due to the unpredictability of future profit streams. In cases where the actual future profits generated are more than expected, recognition of deferred tax assets may arise.

(b)	Capitalisation of development costs

Costs incurred in developing the new platforms and systems are capitalised as intangible assets when recognition criteria as detailed in Note 2 (e) are fulfilled. Management has applied its professional judgement in determining whether these costs fulfilled the recognition criteria and whether the platforms and systems could generate probable future economic benefits to the Group. Any severe change in market performance or technology advancement will have an impact on the development costs capitalised.

(c)	Measurement of the expected credit loss (“ECL”) allowance

The measurement of the ECL allowance for financial assets measured at amortised cost and FVOCI is an area that requires the use of complex models and significant assumptions about future economic conditions and credit behaviour (e.g. the likelihood of customers defaulting and the resulting losses). A number of significant judgements are required in applying the accounting requirements for measuring ECL, such as:

•	Determining criteria for significant increase in credit risk;

•	Choosing appropriate models and assumptions for the measurement of ECL;

•	Establishing the number and relative weightings of forward-looking scenarios for each type of product/market and the associated ECL;

•	Establishing groups of similar financial assets for the purposes of measuring ECL; and

•	Assessing data limitation and model uncertainty, and determining post model adjustments.

4.	INTEREST INCOME AND INTEREST EXPENSE

(a)	Interest income

	2021	2020
	HK$’000	HK$’000
Financial assets at amortised cost	4,911	3,705
Financial assets at fair value through other comprehensive income	36,401	2,351
	41,312	6,056

(b)	Interest expense

	2021	2020
	HK$’000	HK$’000
Financial liabilities at amortised cost	7,134	2,339
Lease liability (Note 16(b))	374	614
	7,508	2,953

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

5.	FEES AND COMMISSION INCOME

	2021	2020
	HK$’000	HK$’000
Agency services	160	373
Others	44	–
	204	373

6.	OTHER INCOME

	2021	2020
	HK$’000	HK$’000
Government grant	–	4,497

The amount refers to the government grants under the Employment Support Scheme. There are no unfulfilled conditions or other contingencies attaching to these grants. The Group did not benefit directly from any other forms of government assistance.

7.	OPERATING EXPENSES

	Note	2021	2020
		HK$’000	HK$’000
Staff costs (including directors’ emolument in Note 10)
– Salaries and other short term benefits		118,244	111,004
– Pension		1,772	1,759
– Share-based compensation	23	117	4,858
Premises and equipment expense, excluding depreciation
– Rental of premises		2,628	2,719
– Others		1,763	1,650
Legal and consultancy fee		2,306	7,262
Software licensing and other IT cost		33,925	21,983
Depreciation of property, plant and equipment	14	5,748	3,971
Depreciation of right-of-use assets	16	5,640	5,071
Amortisation of intangible assets	15	22,336	12,051
Auditor’s remuneration		2,105	1,817
Exchange difference		(6)	(1,246)
Other operating expenses		48,325	18,675
		244,903	191,574

8.	CHARGE/(REVERSAL) FOR EXPECTED CREDIT LOSSES

	2021	2020
	HK$’000	HK$’000
Placements with and advances to banks	(2)	6
Investment securities	(7)	9
Loans and advances to customers	3,304	785
	3,295	800

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

9.	INCOME TAX EXPENSES

(a)	Total tax expenses

	2021	2020
	HK$’000	HK$’000
Current tax	–	–
Deferred tax	–	–
Total tax expenses	–	–

(p)	Reconciliation between taxation and accounting profit at applicable tax rates

	2021	2020
	HK$’000	HK$’000
Loss before income tax	(214,190)	(184,401)
Tax calculated at Hong Kong profit tax rate of 16.5%	(35,341)	(30,426)
Tax effect of non-deductible expenses	718	1,095
Tax effect of non-taxable income	(2)	(1,336)
Temporary difference not recognised	(2,632)	(9,601)
Tax effect of tax losses not recognized	37,257	40,268
Income tax expenses	–	–

As at 31 December 2021, the Group had estimated unused and unrecognised tax losses of approximately HK$642,873,000 (31 December 2020: HK$417,070,000) available for offset against future profits. No deferred tax assets have been recognised in respect of such losses due to unpredictability of future profit streams. The unused tax losses can be carried forward indefinitely.

10.	BALANCES WITH BANKS AND CENTRAL BANK

	2021	2020
	HK$’000	HK$’000
Balances with central bank	699,365	235,507
Balances with banks	130,541	16,630
Less: Expected credit loss provision	–	–
	829,906	252,137

11.	PLACEMENTS WITH AND ADVANCES TO BANKS

	2021	2020
	HK$’000	HK$’000
Placements with and advances to banks
– Maturity within one month	106,427	301,916
– Maturity between one month and one year	–	230,000
Less: Expected credit loss provision	(4)	(6)
	106,423	531,910

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

12.	INVESTMENT SECURITIES

	2021	2020
	HK$’000	HK$’000
At fair value through OCI:
Exchange fund bills (Note 21(a))	19,978	19,995
At amortised cost:
Debt securities (Note 21(a))	–	189,716
Less: Expected credit loss provision (Note 21(a))	–	(8)
	–	189,708

13.	LOANS AND ADVANCES TO CUSTOMERS

	2021	2020
	HK$’000	HK$’000
At fair value through OCI (Note 21(a))	1,344,736	–
At amortised cost (Note 21(a))	16,546	70,528
Less: Expected credit loss provision (Note 21(a))	(85)	(785)
	16,461	69,743

14.	PROPERTY, PLANT AND EQUIPMENT

	Equipment	Leasehold improvements	Total
	HK$’000	HK$’000	HK$’000
At 1 January 2021
Opening net book amount	3,225	4,562	7,787
Additions	1,517	1,570	3,087
Depreciation charge	(1,440)	(4,308)	(5,748)
Closing net book amount	3,302	1,824	5,126
At 31 December 2021
Cost	5,912	9,823	15,735
Accumulated depreciation	(2,610)	(7,999)	(10,609)
Net book amount	3,302	1,824	5,126

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

	Equipment	Leasehold improvements	Total
	HK$’000	HK$’000	HK$’000
At 1 January 2020
Opening net book amount	2,753	7,201	9,954
Additions	1,472	332	1,804
Depreciation charge	(1,000)	(2,971)	(3,971)
Closing net book amount	3,225	4,562	7,787
At 31 December 2020
Cost	4,396	8,253	12,649
Accumulated depreciation	(1,171)	(3,691)	(4,862)
Net book amount	3,225	4,562	7,787

15.	INTANGIBLE ASSETS

	Acquired	Internally developed
	Software	software	Total
	HK$’000	HK$’000	HK$’000
At 1 January 2021
Opening net book amount	9,470	112,477	121,947
Additions	10,421	31,712	42,133
Amortisation charge	(5,789)	(16,547)	(22,336)
Closing net book amount	14,102	127,642	141,744
At 31 December 2021
Cost	24,110	152,929	177,039
Accumulated amortisation	(10,008)	(25,287)	(35,295)
Net book amount	14,102	127,642	141,744
At 1 January 2020
Opening net book amount	7,986	53,611	61,597
Additions	5,191	67,210	72,401
Amortisation charge	(3,707)	(8,344)	(12,051)
Closing net book amount	9,470	112,477	121,947
At 31 December 2020
Cost	13,688	121,217	134,905
Accumulated amortisation	(4,218)	(8,740)	(12,958)
Net book amount	9,470	112,477	121,947

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

16.	LEASES

(a)	Amount recognised in the consolidated statement of financial position

	2021	2020
	HK$’000	HK$’000
Right-of-use assets	2,871	9,194
Lease liability	4,585	11,687

(a)	Amount recognised in the consolidated statement of comprehensive income

	2021	2020
	HK$’000	HK$’000
Depreciation charge of right-of-use assets (Note 7)	5,640	5,071
Interest expense (Note 4(b))	374	614

The Group’s lease comprises of office premises, which is contracted for periods up to 3 years. Lease payments are agreed upfront except for renewal periods whereby the lease payments are subject to prevailing market rates. Extension options are currently not included in the lease term as it remains uncertain whether the lease will be extended.

The incremental borrowing rate used to determine the right-of-use asset and lease liability is 4.785%.

Payments associated with short-term leases with lease term of 12 months or less are recognised on a straight-line basis as an expense in profit or loss.

17.	OTHER ASSETS

	2021	2020
	HK$’000	HK$’000
Prepaid expenses	8,744	7,492
Rental and other deposits	1,993	2,325
Other deposits and receivable	3,147	3,072
Accrued interests	3,130	402
	17,014	13,291

18.	DEPOSITS FROM CUSTOMERS

	2021	2020
	HK$’000	HK$’000
Savings deposits	1,650,270	481,841

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

19.	OTHER PAYABLES AND ACCRUALS

	2021	2020
	HK$’000	HK$’000
Accruals for employee benefits	18,837	22,094
Accruals for consultancy fee	1,664	3,537
Other accruals	28,254	12,665
	48,755	38,296

20.	CAPITAL AND RESERVES

(a)	Components of the Group’s capital and reserves

The opening and closing balances of each component of the Group’s equity and a reconciliation between these amounts are set out in the statement of changes in equity.

(b)	Issued share capital

	No. of shares	HK$’000
Ordinary shares, issued and fully paid:
At 31 December 2019	1	600,000
Capital contributions from immediate holding company	–	300,000
At 31 December 2020	1	900,000
Capital contributions from immediate holding company	–	300,000
At 31 December 2021	1	1,200,000

The ordinary shares were issued on 1 November 2018 to provide working capital for the Group.

HK$300,000,000 (2020: HK$300,000,000) cash was injected to the share capital of the Company in May 2021 without allotting additional shares to the shareholder.

(c)	Capital management

The Group’s policy is to maintain a strong capital base to support the development of the Group’s business and to ensure compliance with the statutory capital adequacy ratio requirement for the bank, a requirement used to assess the capital adequacy of banks. Capital is allocated to the various activities of the Group depending on the risk taken by each business division.

The Group’s objectives when managing capital are:

•	comply with the capital requirements under the Banking (Capital) Rules of the Hong Kong Banking Ordinance; and

•	support the Group’s stability and business growth so as to provide reasonable returns for shareholders.

Capital adequacy and the use of regulatory capital are monitored regularly by the Bank’s management, employing techniques based on the Banking (Capital) Rules of the Hong Kong Banking Ordinance. The required information is filed with the Hong Kong Monetary Authority (the “HKMA”) on a quarterly basis.

The HKMA requires each bank to maintain a ratio of total regulatory capital to the risk-weighted asset (the capital adequacy ratio) at or above the minimum as stipulated in the Banking (Capital) Rules. The capital adequacy ratios are computed in accordance with the Banking (Capital) Rules of the Hong Kong Banking Ordinance.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

The Group has established a capital planning process to assess the adequacy of its capital to support current and future activities and to set the Group’s capital adequacy goals in relation to risk, taking into account its strategic focus and business plan. In developing the capital plan, the Group consider the regulatory requirements, make in reference to the business strategy, new products and risk appetite of the Group, take into account both short-term and medium to long term capital demand, and additional potential capital actions, so as to ensure a long-term stable capital level is maintained.

21.	FINANCIAL RISK MANAGEMENT

Exposure to credit, liquidity, and foreign currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Credit risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. The Group is exposed to credit risk mainly in relation to balances with banks, placement with and advances to banks, loans and advances to customers and debt investments measured at amortised costs and fair value through other comprehensive income.

Credit risk governance

The Board is ultimately responsible for establishing the credit risk tolerance and ensuring Bank’s credit risk is appropriately managed. The Risk Management Committee (“RMC”) is responsible for credit policy formulation and portfolio monitoring of the loan and treasury businesses respectively. The committee is chaired by the Chief Risk Officer with senior management and credit officers as members. The RMC reports to the Board Risk Management Committee on a quarterly basis. Credit risk measurement, underwriting, approval and monitoring requirements are detailed in the Credit Risk Management Policy.

The Group manages all types of credit risk in accordance with the Bank’s related credit risk policies. Credits are extended within the parameters set out in the credit policies and are approved by different levels of management based upon established guidelines and delegated authorities. Credit exposures, limits and asset quality are regularly monitored and controlled by senior management and RMC. The Group’s internal auditors also conduct regular reviews and audits to ensure compliance with credit policies and procedures, and regulatory guidelines.

The Group has also established policies and processes for the approval and review of new products and activities, and credit policies with details of the loan grading, or credit scoring, processes and impairment policies.

Credit risk management

The Group uses credit risk grading that aligns with HKMA’s loan classifications, intending to reflect the credit quality of the borrowers. The credit grading take into consideration borrower and loan specific information collected at the time of application (such as financial indicators, industry type and qualitative indicators for corporate exposures) as well as changes post origination. Credit officers perform independent reviews and approvals of credit applications by ensuring that a credit proposal meets underwriting standards of the Group and complies with relevant rules and regulations.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower, or groups of borrowers, and to geographical and industry segments. Such risks are typically monitored on a revolving basis and are subject to periodic reviews. Limits on the level of credit risk by product, industry sector and by country are approved annually by the RMC.

Exposure to credit risk is managed through regular reviews of the ability of borrowers and potential borrowers to meet interest and capital repayment obligations and by changing these lending limits where appropriate, for individually managed credits. Whereas for credit programmes, the credits are managed on portfolio basis. Exposure to credit risk is mitigated in part by obtaining personal guarantees, government guarantees and guarantees given by public sector entities, where relevant.

For debt securities and interbank exposures under the treasury portfolio, external rating agency credit grades are used. These published grades are continuously monitored and updated.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Approach for determining expected credit losses (“ECL”)

Impairment is calculated in three stages and financial instruments are allocated into one of the three stages where the transfer mechanism depends on whether there is a significant increase/decrease in credit risk in the relevant reporting period.

Financial instruments that are not considered to have significant increase in credit risk (“SICR”) since initial recognition or low credit risk at reporting date are classified in Stage 1 and are evaluated for impairment using 12-month ECL. If SICR since initial recognition is identified, the financial instrument is moved to “Stage 2” but is not yet deemed to be credit-impaired. If the financial instrument is credit-impaired, the financial instrument is then moved to “Stage 3”. Instruments in Stages 2 or 3 have their ECL measured based on a lifetime basis.

ECL for financial instruments are measured on a collective basis for exposures grouped with similar risk characteristics and product specifications, including customers’ characteristics and product types.

Significant increase in credit risk

The Group assesses whether there is a SICR of a credit exposure since origination at reporting date. While determining the SICR, the Group considers all reasonable and supportable information that is available without undue cost or effort and that is relevant for an individual financial instrument and groups of portfolios. The Group’s internal lending policy and other credit risk management procedures are benchmarking with industry practice.

The Group follows HKMA’s guideline on loan classification. It is required to classify loans and advances to five classification categories, namely “Pass”, “Special Mention”, “Substandard”, “Doubtful” and “Loss”. The decision to classify loans into the above five categories is based on the borrower’s repayment ability and the likelihood of individual counterparties being default.

The Group maintains a list of accounts which exhibits risks or potential weaknesses requiring closer monitoring, supervision, or attention by management. A credit exposure is considered as experiencing significant increase in credit risk if one or more of the following criteria have been met:

•	the borrower is more than 30 days past due on its contractual payments;

•	the financial instrument’s loan classification grade is “Special Mention”;

•	the Group has any objective evidence showing a significant increase in credit risk since initial recognition; or

•	significant change in external credit rating, i.e. migrating from investment grade to speculative grade (applicable to treasury portfolios only)

The criteria used to identify SICR are monitored and reviewed periodically for appropriateness by the independent Credit Risk team.

Credit exposures can move back from stage 2 and 3 to stage 1 if the indicators of significant credit deterioration no longer prevails at the reporting date and the credit quality has improved. Should there be deviations from the above staging criteria for certain individual cases, approval from the Chief Risk Officer (“CRO”) shall be obtained.

Definition of default and credit-impaired assets

The Group defines a financial instrument as in default, which is fully aligned with the definition of credit-impaired, when it meets one or more of the following criteria:

•	the borrower is more than 90 days past due on its contractual payments;

•	the Group has objective evidence showing that facility is credit-impaired significantly impacting the expected future cash flows; or

•	the loan classification grades of Stage 3 facilities are either “Substandard”, “Doubtful” or “Loss”.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Purchased or originated credit-impaired financial assets are those financial assets that are credit- impaired on initial recognition. Their ECL is always measured on a lifetime basis. Currently the Group does not purchase or originate credit-impaired (“POCI”) financial assets.

Explanation of inputs, assumptions and estimation techniques

The ECL is measured on either a 12-month or Lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition or whether an asset is considered to be credit impaired.

ECL is calculated as the product of probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”), which reflects the change in risk of default occurring over the 12-month or remaining life of the financial instruments. PD, LGD and EAD are defined as follows:

•	PD represents the likelihood of a borrower defaulting on its financial obligation; either over the next 12 months (“12M PD”), or over the remaining lifetime (“Lifetime PD”) of the obligation.

•	LGD refers to the Group’s expectation of the extent of loss on a defaulted exposure. LGD varies by type of counterparty, type and seniority of claim and availability of collateral or other credit support. LGD is expressed as a percentage loss per unit of EAD.

•	EAD refers to the amounts the Group expects to be owed at the time of default, over the next 12 months (“12M EAD”) or over the remaining lifetime (“Lifetime EAD”).

The ECL is determined by projecting the PD, LGD and EAD for 12-month or lifetime and for each individual exposure or collective segment. These three components are multiplied together. This effectively calculates the ECL for 12-month or lifetime, which is then discounted back to the reporting date and summed. The discount rate used in the ECL calculation is the effective interest rate or an approximation thereof.

PD is driven by a set of macroeconomic variables. Their relationship is developed by a statistical regression model, with the lifetime PD derived by factoring in forward-looking macroeconomic variable values. The methodology as to how to derive the PD is the same across all assets within a portfolio.

The 12-month and lifetime EADs are determined based on the expected payment profile and portfolios, which varies by product type. For non-revolving products, this is based on the contractual repayments owed by the borrower over a 12-month or lifetime basis.

The 12-month and lifetime LGDs are determined based on the factors which impact the recoveries made post default. For unsecured products, LGDs are typically set at product level due to the limited differentiation in recoveries achieved across different borrowers. These LGDs are influenced by collection strategies.

Forward-looking information incorporated in the ECL models

The calculation of ECL incorporates forward-looking information. The Group has performed analysis and identified a set of key economic variables impacting credit risk and expected credit loss for each portfolio. The economic variables and their associated impact on PD vary by financial instruments. Regression analysis is performed to establish the quantitative relationship between relevant economic factors and PD.

The Group has taken into account various external factors including the Hong Kong GDP, property price index, unemployment rate. These macro-economic factors have direct impact to the import/export (“IMP/EXP”) volumes and can provide reasonable depictions of the key exogenous factor driving the overall credit cycle in the retail and SME spaces.

According to the HKFRS 9 standard, expected credit loss is expected to be assessed over a range of economic scenarios and is an unbiased and probability weighted amount. As such, the Group developed three macroeconomic scenarios, namely “Baseline”, “Good” and “Bad” scenarios.

In this scenario setting process, the Group considered the current economic environment and market forecasts in coming years, the influence of the coronavirus pandemic situation and loss pattern during the historical crisis.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

For Baseline Scenario, it was set to have the current economic conditions to prevail for some time but with recovery in terms of domestic GDP YoY Growth Rate in latter part of first half of 2022. For Bad Scenario, it was assumed that the economy continued a downturn until the end of 2022, with negative domestic GDP YoY Growth until the last quarter. For Good scenario, it was derived based on an assumption of a strong economic rebound by an extent more rapidly than the baseline environment. The scenarios are updated regularly to timely reflect a change in the current economic condition.

The weightings assigned to each economic scenario, “Baseline”, “Good” and “Bad” as at 31 December 2021, were 56%, 23% and 21% respectively (2020: 53%, 23% and 24% respectively). Assessments are performed by the Bank’s risk function with reference to historical experiences shown by the credit environment statistics to determine the probability weights to be assigned to the three scenarios.

Other forward-looking considerations not otherwise incorporated within the above scenarios, such as the impact of any regulatory, legislative or political changes, have also been considered, but are not deemed to have a material impact and therefore no adjustment has been made to the ECL for such factors. This is reviewed and monitored for appropriateness on an annual basis.

Sensitivity analysis

As described above, the Group applies 3 alternative macro-economic scenarios (i.e. “Baseline”, “Good” and “Bad” scenarios) to reflect unbiased probability-weighted range of possible future outcomes in estimating ECL.

By assuming 10% scenario weight shift from “Baseline” scenario to “Good” or “Bad” scenario at the year end of 2021, there would be a decrease in expected credit loss by approximately HK$5,362 (2020: HK$580) or an increase in credit loss of approximately HK$2,324 (2020: HK$770), respectively.

Nature of credit enhancements

The Group applies different strategies and processes to hedge and mitigate different risks. Exposure to credit risk is mitigated by guarantees. Personal guarantee, government guarantee and guarantees given by public sector entities, are potentially relevant forms of credit risk mitigations adopted by the Group to manage, hedge and mitigate risks that arise from the Group’s business model. The Group ensures that guarantees accepted should be unconditional and irrevocable, represent a direct claim on the guarantor, and remain continuously effective until the facility covered by the guarantee is fully repaid or settled.

Maximum exposure to credit risk

The maximum exposures to credit risk of on-balance sheet financial instruments, before taking into account of any collateral held or other credit enhancements is the carrying amount reported in the statement of financial position. There are no off-balance sheet instruments except for loan commitments which are unconditionally cancellable.

Credit quality

Balances with banks and central bank and placements with and advances to banks are rated investment grade based on Moody’s or equivalent ratings, which are unsecured, neither past due nor impaired.

For loans and advances to customers, the loan classifications given by HKMA’s guideline have been followed. For debt securities, credit rating from Moody’s, or equivalent, is adopted.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Loans and advances to customers

–	At fair value through OCI

		Stage 1
		12-month	Stage 2	Stage 3
		ECL	Lifetime ECL	Lifetime ECL	Total
		HK$’000	HK$’000	HK$’000	HK$’000
	At 31 December 2021
	Credit grade:
	Pass	1,343,076	–	–	1,343,076
	Doubtful	–	–	1,660	1,660
	Carrying amount (Note 13)	1,343,076	–	1,660	1,344,736
	Of which: expected credit loss provision	(3,815)	–	(189)	(4,004)
	At 31 December 2020
	Carrying amount (Note 13)	–	–	–	–
	Of which: expected credit loss provision	–	–	–	–

–	At amortised cost

		Stage 1
		12-month	Stage 2	Stage 3
		ECL	Lifetime ECL	Lifetime ECL	Total
		HK$’000	HK$’000	HK$’000	HK$’000
	At 31 December 2021
	Credit grade:
	Pass	16,546	–	–	16,546
	Gross carrying amount (Note 13)	16,546	–	–	16,546
	Expected credit loss provision (Note 13)	(85)	–	–	(85)
	Net carrying amount	16,461	–	–	16,461
	At 31 December 2020
	Credit grade:
	Pass	70,528	–	–	70,528
	Gross carrying amount (Note 13)	70,528	–	–	70,528
	Expected credit loss provision (Note 13)	(785)	–	–	(785)
	Net carrying amount	69,743	–	–	69,743

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Investment securities

–	At fair value through OCI
		2021	2020
		HK$’000	HK$’000
	Credit grade:
	AA- to AA+	19,978	19,995
	Carrying amount (Note 12)	19,978	19,995
	Of which: Stage 1 expected credit loss provision	(2)	(1)

–	At amortised cost

		2021	2020
		HK$’000	HK$’000
	Credit grade:
	A- to A+	–	189,716
	Gross carrying amount (Note 12)	–	189,716
	Of which: Stage 1 expected credit loss provision (Note 12)	–	(8)
	Carrying amount	–	189,708

Expected credit loss provision

Reconciliation of gross carrying amount and ECL for loans and advances to customers and investment securities are as follows:

Loans and advances to customers

	Stage 1		Stage 2		Stage 3		Total
	Gross	Expected	Gross	Expected	Gross	Expected	Gross	Expected
	carrying	credit loss	carrying	credit loss	carrying	credit loss	carrying	credit loss
	amount	provision	amount	provision	amount	provision	amount	provision
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 January 2021	70,528	785	–	–	–	–	70,528	785
New assets originated, assets derecognized or repayment	1,294,758	5,182	–	–	–	–	1,294,758	5,182
Transfer of financial assets	(1,849)	(4)	–	–	1,849	189	–	185
Change in PDs/LGDs/ EADs	–	(2,063)	–	–	–	–	–	(2,063)
At 31 December 2021	1,363,437	3,900	–	–	1,849	189	1,365,286	4,089

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

	Stage 1		Stage 2		Stage 3		Total
	Gross	Expected	Gross	Expected	Gross	Expected	Gross	Expected
	carrying	credit loss	carrying	credit loss	carrying	credit loss	carrying	credit loss
	amount	provision	amount	provision	amount	provision	amount	provision
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 January 2020	–	–	–	–	–	–	–	–
New assets originated, assets derecognized or repayment	70,528	785	–	–	–	–	70,528	785
Change in PDs/LGDs/EADs	–	–	–	–	–	–	–	–
At 31 December 2020	70,528	785	–	–	–	–	70,528	785

There are no renegotiation or modification of contractual cash flows or write-off of loans.

Investment securities
	Stage 1		Stage 2		Stage 3
	Gross	Expected	Gross	Expected	Gross	Expected
	carrying	credit loss	carrying	credit loss	carrying	credit loss
	amount	provision	amount	provision	amount	provision
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 January 2021	209,711	9	–	–	–	–
New assets originated, assets derecognized or repayment	(189,733)	(7)	–	–	–	–
Change in PDs/LGDs/EADs	–	–	–	–	–	–
At 31 December 2021	19,978	2	–	–	–	–
At 1 January 2020	433,642	–	–	–	–	–
New assets originated, assets derecognized or repayment	(223,931)	9	–	–	–	–
Change in PDs/LGDs/EADs	–	–	–	–	–	–
At 31 December 2020	209,711	9	–	–	–	–

All exposures under treasury portfolio are in stage 1 with no stage transition during the year.

Write-off policy

The Group writes off financial assets in whole when it has exhausted all practical recovery efforts and has concluded there is no reasonable expectation of recovery. Collection action may be suspended under the following circumstances:

•	the customer has passed away, filed bankruptcy petition or/and applied Individual Voluntary Arrangement (“IVA”);

•	the Group is undergoing specific processes in relation to bankruptcy of or debt restructuring for the customer; and

•	specific requirements as a result of litigation or police/fraud investigation against the concerned account.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

For written-off accounts, recovery actions shall not cease if recovery opportunity is still present. To cease recovery actions, due diligence on the customer should be done and the approval from the Chief Risk Officer should be sought.

(b)	Liquidity risk

Liquidity risk is the risk that the Group does not have sufficient financial resources to meet its obligations as they fall due or that it can only do so at an excessive cost. Funding risk is the risk that funding, which considered to be sustainable and used to fund assets, is not sustainable over time.

Liquidity Risk Governance

The Board is ultimately responsible for establishing the liquidity risk tolerance and ensuring the Group’s liquidity risk is appropriately managed. Asset and Liability Committee (“ALCO”) and Risk Management Committee (“RMC”) have been delegated to manage the Group’s liquidity risk strategy, policies and practices, oversee the liquidity risk framework to ensure proper internal control are in place and in compliance with the regulatory requirements. The Treasury Division has the primary responsibility for day-to-day funding and monitor the future cash flows to ensure adequate financial resources are available to meet the respective financial obligations. Market and Liquidity Risk Division monitors the liquidity risk position against approved thresholds independently. The structure of the liquidity risk management approach consists of a set of pre-defined boundaries to control and maintain the Group’s liquidity profile, including maintaining high-credit-quality investments with deep market as liquidity cushion, regular monitoring and stress testing, as well as a defined contingency funding plan.

Liquidity Risk Measurement

The Group monitors and maintains a level of liquefiable assets to fulfill the regulatory requirements and to support the business needs and growths. Risk metrics and thresholds are set to control and monitor the liquidity risk to ensure adequate financial resources are available to meet their respective financial obligations, such as liquidity maintenance ratio, loan to deposit ratio, etc. these are subject to RMC and ALCO’s review on a regular basis.

Analysis of assets and liabilities by remaining maturity

The maturity analysis of financial assets and liabilities shown on the statements of financial position, based on the remaining period at the reporting date to the contractual maturity date is shown below:

At 31 December 2021

	Repayable on demand	Within 1 month	Between 1 month to 3 months	Between 3 months to 1 year	Between 1 year to 5 years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Assets
Balances with banks and central bank	829,906	–	–	–	–	829,906
Placements with and advances to banks	–	106,423	–	–	–	106,423
Investment securities	–	–	–	19,978	–	19,978
Loans and advances to customers	1,819	52,420	104,796	443,939	758,223	1,361,197
Amounts due from related companies	1	–	–	–	–	1
Other assets	3,170	3,126	–	1,974	–	8,270
Total financial assets	834,896	161,969	104,796	465,891	758,223	2,325,775

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

	Repayable on demand	Within 1 month	Between 1 month to 3 months	Between 3 months to 1 year	Between 1 year to 5 years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Liabilities
Deposits from customers	1,650,270	–	–	–	–	1,650,270
Lease liability	–	501	1,008	3,076	–	4,585
Amounts due to related companies	–	–	82,845	300	442	83,587
Other payables and accruals	4	32,317	16,434	–	–	48,755
Total financial liabilities	1,650,274	32,818	100,287	3,376	442	1,787,197
Net position – total financial assets and liabilities	(815,378)	129,151	4,509	462,515	757,781	538,578

At 31 December 2020

	Repayable on demand	Within 1 month	Between 1 month to 3 months	Between 3 months to 1 year	Between 1 year to 5 years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Assets
Balances with banks and central bank	252,137	–	–	–	–	252,137
Placements with and advances to banks	–	301,913	229,997	–	–	531,910
Investment securities	–	49,984	–	159,719	–	209,703
Loans and advances to customers	–	3,357	6,616	29,815	29,955	69,743
Amounts due from related companies	–	4,771	–	–	–	4,771
Other assets	3,020	333	400	72	1,974	5,799
Total financial assets	255,157	360,358	237,013	189,606	31,929	1,074,063
Liabilities
Deposits from customers	481,841	–	–	–	–	481,841
Lease liability	–	538	1,081	4,964	5,104	11,687
Amounts due to related companies	–	77,503	–	–	–	77,503
Other payables and accruals	376	14,006	23,752	162	–	38,296

Total financial liabilities	482,217	92,047	24,833	5,126	5,104	609,327

Net position – total financial assets and liabilities	(227,060)	268,311	212,180	184,480	26,825	464,736

The following table details the Group’s remaining contractual maturity for its non-derivative financial liabilities. The table below has been drawn up based on the contractual maturities of the undiscounted financial liabilities including interest that will accrue, with reference to their respective contractual interest rate.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

At 31 December 2021

	Repayable on demand	Within 1 month	Between 1 month to 3 months	Between 3 months to 1 year	Between 1 year to 5 years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Deposits from customers	1,650,270	–	–	–	–	1,650,270
Lease liability	–	520	1,040	3,589	–	5,149
Amounts due to related companies	–	–	82,845	300	442	83,587
Other payables and accruals	4	32,317	16,434	–	–	48,755
	1,650,274	32,837	100,319	3,889	442	1,787,761

At 31 December 2020

	Repayable on demand	Within 1 month	Between 1 month to 3 months	Between 3 months to 1 year	Between 1 year to 5 years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Deposits from customers	481,841	–	–	–	–	481,841
Lease liability	–	580	1,160	5,098	5,149	11,987
Amounts due to related companies	–	77,503	–	–	–	77,503
Other payables and accruals	376	14,006	23,752	162	–	38,296
	482,217	92,089	24,912	5,260	5,149	609,627

(c)	Market risk

Market risk is the risk of losses in assets, liabilities and off-balance sheet positions arising from movements in market rates and prices, including foreign exchange rates and interest rates, etc.

The Group does not have any trading portfolio. The market risk exposures mainly arise from the foreign exchange risk and interest rate risk of non-trading portfolios.

i.	Foreign exchange risk

The Group is mainly exposed to the foreign exchange risk arising from Renminbi and US dollar assets and liabilities.

	2021		2020
	Renminbi	US dollar	Renminbi	US dollar
	HK$’000	HK$’000	HK$’000	HK$’000
Financial assets
Balances with banks and central bank	5,025	307	867	306
Placement with and advances to banks	106,427	–	76,916	–
Amounts due from related companies	1	–	–	–
Other assets	111	–	27	156
	111,564	307	77,810	462

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

	2021		2020
	Renminbi	US dollar	Renminbi	US dollar
	HK$’000	HK$’000	HK$’000	HK$’000
Financial liabilities
Amounts due to related companies	82,126	–	77,300	–
Other payables and accruals	7,397	654	1,644	349
	89,523	654	78,944	349
Total financial assets and liabilities – net open position	22,041	(347)	(1,134)	113

The following table details the Group’s sensitivity to a 2% increase and decrease in Hong Kong dollars against Renminbi.

	Movement in	Impact in pre-tax loss
Foreign exchange risk	foreign currency	2021	2020
		HK$’000	HK$’000
Renminbi	-2%	Increase by 441	Decrease by 23
	+2%	Decrease by 441	Increase by 23

The Group is exposed to US dollar and no sensitivity analysis is prepared as the management considered that the effect is insignificant.

ii.	Interest rate risk

Interest rate risk in the banking book (“IRRBB”) arises from mismatches in the interest rate profiles of assets, liabilities and capital instruments. Generally, there are repricing, yield curve, option and basis risks. At this stage, the Group does not carry out proprietary trading and the Group only has fixed rate product, hence, the Group’s interest rate risk exposure is contributed by banking book portfolio and the interest rate risk is limited to repricing and yield curve risks.

The Group measures its IRRBB exposure mainly through the change of Economic Value (“EV”), Net Interest Income (“NII”), Interest Rate Gap (“IRG”), and stress testing. EV, NII and stress testing are monitored on monthly basis and weekly for IRG. Except for saving deposits without a fixed maturity, all the products tenors follow the contractual maturity. The Group’s interest rate risk is managed by the Treasury Division (first line of defence) and monitored by Market and Liquidity Risk Division (second line of defence).

The Group implemented the new IRRBB model since June 2021. The new model uses historical data of customer loans and customer deposits to conduct behavioral analysis for the purpose of monitoring and reporting the interest rate risk position.

The Board holds the ultimate responsibilities to the banking book interest rate risk. Asset and Liability Committee (“ALCO”) and Risk Management Committee (“RMC”) have been delegated the authority to manage the risk in accordance with the guidelines and procedures laid down in the Market and Interest Rate Risk Management Policy that has been approved by the Board.

The Group has internal control process and Internal Audit Department (third line of defence) to support our risk management monitoring. The efficiency and effectiveness of the control process are reviewed regularly to ensure the Group is in compliance with the regulations and in response to changing market condition.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

	31 December 2021
HK$ million	HK dollar	US dollar	Renminbi
Impact on earnings over the next 12 months if interest rates rise by 200 basis points	24	–	(5)
Impact on economic value if interest rates rise by 200 basis points	33	–	–

(d)	Fair value hierarchy

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy as defined in HKFRS 13, “Fair value measurement”. The following table and paragraph give information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation techniques and inputs used), as well as the level of the fair value hierarchy into which the fair value measurements are categorised (Levels 1 to 3) based on the degree to which the inputs to the fair value measurements is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

To determine the fair value of loans and advances to customers, loans are segregated into portfolios of similar characteristics. Fair values are estimated using discounted cash flow methodology incorporating a range of input assumptions including expected customer prepayment rates, new business interest rates estimates for similar loans. The fair value of loans reflects expected credit losses at the balance sheet date and the fair value effect of repricing between origination and the reporting date. For credit impaired loans, fair value is estimated by discounting the future cash flows over the time period they are expected to be recovered.

Favourable and unfavourable changes are determined on the basis of changes in the value of instruments as a result of varying the levels of the unobservable parameters. The favourable and unfavourable changes of Level 3 fair values is not significant.

	At 31 December 2021
	Level 1	Level 2	Level 3	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Financial assets measured at FVOCI
– Loans and advances to customers	–	–	1,344,736	1,344,736
– Investment securities	19,978	–	–	19,978
	19,978	–	1,344,736	1,364,714

	At 31 December 2020
	Level 1	Level 2	Level 3	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Financial assets measured at FVOCI
– Loans and advances to customers	–	–	–	–
– Investment securities	19,995	–	–	19,995
	19,995	–	–	19,995

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

22.	MATERIAL RELATED PARTY TRANSACTIONS

Related parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operation decisions. Parties are also considered to be related if they are subject to common control.

As disclosed in Note 1 to the consolidated financial statements, OCFT is the ultimate holding company of the Group. The subsidiaries owned by OCFT are the fellow subsidiaries of the Group. The Ping An Group and its subsidiaries are referred as “affiliated companies”.

The Group entered service agreements with its fellow subsidiaries and affiliated companies and these related companies provided platform development and IT related services to the Group. The related party transactions were carried out in the normal course of business and at terms negotiated between the Group and the respective related parties.

The Group entered into the following material transactions with related parties:

	2021	2020
	HK$’000	HK$’000
Agency services fee earned from a fellow subsidiary	–	373
Intangible assets acquired from fellow subsidiaries and an affiliated company	4,040	52,629
IT expenses to fellow subsidiaries and affiliated companies	14,128	9,734

At the end of reporting period, the Group had the following material outstanding balances with related parties:

	2021	2020
	HK$’000	HK$’000
Amount due from a fellow subsidiary (Note a)	1	77
Amount due from an affiliated company (Note a)	–	4,694
Amount due to fellow subsidiaries (Note a)	73,672	72,069
Amount due to ultimate holding companies (Note a)	892	140
Amount due to affiliated companies (Note a)	9,023	5,294

Note a: The outstanding balances are unsecured, non-interest bearing and expected to be settled within one year.

For the year ended 31 December 2021 and 2020, the Group has banking transactions with directors and key management personnel of the Group and their close family members. These transactions are the taking of deposit which are conducted on an arm’s length commercial terms in the ordinary course of business, and are not material.

Key management personnel remuneration

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group. It includes members of the Board of Directors and senior management of the Group.

	2021	2020
	HK$’000	HK$’000
Short-term employee benefits	49,810	50,407
Post-employment benefits	498	504
Share-based compensation	160	6,893
	50,468	57,804

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

23.	SHARE-BASED COMPENSATION

On 7 November 2017, equity-settled share-based compensation plan (the “Share Option Scheme”) was set up by the OCFT with the objective to recognise and reward the contribution of eligible directors, employees and other persons for the growth and development of the OCFT and its subsidiaries.

On 10 September 2019, the Board of Directors of the OCFT approved to amend the equity-settled share-based compensation plan to supplement the Share Option Scheme with performance-based shares (the “Restricted Share Units Scheme”).

Both the Share Option Scheme and the Restricted Share Units Scheme are valid and effective for 10 years from the grant date.

(a)	Share Option Scheme

During 2019, share options were granted to directors and employees (“Grantees”) of the OneConnect Group, in which 1,075,000 share options are for directors and employees of the Group, for the subscription of the new ordinary shares of OCFT.

Subject to the Grantees continuing to be a service provider, 100% of these options will be vested over 4 years upon fulfilling the service conditions and non-market performance conditions prescribed in the grantee agreement.

The options should be exercised no earlier than 12 months after OCFT successfully completes an initial public offering and OCFT’s shares get listed in the stock exchange (“IPO and Listing”) and no later than 10 years from the grant date. The vesting date is determined by the Board of Directors of OCFT.

Movements in the number of share options granted are as follows:
	2021	2020
At the beginning of the year	975,000	1,055,000
Number of share options
– Granted	–	–
– Forfeited	(155,090)	(80,000)
Outstanding at the end of the year	819,910	975,000

Share options outstanding at the balance sheet date have the following expiry dates and exercise prices.

		Exercise	Fair value
Grant date	Exercise period	price	of options	2021	2020
7 November 2017	13 December 2020 – 7 November 2027	RMB2.00	RMB0.52	550,000	550,000
8 November 2018	13 December 2020 – 8 November 2028	RMB52.00	RMB26.00	4,910	10,000
1 June 2019	13 December 2020 – 1 June 2029	RMB52.00	RMB23.42	205,000	355,000
26 July 2019 (Note a)	13 December 2020 – 1 June 2029	RMB52.00	RMB23.42	60,000	60,000
				819,910	975,000

Note a: Pursuant to a resolution made during the year, grant date of the share options granted to a recipient of the Group was modified to 26 July 2019.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Valuation of options granted

The fair value of the share option is determined based on fair value of the underlying ordinary share of OCFT using Binomial option-pricing model as at the grant dates. Key assumptions are set as below:

	Date of grant
	7 November	8 November	1 June	26 July
	2017	2018	2019	2019
Discount rate	24.0%	17.0%	17.0%	17.0%
Risk-free interest rate	3.9%	3.6%	3.3%	3.3%
Volatility	51.6%	51.2%	46%	46%
Dividend yield	0.0%	0.0%	0.0%	0.0%

The Binomial Model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the option is based on the China Treasury yield curve in effect at the time of grant. The expected dividend yield was estimated based on the OCFT’s expected dividend policy over the expected life of the options. The volatility of its ordinary shares at the date of grant is estimated based on the historical volatility of similar U.S. public companies for a period equal to the expected life preceding the grant date.

(b) Restricted Share Units Scheme

Subject to the grantees continuing to be a service provider, 100% of these restricted share units will be vested over 4 years upon fulfilling the service conditions and non-market performance conditions prescribed in the grantee agreement.

Movements in the number of restricted share units granted are as follows:
	2021	2020
At the beginning of the year	9,596	20,000
Number of restricted share units
– Granted	507,000	20,000
– Exercised	(2,095)	(2,160)
– Forfeited	(326)	(28,244)
Outstanding at the end of the year	514,175	9,596

Discounted cash flows method is used to determine the fair value of the underlying ordinary share. Key assumptions, such as discount rate and projections of future performance, are estimated. Based on fair value of the underlying ordinary share, Monte Carlo method is used to determine the fair value of the restricted share units as at the grant date. Key assumptions are set as below:

	Date of grant
	12 October	10 September	10 September
	2021	2021	2019
Discount rate	2.7%	2.6%	15.0%
Risk-free interest rate	2.7%	2.6%	2.9%
Volatility	43.2%	43.0%	43.9%
Dividend yield	0.0%	0.0%	0.0%

The Monte Carlo method requires the input of highly subjective assumptions. The risk-free interest rate for periods within the contractual life of the restricted share units is based on the China Treasury yield curve in effect at the time of grant. The expected dividend yield was estimated based on OCFT’s expected dividend policy over the expected life of the restricted share units. The volatility of its ordinary shares at the date of grant is estimated based on the historical volatility of similar U.S. public companies for a period equal to the expected life preceding the grant date.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

A total of HK$117,000 (2020: HK$4,858,000) share-based compensation cost were recognised in the consolidated statement of comprehensive income during the year.

24.	NOTES TO THE STATEMENT OF CASH FLOWS

(a)	Cash generated from/(used in) operation activities

	Note	2021	2020
		HK$’000	HK$’000
Cash flows from operating activities
Loss before taxation		(214,190)	(184,401)
Adjustment for:
Charge for expected credit losses	8	3,295	800
Depreciation and amortisation	7	33,724	21,093
Share-based compensation	7	117	4,858
Interest income	4(a)	(41,312)	(6,056)
Interest expense	4(b)	7,508	2,953
Cash flows before changes in operation activities		(210,858)	(160,753)
Changes in loans and advances to customers		(1,294,758)	(70,528)
Changes in amounts due from related companies		4,770	(4,771)
Changes in other assets and other receivable		(995)	730
Changes in deposits from customers		1,168,429	481,841
Changes in amounts due to related companies		5,782	6,009
Changes in other payable and accruals		10,023	(2,765)
Cash (used in)/generated from operating activities		(317,607)	249,763

(b)	Analysis of cash and cash equivalent

For the purposes of the consolidated statement of cash flows, cash and cash equivalents comprise the following balances with original maturity of three months or less from the date of acquisition.

	2021	2020
	HK$’000	HK$’000
Balances with banks and central bank	829,906	252,137
Placements with and advances to banks with original maturities within three months	106,427	531,916
	936,333	784,053

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

25.	SUBSIDIARIES

The Group’s principal subsidiaries at 31 December 2021 are set out below.

	Place of			Ownership
	incorporation	Principal		interest
	and kind of	activities and	Issued	held by the
Name of company	legal entity	place of operation	share capital	Company
Jin Yi Rong Limited	Hong Kong, limited liability company	Investment holding company	HK$1,200,000,000	100%
Ping An OneConnect Bank (Hong Kong) Limited	Hong Kong, limited liability company	Virtual banking business in Hong Kong	HK$1,200,000,000	100%

The Group’s principal subsidiaries at 31 December 2020 are set out below.

	Place of			Ownership
	incorporation	Principal		interest
	and kind of	activities and	Issued	held by the
Name of company	legal entity	place of operation	share capital	Company
Jin Yi Rong Limited	Hong Kong, limited liability company	Investment holding company	HK$900,000,000	100%
Ping An OneConnect Bank (Hong Kong) Limited	Hong Kong, limited liability company	Virtual banking business in Hong Kong	HK$900,000,000	100%

26.	COMPARATIVE FIGURES

Certain comparative figures in the consolidated financial statements have been reclassified to conform with current year’s presentation.

27.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorised for issue by the Board of Directors on 28 April 2022.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Independent Auditor’s Report

To the Member of Jin Yi Tong Limited

(金億通有限公司)

(Incorporated in British Virgin Islands with limited liability)

[REDACTED]

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

[REDACTED]

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

[REDACTED]

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER 2020

	Notes	2020	2019*
		HK$’000	HK$’000
Interest income	4(a)	6,056	6,960
Interest expense	4(b)	(2,953)	(389)

Net interest income		3,103	6,571
Fees and commission income	5	373	–
Other income	6	4,497	–

Total income		7,973	6,571
Staff costs	7	(117,621)	(62,724)
Premises and equipment	7	(4,369)	(5,166)
Other expenses	7	(69,584)	(50,581)

Total expenses	7	(191,574)	(118,471)

Operating loss before impairment losses		(183,601)	(111,900)
Charge for expected credit losses	8	(800)	–

Loss before income tax		(184,401)	(111,900)
Income tax expenses	9	–	–

Loss after income tax		(184,401)	(111,900)

Other comprehensive income:
Items may be reclassified subsequently to profit or loss:
– Changes in the fair value of debt instruments at fair value through other comprehensive income		(42)	44
Other comprehensive income, net of tax		(42)	44
Total comprehensive income		(184,443)	(111,856)

* From 1 November 2018 (date of incorporation) to 31 December 2019.

The notes on pages II-99 to II-126 form part of these consolidated financial statements.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2020

	Notes	2020	2019
		HK$’000	HK$’000
Assets
Balances with banks and central bank	10	252,137	86,276
Placements with and advances to banks	11	531,910	–
Investment securities	12	209,703	433,642
Loans and advances to customers	13	69,743	–
Amount due from related companies	22	4,771	–
Property, plant and equipment	14	7,787	9,954
Intangible assets	15	121,947	61,597
Right-of-use asset	16	9,194	14,353
Other assets	17	13,291	13,671
Total assets		1,220,483	619,493

Liabilities
Deposits from customers	18	481,841	–
Lease liability	16	11,687	16,573
Amounts due to related companies	22	77,503	71,494
Other payables and accruals	19	38,296	40,685
Total liabilities		609,327	128,752

Equity
Share capital	20(b)	900,000	600,000
Accumulated loss		(296,301)	(111,900)
Other reserves		7,457	2,641
Total equity		611,156	490,741

Total liabilities and equity		1,220,483	619,493

The consolidated financial statements were approved by the Board of Directors on 28 April 2021 and were signed on its behalf.

Li Jie
Director

The notes on pages II-99 to II-126 form part of these consolidated financial statements.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2020

				Other reserves
	Notes	Share capital	Accumulated loss	Financial assets at FVOCI reserve	Share-based compensation reserve (Note 1)	Total equity
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 November 2018		–	–	–	–	–
Change in equity for the period:
Shares issued	20(b)	600,000	–	–	–	600,000
Loss for the period		–	(111,900)	–	–	(111,900)
Other comprehensive income		–	–	44	–	44
Movement in respect of share-based compensation	23(b)	–	–	–	2,597	2,597
At 31 December 2019		600,000	(111,900)	44	2,597	490,741

Change in equity for the year:
Capital contributions from the holding company	20(b)	300,000	–	–	–	300,000
Loss for the year		–	(184,401)	–	–	(184,401)
Other comprehensive income		–	–	(42)	–	(42)
Movement in respect of share-based compensation	23(b)	–	–	–	4,858	4,858
At 31 December 2020		900,000	(296,301)	2	7,455	611,156

Note 1: The share-based compensation reserve is to record the corresponding amount of restricted share units and share options granted by OneConnect Financial Technology Co. Ltd., the ultimate holding company of the Group, to the directors and employees in Ping An OneConnect Bank (Hong Kong) Limited, a subsidiary of the Company.

The notes on pages II-99 to II-126 form part of these consolidated financial statements.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2020

	Notes	2020	2019*
		HK$’000	HK$’000
Cash flows from operating activities
Cash generated from/(used in) operating activities	24(a)	249,763	(12,647)
Interest received		5,705	6,910
Interest paid		(1,963)	(1)

Net cash generated from/(used in) operating activities		253,505	(5,738)

Cash flows from investing activities
Purchase of property, plant and equipment	14	(1,804)	(10,845)
Purchase of intangible assets	15	(72,401)	(62,504)
Investments in investment securities measured at FVOCI		(19,995)	–
Investments in investment securities measured at amortised cost		(189,716)	–

Net cash used in investing activities		(283,916)	(73,349)

Cash flow from financing activities
Proceeds from capital contribution/issuance of share capital	20(b)	300,000	600,000
Principal elements of lease payments		(5,412)	(1,039)

Net cash generated from financing activities		294,588	598,961
Net increase in cash and cash equivalents		264,177	519,874
Cash and cash equivalents at beginning of the year/period		519,918	–
Effect of exchange rate and other changes on cash and cash equivalents		(42)	44

Cash and cash equivalents at end of the year/period	24(b)	784,053	519,918

* From 1 November 2018 (date of incorporation) to 31 December 2019.

The notes on pages II-99 to II-126 form part of these consolidated financial statements.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     GENERAL INFORMATION

Jin Yi Tong Limited is a private limited liability company incorporated in British Virgin Island on 1 November 2018.

The address of Jin Yi Tong’s registered office is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The principal place of business is in Hong Kong.

Jin Yi Tong Limited wholly owns Jin Yi Rong Limited, which in turn owns Ping An OneConnect Bank (Hong Kong) Limited during the year ended 31 December 2020. Ping An OneConnect Bank (Hong Kong) Limited (the “Bank”) is a licensed bank authorised under the Hong Kong Banking Ordinance since 9 May 2019. The Bank has launched its banking services during 2020. Its ultimate holding company is OneConnect Financial Technology Co., Ltd. (“OCFT”), a company incorporated in Cayman Islands, and listed in the New York Stock Exchange since 13 December 2019. OCFT is also an associated company of the Ping An Insurance (Group) Company of China (the “Ping An Group”).

2.     SIGNIFICANT ACCOUNTING POLICIES

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied in the period presented, unless otherwise stated.

(a)    Basis of preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board. The consolidated financial statements are presented in thousands of units of Hong Kong Dollars (“HK$’000”), which is the Group’s functional and presentation currency. Disclosures for 2019 comparative figures are numbers for the period from 1 November 2018 (date of incorporation) to 31 December 2019.

The measurement basis used in the preparation of the consolidated financial statements is the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income.

The preparation of the consolidated financial statements in conformity with adopted IFRSs requires management to make certain judgments, estimates and assumptions that affect the application of policies. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving higher degree of judgment or complexity are disclosed in Note 3.

(b)    New standards and interpretations

(i)     New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing on 1 January 2020:

Amendments to HKFRS 3 (Revised) Amendments to HKAS 1 and HKAS 8 Conceptual Framework for Financial Reporting 2018 Amendments to HKFRS 16	Definition of a Business Definition of Material Revised Conceptual Framework for Financial Reporting COVID-19-related Rent Concessions

The standards and amendments to standards above did not have any impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

(ii)   New standards and interpretation not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for this financial reporting period and have not been early adopted by the Group. These standards are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

(c)    Principles of consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

(d)    Separate financial statements

Investments in subsidiaries are accounted for at cost less impairment. Cost includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

Impairment testing of the investments in subsidiaries is required upon receiving a dividend from these investments if the dividend exceeds the total comprehensive income of the subsidiary in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.

(e)     Intangible assets

Intangible assets included acquired software and capitalised development costs of computer software programmes.

Development costs that are directly attributable to the design and testing of identifiable and unique system and platform controlled by the Group are recognised as intangible assets where the following criteria are met:

•	it is technically feasible to complete the software so that it will be available for use;

•	management intends to complete the software and use or sell it;

•	there is an ability to use or sell the software;

•	it can be demonstrated how the software will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use or sell the software are available; and

•	the expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalised as part of the software include employee costs and an appropriate portion of relevant overheads.

Acquired software and capitalised development costs are recorded as intangible assets and amortised on the straight-line basis from the point at which the asset is ready for use and over its expected economic life, which usually ranges from 3 to 10 years.

The amortisation period and the amortisation method are reviewed, and adjusted if appropriate, at least at each reporting period end. Intangible assets are subject to impairment review if there are events or changes in circumstances that indicate that the carrying amount may not be recoverable. Other development expenditure that do not meet the criteria above are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

(f)     Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or are recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statement of comprehensive income during the financial period in which they are incurred.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

•	Leasehold improvements are depreciated over the unexpired terms of the lease

•	Equipment is depreciated over 3 to 5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. At each reporting date, these assets are assessed for indicators of impairment. In the event that an asset’s carrying amount is determined to be greater than its recoverable amount, the asset is written down immediately.

Gains and losses on disposals determined by comparing proceeds with the carrying amount are included in the statement of comprehensive income.

(g)   Leases

Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the lease payment:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option; and

•	payments of restoration costs for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the Group:

•	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received;

•	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group which does not have recent third party financing; and

•	makes adjustments specific to the lease, e.g. term, country, currency and security.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received;

•	any initial direct costs, and

•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less without a purchase option.

(h)  Financial assets

(i)    Classification

The Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income (“OCI”) or through profit or loss), and

•	those to be measured at amortised cost.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income.

For investment in debt instruments, the classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows. The Group reclassifies debt investments when and only when its business model for managing those assets changes.

(ii)   Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(iii)  Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flows characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

•	Amortised cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in interest income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of comprehensive income.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

•	FVOCI: Assets that are held for collection of contractual cash flows and for selling, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in other gains/(losses). Interest income from these financial assets is included in interest income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of comprehensive income.

•	FVPL: Assets that do not meet the criteria for amortised cost or FVOCI are measured at FVPL. A gain or loss on a debt instruments that is subsequently measured at FVPL is recognised in profit or loss and presented net within other gains/(losses) in the period in which it arises.

(iv)  Impairment

The Group assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Note 22 details how the Group determines whether there has been a significant increase in credit risk.

(i)    Cash and cash equivalents

For the purposes of the cash flows statement, cash and cash equivalents comprise balances with less than three months original maturity from the date of acquisition, including balances with banks, placements with and advances to banks and exchange fund bills (“EFB”), which are readily convertible to known amount of cash and are subject to an insignificant risk of changes in value.

(j)    Interest income

Interest income on financial assets at amortised cost and financial assets at FVOCI calculated using the effective interest method is recognised in profit or loss.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit- impaired financial assets, the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

(k)  Fees and commission income

Fees and commissions are recognized on an accrual basis when the service has been provided or significant act performed.

(l)    Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to costs are deferred and recognised in the profit or loss over the period necessary to match them with the costs that they are intended to compensate.

(m)  Employee benefits

(i)    Retirement benefits scheme

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the “Scheme”) under the Mandatory Provident Fund Schemes Ordinance for all of its employees in Hong Kong. Contributions are made based on a percentage of the employees’ basic salaries, with a cap and are charged to the statement of comprehensive income as they become payable in accordance with the rules of the Scheme.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

The assets of the Scheme are held separately from those of the Group in an independently administered fund. The Group’s employer contributions vest fully with the employees when contributed into the Scheme.

(ii)   Bonus

Liabilities for bonus plans due wholly within twelve months after the end of the reporting period are recognised when the Group has a present or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii)  Annual leave

Employee entitlements to annual leave are recognised when they are accrued to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the end of reporting period.

(n)   Income tax

Income tax for the period comprises current tax and movements in deferred tax assets and liabilities attribute to temporary differences and to unused tax losses.

Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss, except to the extent that they relate to items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the period, using tax rates, enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise to the initial recognition of goodwill. Deferred income tax is determined using tax rates that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(o)   Provisions

The Group recognises a provision for a present legal or constructive obligation resulting from a past event when it is more likely than not that it will be required to transfer economic benefits to settle the obligation and the amount of the obligation can be estimated reliably.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

Contingent liabilities are possible obligations arising from past events, whose existence will be confirmed only by uncertain future events, or present obligations arising from past events that are not recognised because either an outflow of economic benefits is not probable or the amount of the obligation cannot be reliably measured. Contingent liabilities are not recognised but information about them is disclosed unless the possibility of any outflow of economic benefits in settlement is remote.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

(p)    Share-based payment

An equity-settled share-based compensation plan was operated by the OCFT, the ultimate holding company of the Group. Share options or awards were granted to the directors and employees of the Group, under which the Group receives services from employees as consideration for equity instruments of the OCFT. Information relating to the schemes is set out in Note 23.

The award is treated as an equity-settled share-based payment in the Group’s consolidated financial statements as the Group does not have an obligation to settle the award. The fair value of the employee services received in exchange for the grant of the options is recognised as an expenses over the vesting period and with a corresponding adjustment to equity. The credit to equity is treated as a capital contribution.

The total amount to be expensed is determined by reference to the fair value of the options granted:

•	including any market performance;

•	excluding the impact of any service and non-market performance vesting conditions;

•	including the impact of any non-vesting conditions.

At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-market performance and service conditions. It recognises the impact of the revision to original estimates, if any, in the statement of comprehensive income, with a corresponding adjustment to equity.

If the terms of an equity-settled award are modified, at a minimum an expense is recognised as if the terms had not been modified. An additional expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

(q)   Foreign currency translation

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are generally recognised in profit or loss.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

3.     SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgement in applying the Group’s accounting policies.

Estimates and judgements are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

(a)	Income tax

The Group is subject to income taxes in Hong Kong. Judgement is required in determining the provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the estimated amounts that were initially recorded, such differences will impact the current and deferred income tax provisions in the period in which such determination is made.

As at 31 December 2020, no deferred tax asset has been recognised on the estimated unused tax losses of approximately HK$417,070,000 (31 December 2019: HK$172,958,000) due to the unpredictability of future profit streams. In cases where the actual future profits generated are more than expected, recognition of deferred tax assets may arise.

(b)	Capitalisation of development costs

Costs incurred in developing the new platforms and systems are capitalised as intangible assets when recognition criteria as detailed in Note 2 (e) are fulfilled. Management has applied its professional judgement in determining whether these costs fulfilled the recognition criteria and whether the platforms and systems could generate probable future economic benefits to the Group. Any severe change in market performance or technology advancement will have an impact on the development costs capitalised.

4.	INTEREST INCOME AND INTEREST EXPENSE

		2020	2019*
		HK$’000	HK$’000
(a)	Interest income
	Balances with banks	2,395	6,910
	Loans and advances to customers	1,019	–
	Investment securities at amortised cost	291	–
	Investment securities at fair value through other comprehensive income	2,351	50
		6,056	6,960
(b)	Interest expense
	Financial liabilities at amortised cost	2,339	–
	Lease liability	614	388
	Other interest expense	–	1
		2,953	389

5.	FEES AND COMMISSION INCOME

	2020	2019*
	HK$’000	HK$’000
Agency services (Note 22)	373	–

6.	OTHER INCOME

	2020	2019*
	HK$’000	HK$’000
Government grant	4,497	–

The amount refers to the government grants under the Employment Support Scheme. There are no unfulfilled conditions or other contingencies attaching to these grants. The Group did not benefit directly from any other forms of government assistance.

*	From 1 November 2018 (date of incorporation) to 31 December 2019.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

7.	OPERATING EXPENSES

	Notes	2020	2019*
		HK$’000	HK$’000
Employee benefits
– Salaries and other short term benefits		111,004	59,223
– Pension		1,759	904
– Share-based compensation	23	4,858	2,597
Premises and equipment expense, excluding depreciation
– Rental of premises		2,719	4,392
– Others		1,650	774
Legal and consultancy fee		7,262	10,880
Staff recruitment cost		1,862	8,232
Software licensing and other IT cost		21,983	18,244
Depreciation of property, plant and equipment	14	3,971	891
Depreciation of right-of-use assets	16	5,071	2,871
Amortisation of intangible assets	15	12,051	907
Auditor’s remuneration		1,817	508
Marketing expenses		7,233	2,668
Membership fee		1,088	1,988
Exchange difference		(1,246)	2
Other operating expenses		8,492	3,390
		191,574	118,471

8.	CHARGE FOR EXPECTED CREDIT LOSSES

	2020	2019*
	HK$’000	HK$’000
Placements with and advances to banks	6	–
Investment securities	9	–
Loans and advances to customers	785	–
	800	–

9.	INCOME TAX EXPENSES

(a)	Total tax expenses

	2020	2019*
	HK$’000	HK$’000
Current tax	–	–
Deferred tax	–	–

Total tax expenses	–	–

*	From 1 November 2018 (date of incorporation) to 31 December 2019.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

(b)	Reconciliation between taxation and accounting profit at applicable tax rates

	2020	2019*
	HK$’000	HK$’000
Loss before income tax	(184,401)	(111,900)

Tax calculated at Hong Kong profit tax rate of 16.5%	(30,426)	(18,464)
Tax effect of non-deductible expenses	1,095	428
Tax effect of non-taxable income	(1,336)	(8)
Temporary difference not recognised	(9,601)	(10,495)
Tax effect of tax losses not recognised	40,268	28,539
Income tax expenses	–	–

As at 31 December 2020, the Group had estimated unused and unrecognised tax losses of approximately HK$417,070,000 (31 December 2019: HK$172,958,000) available for offset against future profits. No deferred tax assets have been recognised in respect of such losses due to unpredictability of future profit streams. The unused tax losses can be carried forward indefinitely.

10.	BALANCES WITH BANKS AND CENTRAL BANK

	2020	2019
	HK$’000	HK$’000
Balances with banks and central bank	252,137	86,276
Less: Expected credit loss provision	–	–
	252,137	86,276

11.	PLACEMENTS WITH AND ADVANCES TO BANKS

	2020	2019
	HK$’000	HK$’000
Placements with and advances to banks
– Maturity within one month	301,916	–
– Maturity between one month and one year	230,000	–
Less: Expected credit loss provision	(6)	–
	531,910	–

12.	INVESTMENT SECURITIES

	2020	2019
	HK$’000	HK$’000
At fair value through OCI: Exchange fund bills	19,995	433,642

At amortised cost:
Debt securities	189,716	–
Less: Expected credit loss provision	(8)	–
	189,708	–

*	From 1 November 2018 (date of incorporation) to 31 December 2019.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

13.	LOANS AND ADVANCES TO CUSTOMERS

	2020	2019
	HK$’000	HK$’000
Loans and advances to customers	70,528	–
Less: Expected credit loss provision	(785)	–
	69,743	–

14.	PROPERTY, PLANT AND EQUIPMENT

		Leasehold
	Equipment	improvements	Total
	HK$’000	HK$’000	HK$’000
At 1 January 2020
Opening net book amount	2,753	7,201	9,954
Additions	1,472	332	1,804
Depreciation charge	(1,000)	(2,971)	(3,971)
Closing net book amount	3,225	4,562	7,787

At 31 December 2020
Cost	4,396	8,253	12,649
Accumulated depreciation	(1,171)	(3,691)	(4,862)
Net book amount	3,225	4,562	7,787

For the period from 1 November 2018 to 31 December 2019
Opening net book amount	–	–	–
Additions	2,924	7,921	10,845
Depreciation charge	(171)	(720)	(891)
Closing net book amount	2,753	7,201	9,954

At 31 December 2019
Cost	2,924	7,921	10,845
Accumulated depreciation	(171)	(720)	(891)
Net book amount	2,753	7,201	9,954

15.	INTANGIBLE ASSETS

		Internally
	Acquired	developed
	Software	software	Total
	HK$’000	HK$’000	HK$’000
At 1 January 2020
Opening net book amount	7,986	53,611	61,597
Additions	5,191	67,210	72,401
Amortisation charge	(3,707)	(8,344)	(12,051)
Closing net book amount	9,470	112,477	121,947

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

		Internally
	Acquired	developed
	Software	software	Total
	HK$’000	HK$’000	HK$’000
At 31 December 2020	13,688	121,217	134,905
Cost
Accumulated amortisation	(4,218)	(8,740)	(12,958)
Net book amount	9,470	112,477	121,947

For the period from 1 November 2018 to 31 December 2019
Opening net book amount	–	–	–
Additions	8,497	54,007	62,504
Amortisation charge	(511)	(396)	(907)
Closing net book amount	7,986	53,611	61,597

At 31 December 2019
Cost	8,497	54,007	62,504
Accumulated amortisation	(511)	(396)	(907)
Net book amount	7,986	53,611	61,597

16.	LEASES

(a)	Amount recognised in the statement of financial position

	2020	2019
	HK$’000	HK$’000
Right-of-use assets	9,194	14,353

Lease liability	11,687	16,573

(b)	Amount recognised in the statement of comprehensive income

	2020	2019*
	HK$’000	HK$’000
Depreciation charge of right-of-use assets (Note 7)	5,071	2,871

Interest expense (Note 4(b))	614	388

The Group’s lease comprises of office premises, which is contracted for periods up to 3 years. Lease payments are agreed upfront except for renewal periods whereby the lease payments are subject to prevailing market rates. Extension options are currently not included in the lease term as it remains uncertain whether the lease will be extended.

The incremental borrowing rate used to determine the right-of-use asset and lease liability is 4.785%.

Payments associated with short-term leases with lease term of 12 months or less are recognised on a straight-line basis as an expense in profit or loss.

*	From 1 November 2018 (date of incorporation) to 31 December 2019.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

17.	OTHER ASSETS

	2020	2019
	HK$’000	HK$’000
Prepaid expenses	7,492	7,986
Rental deposits	2,325	2,685
Other deposits and receivable	3,072	3,000
Accrued interests	402	–
	13,291	13,671

18.	DEPOSITS FROM CUSTOMERS

	2020	2019
	HK$’000	HK$’000
Savings deposits	481,841	–

19.	OTHER PAYABLES AND ACCRUALS

	2020	2019
	HK$’000	HK$’000
Accruals for employee benefits	22,094	15,263
Accruals for consultancy fee	3,537	7,048
Other accruals	12,665	18,374
	38,296	40,685

20.	CAPITAL AND RESERVES

(a)	Components of the Group’s capital and reserves

The opening and closing balances of each component of the Group’s equity and a reconciliation between these amounts are set out in the statement of changes in equity.

(b)	Issued share capital

	No. of shares	HK$’000
Ordinary shares, issued and fully paid:
At 1 November 2018 (date of incorporation)	–	–
Shares issued during the period	1	600,000
At 31 December 2019	1	600,000
Capital contributions from the holding company	–	300,000
At 31 December 2020	1	900,000

The ordinary shares were issued on 1 November 2018 to provide working capital for the Group.

On 15 May 2020, HK$300,000,000 cash was injected to the share capital of the Group from the immediate holding company without allotting additional shares to the shareholder.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

(c)	Capital management

The Group’s policy is to maintain a strong capital base to support the development of the Group’s business and to ensure compliance with the statutory capital adequacy ratio requirement, a requirement used to assess the capital adequacy of banks. Capital is allocated to the various activities of the Group depending on the risk taken by each business division.

The Group’s objectives when managing capital are:

•	comply with the capital requirements under the Banking (Capital) Rules of the Hong Kong Banking Ordinance; and

•	support the Group’s stability and business growth so as to provide reasonable returns for shareholders.

Capital adequacy and the use of regulatory capital are monitored regularly by the Group’s management, employing techniques based on the Banking (Capital) Rules of the Hong Kong Banking Ordinance. The required information is filed with the Hong Kong Monetary Authority (the “HKMA”) on a quarterly basis.

The HKMA requires each bank to maintain a ratio of total regulatory capital to the risk-weighted asset (the capital adequacy ratio) at or above the minimum as stipulated in the Banking (Capital) Rules. The capital adequacy ratios are computed in accordance with the Banking (Capital) Rules of the Hong Kong Banking Ordinance.

The Group has established a capital planning process to assess the adequacy of its capital to support current and future activities and to set the Group’s capital adequacy goals in relation to risk, taking into account its strategic focus and business plan. Key factors to consider in this process including additional capital required for future expansion, results of the stress test programme regularly conducted, dividend policy, income recognition and provisioning policies.

21.	Financial risk management

Exposure to credit, liquidity, and foreign currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Credit risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. The Group is exposed to credit risk mainly in relation to balances with banks, placement with and advances to banks, loans and advances to customers and debt investments measured at amortised costs and fair value through other comprehensive income.

Credit risk governance

The Board is ultimately responsible for establishing the credit risk tolerance and ensuring Group’s credit risk is appropriately managed. The Risk Management Committee (“RMC”) is responsible for credit policy formulation and portfolio monitoring of the loan and treasury businesses respectively. The committee is chaired by the Chief Risk Officer with senior management and credit officers as members. The RMC will report to the Board Risk Management Committee on a quarterly basis. Credit risk measurement, underwriting, approval and monitoring requirements are detailed in the Credit Risk Management policy.

The Group manages all types of credit risk on a prudent basis. Credits are extended within the parameters set out in the credit policies and are approved by different levels of management based upon established guidelines and delegated authorities. Credit exposures, limits and asset quality are regularly monitored and controlled by management and RMC. The Group’s internal auditors also conduct regular reviews and audits to ensure compliance with credit policies and procedures, and regulatory guidelines.

The Group has also established policies and processes for the approval and review of new products and activities, and credit policies with details of the loan grading, or credit scoring, processes and impairment policies.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Credit risk management

The Group uses credit risk grading that aligns with HKMA’s loan classifications, intending to reflect the credit quality of the borrowers. The credit grading take into consideration borrower and loan specific information collected at the time of application (such as financial indicators, industry type and qualitative indicators for corporate exposures) as well as changes post origination. Credit officers perform independent reviews and approvals of credit applications by ensuring that a credit proposal meets underwriting standards of the Group and complies with relevant rules and regulations.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower, or groups of borrowers, and to geographical and industry segments. Such risks are typically monitored on a revolving basis and are subject to periodic reviews. Limits on the level of credit risk by product, industry sector and by country are approved annually by the management.

Exposure to credit risk is managed through regular reviews of the ability of borrowers and potential borrowers to meet interest and capital repayment obligations and by changing these lending limits where appropriate, for individually managed credits. Whereas for credit programmes, the credits are managed on portfolio basis. Exposure to credit risk is mitigated in part by obtaining personal and government guarantees, where relevant.

For debt securities and interbank exposures under the treasury portfolio, external rating agency credit grades are used. These published grades are continuously monitored and updated.

Approach for determining expected credit losses (“ECL”)

Impairment is calculated in three stages and financial instruments are allocated into one of the three stages where the transfer mechanism depends on whether there is a significant increase/decrease in credit risk in the relevant reporting period.

Financial instruments that are not considered to have significant increase in credit risk (“SICR”) since initial recognition or low credit risk at reporting date are classified in Stage 1 and are evaluated for impairment using 12-month ECL. If SICR since initial recognition is identified, the financial instrument is moved to ‘Stage 2’ but is not yet deemed to be credit-impaired. If the financial instrument is credit-impaired, the financial instrument is then moved to ‘Stage 3’. Instruments in Stages 2 or 3 have their ECL measured based on a lifetime basis.

ECL for financial instruments are measured on a collective basis for exposures grouped with similar risk characteristics and product specifications, including customers’ characteristics and product types.

Significant increase in credit risk

The Group assesses whether there is a SICR of a credit exposure since origination at reporting date. While determining the SICR, the Group considers all reasonable and supportable information that is available without undue cost or effort and that is relevant for an individual financial instrument and groups of portfolios. The Group’s internal lending policy and other credit risk management procedures are benchmarking with industry practice.

The Group follows HKMA’s guideline on loan classification. It is required to classify loans and advances to five classification categories, namely “Pass”, “Special Mention”, “Substandard”, “Doubtful” and “Loss”. The decision to classify loans into the above five categories is based on the borrower’s repayment ability and the likelihood of individual counterparties being default.

The Group maintains a list of accounts which exhibits risks or potential weaknesses requiring closer monitoring, supervision, or attention by management. A credit exposure is considered as experiencing significant increase in credit risk if one or more of the following criteria have been met:

•	the borrower is more than 30 days past due on its contractual payments;

•	the financial instrument’s loan classification grade is “Special Mention”;

•	the Group has any objective evidence showing a significant increase in credit risk since initial recognition;

•	significant change in external credit rating, i.e. migrating from investment grade to speculative grade (applicable to treasury portfolios only)

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

The criteria used to identify SICR are monitored and reviewed periodically for appropriateness by the independent Credit Risk team.

Credit exposures can move back from stage 2 and 3 to stage 1 if the indicators of significant credit deterioration no longer prevails at the reporting date and the credit quality has improved. Should there be deviations from the above staging criteria for certain individual cases, approval from the Chief Risk Officer (“CRO”) shall be obtained.

Definition of default and credit-impaired assets

The Group defines a financial instrument as in default, which is fully aligned with the definition of credit-impaired, when it meets one or more of the following criteria:

•	the borrower is more than 90 days past due on its contractual payments;

•	the Group has objective evidence showing that facility is credit-impaired significantly impacting the expected future cash flows; or

•	the loan classification grades of Stage 3 facilities are either “Substandard”, “Doubtful” or “Loss”.

Purchased or originated credit-impaired financial assets are those financial assets that are credit- impaired on initial recognition. Their ECL is always measured on a lifetime basis. Currently the Group does not purchase or originate credit-impaired (“POCI”) financial assets.

Explanation of inputs, assumptions and estimation techniques

The ECL is measured on either a 12-month or Lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition or whether an asset is considered to be credit impaired.

ECL is calculated as the product of probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”), which reflects the change in risk of default occurring over the 12-month or remaining life of the financial instruments. PD, LGD and EAD are defined as follows:

•	PD represents the likelihood of a borrower defaulting on its financial obligation; either over the next 12 months (“12M PD”), or over the remaining lifetime (“Lifetime PD”) of the obligation.

•	LGD refers to the Group’s expectation of the extent of loss on a defaulted exposure. LGD varies by type of counterparty, type and seniority of claim and availability of collateral or other credit support. LGD is expressed as a percentage loss per unit of EAD.

•	EAD refers to the amounts the Group expects to be owed at the time of default, over the next 12 months (“12M EAD”) or over the remaining lifetime (“Lifetime EAD”).

The ECL is determined by projecting the PD, LGD and EAD for 12-month or lifetime and for each individual exposure or collective segment. These three components are multiplied together. This effectively calculates the ECL for 12-month or lifetime, which is then discounted back to the reporting date and summed. The discount rate used in the ECL calculation is the effective interest rate or an approximation thereof.

PD is driven by a set of macroeconomic variables. Their relationship is developed by a statistical regression model, with the lifetime PD derived by factoring in forward-looking macroeconomic variable values. It is assumed that the PD is to be the same across all assets within a portfolio.

The 12-month and lifetime EADs are determined based on the expected payment profile and portfolios, which varies by product type. For non-revolving products, this is based on the contractual repayments owed by the borrower over a 12-month or lifetime basis.

The 12-month and lifetime LGDs are determined based on the factors which impact the recoveries made post default. For unsecured products, LGDs are typically set at product level due to the limited differentiation in recoveries achieved across different borrowers. These LGDs are influenced by collection strategies.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Forward-looking information incorporated in the ECL models

The calculation of ECL incorporates forward-looking information. The Group has performed analysis and identified a set of key economic variables impacting credit risk and expected credit loss for each portfolio. The economic variables and their associated impact on PD vary by financial instruments. Regression analysis is performed to establish the quantitative relationship between relevant economic factors and PD.

The Group has taken into account various external factors including the Hong Kong GDP, property price index, unemployment rate. These macro-economic factors have direct impact to the import/export (“IMP/EXP”) volumes and can provide reasonable depictions of the key exogenous factor driving the overall credit cycle in the retail and SME spaces.

According to the HKFRS 9 standard, expected credit loss is expected to be assessed over a range of economic scenarios and is an unbiased and probability weighted amount. As such, the Group developed three macroeconomic scenarios, namely “Baseline”, “Good” and “Bad” scenarios.

In this scenario setting process, the Group considered the current economic environment and market forecasts in coming years, the influence of the coronavirus pandemic situation and loss pattern during the historical crisis.

For Baseline Scenario, it was set to have the current economic conditions to prevail for some time but with recovery in terms of domestic GDP YoY Growth Rate in latter part of first half of 2021. For Bad Scenario, it was assumed that the economy continued a downturn until the end of 2021, with negative domestic GDP YoY Growth until the last quarter. For Good scenario, it was derived based on an assumption of a strong economic rebound by an extent more rapidly than the baseline environment. The scenarios are updated regularly to timely reflect a change in the current economic condition.

The weightings assigned to each economic scenario, “Baseline”, “Good” and “Bad” as at 31 December 2020, were 53%, 23% and 24% respectively. Assessments are performed by the Group’s risk function with reference to historical experiences shown by the macro-economic statistics to determine the probability weights to be assigned to the three scenarios.

Other forward-looking considerations not otherwise incorporated within the above scenarios, such as the impact of any regulatory, legislative or political changes, have also been considered, but are not deemed to have a material impact and therefore no adjustment has been made to the ECL for such factors. This is reviewed and monitored for appropriateness on an annual basis.

Sensitivity analysis

As described above, the Group applies 3 alternative macro-economic scenarios (i.e. “Baseline”, “Good” and “Bad” scenarios) to reflect unbiased probability-weighted range of possible future outcomes in estimating ECL.

By assuming 10% scenario weight shift from “Baseline” scenario to “Good” or “Bad” scenario at the year end of 2020, there would be a decrease in expected credit loss by approximately HK$580 or an increase in credit loss of approximately HK$770, respectively.

Nature of credit enhancements

The Group applies different strategies and processes to hedge and mitigate different risks. Exposure to credit risk is mitigated by guarantees. Personal guarantee, government guarantee and guarantees given by public sector entities, are potentially relevant forms of credit risk mitigations adopted by the Group to manage, hedge and mitigate risks that arise from the Group’s business model. The Group ensures that guarantees accepted should be unconditional and irrevocable, represent a direct claim on the guarantor, and remain continuously effective until the facility covered by the guarantee is fully repaid or settled.

Maximum exposure to credit risk

The maximum exposures to credit risk of on-balance sheet financial instruments, before taking into account of any collateral held or other credit enhancements is the carrying amount reported in the statement of financial position. There are no off-balance sheet instruments except for loan commitments which are unconditionally cancellable.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Credit quality

Balances with banks and central bank and placements with and advances to banks are rated investment grade based on Standard and Poor’s or equivalent ratings, which are unsecured, neither past due nor impaired.

For loans and advances to customers, the loan classifications given by HKMA’s guideline have been followed. For debt securities, credit rating from Standard and Poor’s, or equivalent, is adopted.

Loans and advances to customers

	2020
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Credit grade:
Pass	70,528	–	–	70,528
Gross carrying amount	70,528	–	–	70,528
ECL	(785)	–	–	(785)
Carrying amount	69,743	–	–	69,743

There are no loans and advances to customers at 31 December 2019. Investment securities

Investment securities

	Investment securities at			Investment securities at
	fair value through OCI			amortised cost
	2020	2019		2020	2019
	HK$’000	HK$’000		HK$’000	HK$’000
Credit grade:			Credit grade:
AA- to AA+	19,995	433,642	AA- to AA+	–	–
A- to A+	–	–	A- to A+	189,716	–
Fair value	19,995	433,642	Gross carrying amount	189,716	–
Stage 1 ECL	1	–	Stage 1 ECL	8	–

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Expected credit loss allowance

Reconciliation of gross carrying amount and ECL for loans and advances to customers and investment securities are as follows:

	Loans and advances
	to customers		Investment securities
	Gross	Stage 1	Gross	Stage 1
	carrying	12-month	carrying	12-month
	amount	ECL	amount	ECL
	HK$’000	HK$’000	HK$’000	HK$’000
At 1 January 2020	–	–	433,642	–
New assets originated, assets derecognized or repayment	70,528	785	(223,931)	9
Change in PDs/LGDs/EADs	–	–	–	–
At 31 December 2020	70,528	785	209,711	9

There are no transfer between stages, renegotiation or modification of contractual cash flows, credit-impaired or write-off of loans.

All exposures under treasury portfolio are in stage 1 with no stage transition during the year.

Write-off policy

The Group writes off financial assets in whole when it has exhausted all practical recovery efforts and has concluded there is no reasonable expectation of recovery. Collection action may be suspended under the following circumstances:

•	the customer has passed away, filed bankruptcy petition or/and applied Individual Voluntary Arrangement (“IVA”);

•	the Group is undergoing specific processes in relation to bankruptcy of or debt restructuring for the customer; and

•	specific requirements as a result of litigation or police/fraud investigation against the concerned account.

For written-off accounts, recovery actions shall not cease if recovery opportunity is still present. To cease recovery actions, due diligence on the customer should be done and the approval from the Chief Risk Officer should be sought.

(b)	Liquidity risk

Liquidity risk is the risk that the Group does not have sufficient financial resources to meet its obligations as they fall due or that it can only do so at an excessive cost. Funding risk is the risk that funding, which considered to be sustainable and used to fund assets, is not sustainable over time.

Liquidity Risk Governance

The Board is ultimately responsible for establishing the liquidity risk tolerance and ensuring the Group’s liquidity risk is appropriately managed. Asset and Liability Committee (“ALCO”) and Risk Management Committee (“RMC”) have been delegated to manage the Group’s liquidity risk strategy, policies and practices, oversee the liquidity risk framework to ensure proper internal control are in place and in compliance with the regulatory requirements. The Treasury Division has the primary responsibility for day-to-day funding and monitor the future cash flows to ensure adequate financial resources are available to meet the respective financial obligations. Market and Liquidity Risk Division monitors the liquidity risk position against approved thresholds independently. The structure of the liquidity risk management approach consists of a set of pre-defined boundaries to control and maintain the Group’s liquidity profile, including maintaining high-credit-quality investments with deep market as liquidity cushion, regular monitoring and stress testing, as well as a defined contingency funding plan.

Liquidity Risk Measurement

The Group monitors and maintains a level of liquefiable assets to fulfill the regulatory requirements and to support the business needs and growths. Risk metrics and thresholds are set to control and monitor the liquidity risk to ensure adequate financial resources are available to meet their respective financial obligations, such as liquidity maintenance ratio, advances to deposit ratio, etc. these are subject to RMC and ALCO’s review on a regular basis.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Analysis of assets and liabilities by remaining maturity

The maturity analysis of financial assets and liabilities shown on the statements of financial position, based on the remaining period at the end of the reporting period to the contractual maturity date is shown below:

At 31 December 2020

	Repayable on demand	Within 1 month	Between 1 month to 3 months	Between 3 months to 1 year	Between 1 year to 5 years	Total
Assets
Balances with banks and central bank	252,137	–	–	–	–	252,137
Placements with and advances to banks	–	301,913	229,997	–	–	531,910
Investment securities	–	49,984	–	159,719	–	209,703
Loans and advances to customers	–	3,357	6,616	29,815	29,955	69,743
Amounts due from related companies	–	4,771	–	–	–	4,771
Other assets	3,020	333	400	72	1,974	5,799
Total financial assets	255,127	360,358	237,013	189,606	31,929	1,074,063

Liabilities
Deposits from customers	481,841	–	–	–	–	481,841
Lease liability	–	538	1,081	4,964	5,104	11,687
Amounts due to related companies	–	77,503	–	–	–	77,503
Other payables and accruals	376	14,006	23,752	162	–	38,296
Total financial liabilities	482,217	92,047	24,833	5,126	5,104	609,327
Net position – total financial assets and liabilities	(227,060)	268,311	212,180	184,480	26,825	464,736

At 31 December 2019

			Between	Between	Between
	Repayable	Within	1 month to	3 months	1 year to
	on demand	1 month	3 months	to 1 year	5 years	Total
Assets
Balances with banks and central bank	86,276	–	–	–	–	86,276
Investment securities	–	–	433,642	–	–	433,642
Other assets	5,685	–	–	–	–	5,685
Total financial assets	91,961	–	433,642	–	–	525,603

Liabilities
Lease liability	–	457	920	4,230	10,966	16,573
Amounts due to related companies	–	–	47,767	23,727	–	71,494
Other payables and accruals	–	15,853	19,732	5,100	–	40,685
Total financial liabilities	–	16,310	68,419	33,057	10,966	128,752
Net position – total financial assets and liabilities	91,961	(16,310)	365,223	(33,057)	(10,966)	396,851

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

The following table details the Group’s remaining contractual maturity for its non-derivative financial liabilities. The table below has been drawn up based on the contractual maturities of the undiscounted financial liabilities including interest that will accrue, with reference to their respective contractual interest rate.

At 31 December 2020

	Repayable on demand	Within 1 month	Between 1 month to 3 months	Between 3 months to 1 year	Between 1 year to 5 years	Total
Deposits from customers	481,841	–	–	–	–	481,841
Lease liability	–	580	1,160	5,098	5,149	11,987
Amounts due to related companies	–	77,503	–	–	–	77,503
Other payables and accruals	376	14,006	23,752	162	–	38,296
	482,217	92,089	24,912	5,260	5,149	609,627

At 31 December 2019

	Repayable on demand	Within 1 month	Between 1 month to 3 months	Between 3 months to 1 year	Between 1 year to 5 years	Total
Lease liability	–	520	1,039	4,678	11,386	17,623
Amounts due to related companies	–	–	47,767	23,727	–	71,494
Other payables and accruals	–	15,853	19,732	5,100	–	40,685
	–	16,373	68,538	33,505	11,386	129,802

(c)	Market risk

Market risk is the risk of losses in assets, liabilities and off-balance sheet positions arising from movements in market rates and prices, including foreign exchange rates and interest rates, etc.

The Group does not have any trading portfolio. The market risk exposures mainly arise from the foreign exchange risk and interest rate risk of non-trading portfolios.

i.	Foreign exchange risk

The Group is mainly exposed to the foreign exchange risk arising from Renminbi and US dollar assets and liabilities.

	2020		2019
	Renminbi	US dollar	Renminbi	US dollar
	HK$’000	HK$’000	HK$’000	HK$’000
Financial assets
Balances with banks and central bank	867	306	–	204
Placement with and advances to banks	76,916	–	–	–
Other assets	27	156	–	–
	77,810	462	–	204

Financial liabilities
Amounts due to related companies	77,300	–	69,789	–
Other payables and accruals	1,644	349	889	2,126
	78,944	349	70,678	2,126

Total financial assets and liabilities – net open position	(1,134)	113	(70,678)	(1,922)

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

The following table details the Group’s sensitivity to a 2% increase and decrease in Hong Kong dollars against Renminbi. For 2% weakening of Renminbi against Hong Kong dollars, there would be a decrease in pre-tax loss. For a 2% strengthening of Renminbi against Hong Kong dollars, there would be an equal and opposite impact on the loss.

	Movement in	Impact in pre-tax loss
Foreign exchange risk	foreign currency	2020	2019
		HK$’000	HK$’000
Renminbi	-2%	Decrease by 23	Decrease by 1,414
	+2%	Increase by 23	Increase by 1,414

The Group is exposed to US dollar and no sensitivity analysis is prepared as the management considered that the effect is insignificant.

ii.	Interest rate risk

Interest rate risk in the banking book (“IRRBB”) arises from mismatches in the interest rate profiles of assets, liabilities and capital instruments. Generally, there are repricing, yield curve, option and basis risks. At this stage, the Group does not carry out proprietary trading and the Group only has fixed rate product, hence, the Group’s interest rate risk exposure is contributed by banking book portfolio and the interest rate risk is limited to repricing and yield curve risks.

The Group applied dispensation from HKMA on not to report IRRBB using the new standardised framework due to the constraint that the Group lacks sufficient historical data on customer behaviours such as loan repayments, deposit redemptions and responsiveness to movement in rate to enable the modelling required under the new rule to be feasibly carried out.

The Group measures its IRRBB exposure mainly through the change of Economic Value (“EV”), Net Interest Income (“NII”), Interest Rate Gap (“IRG”), and stress testing. EV, NII and stress testing are monitored on monthly basis and weekly for IRG. Except for saving deposits without a fixed maturity, all the products tenors follow the contractual maturity. The Group’s interest rate risk is managed by the Treasury Division (first line of defense) and monitored by Market and Liquidity Risk Division (second line of defense).

The Board holds the ultimate responsibilities to the banking book interest rate risk. Asset and Liability Committee (“ALCO”) and Risk Management Committee (“RMC”) have been delegated the authority to manage the risk in accordance with the guidelines and procedures laid down in the market and interest rate risk management policy that has been approved by the Board.

The Group has internal control process and Internal Audit Department (third line of defense) to support our risk management monitoring. The efficiency and effectiveness of the control process are reviewed regularly to ensure the Group is in compliance with the regulations and in response to changing market condition.

	31 December 2020
HK$ million	HK dollar	US dollar	Renminbi
Impact on earnings over the next 12 months if interest rates rise by 200 basis points	3	–	1
Impact on economic value if interest rates rise by 200 basis points	4	–	–

(d)	Fair value hierarchy

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy as defined in HKFRS 13, “Fair value measurement”. The following table and paragraph give information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation techniques and inputs used), as well as the level of the fair value hierarchy into which the fair value measurements are categorised (Levels 1 to 3) based on the degree to which the inputs to the fair value measurements is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

	At 31 December 2020
	Level 1	Level 2	Level 3	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Financial assets measured at FVOCI	19,995	–	–	19,995
	19,995	–	–	19,995

	At 31 December 2019
	Level 1	Level 2	Level 3	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Financial assets measured at FVOCI	433,642	–	–	433,642
	433,642	–	–	433,642

22.	MATERIAL RELATED PARTY TRANSACTIONS

Related parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operation decisions. Parties are also considered to be related if they are subject to common control.

As disclosed in Note 1 to the consolidated financial statements, OCFT is the ultimate holding company of the Group. The subsidiaries owned by OCFT are the fellow subsidiaries of the Group. The Ping An Group and its subsidiaries are referred as “affiliated companies”.

The Group entered service agreements with its fellow subsidiaries and affiliated companies and these related companies provided platform development and IT related services to the Group. The related party transactions were carried out in the normal course of business and at terms negotiated between the Group and the respective related parties.

Interest income is received from balances placed with a branch of the affiliate company at prevailing market rate.

The Group entered into the following material transactions with related parties:

	2020	2019
	HK$’000	HK$’000
Agency services fee earned from a fellow subsidiary	373	–
Interest income earned from time deposit placed with a branch of the affiliated group	–	6,526
Intangible assets acquired from fellow subsidiaries and an affiliated company	52,629	54,007
IT expenses to a fellow subsidiary and affiliated companies	9,734	4,036

At the end of reporting period, the Group had the following material outstanding balances with related parties:

	2020	2019
	HK$’000	HK$’000
Bank balances with the a branch of the affiliated company	–	56,729
Amount due from a fellow subsidiary (Note a)	77	–
Amount due from an affiliated company (Note a)	4,694	–
Amount due to fellow subsidiaries (Note a)	72,209	68,695
Amount due to affiliated companies (Note a)	5,294	2,799

Note a: The outstanding balances are unsecured, non-interest bearing and expected to be settled within one year.

For the year ended 31 December 2020, the Group has banking transactions with directors and key management personnel of the Group and their close family members. These transactions are the taking of deposit which are conducted on an arm’s length commercial terms in the ordinary course of business, and are not material (2019: Nil).

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Key management personnel remuneration

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group. It includes members of the Board of Directors and senior management of the Group.

	2020	2019* (restated)
	HK$’000	HK$’000
Short-term employee benefits	50,407	23,806
Post-employment benefits	504	271
Share-based compensation	6,893	2,742
	57,804	26,819

The comparative figures has been restated to conform with the current year’s presentation.

23.	SHARE-BASED COMPENSATION

On 7 November 2017, equity-settled share-based compensation plan (the “Share Option Scheme”) was set up by the OCFT with the objective to recognise and reward the contribution of eligible directors, employees and other persons for the growth and development of the OCFT and its subsidiaries.

On 10 September 2019, the Board of Directors of the OCFT approved to amend and restate the equity-settled share-based compensation plan to supplement the Share Option Scheme with performance-based shares to grant (the “Restricted Share Units Scheme”).

Both the Share Option Scheme and the Restricted Share Units Scheme are valid and effective for 10 years from the grant date.

(a)	Share Option Scheme

During 2019, share options were granted to directors and employees (“Grantees”) of the OneConnect Group, in which 1,075,000 share options are for directors and employees of the Group, for the subscription of the new ordinary shares of OCFT.

Subject to the Grantees continuing to be a service provider, 100% of these options will be vested over 4 years upon fulfilling the service conditions and non-market performance conditions prescribed in the grantee agreement.

The options should be exercised no earlier than 12 months after OCFT successfully completes an initial public offering and OCFT’s shares get listed in the stock exchange (“IPO and Listing”) and no later than 8 years from the grant date. The vesting date is determined by the Board of Directors of OCFT.

Movements in the number of share options granted are as follows:

	2020	2019*
At the beginning of the year/period	1,055,000	–
Number of share options – Granted	–	515,000
–Transferred (Note a)	–	560,000
– Forfeited	(80,000)	(20,000)
Outstanding at the end of the year/period	975,000	1,055,000

Note a:	Refer to employees who was transferred their employment to the Group during the vesting period. The Group measured the services received from the employee by reference to the fair value of the equity instruments at the originally grant date, and the proportion of the vesting period the employee served with the Group.

Share options outstanding at the balance sheet date have the following expiry dates and exercise prices.

*	From 1 November 2018 (date of incorporation) to 31 December 2019.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

		Exercise	Fair value of	Number of share options as at 31 December
Grant date	Exercise period	price	options	2020
7 November 2017	13 December 2020 – 7 November 2027	RMB2.00	RMB0.52	550,000
8 November 2018	13 December 2020 – 8 November 2028	RMB52.00	RMB26.00	10,000
1 June 2019	13 December 2020 – 1 June 2029	RMB52.00	RMB23.42	355,000
26 July 2019 (Note a)	13 December 2020 – 1 June 2029	RMB52.00	RMB23.42	60,000
				975,000

Note a: Pursuant to a resolution made during the year, grant date of the share options granted to a recipient of the Group was modified to 26 July 2019.

		Exercise	Fair value of	Number of share options as at 31 December
Grant date	Exercise period	price	options	2019
7 November 2017	13 December 2020 – 7 November 2027	RMB2.00	RMB0.52	550,000
8 November 2018	13 December 2020 – 8 November 2028	RMB52.00	RMB26.00	10,000
1 June 2019	13 December 2020 – 1 June 2029	RMB52.00	RMB23.42	495,000
				1,055,000

Valuation of options granted

The fair value of the share option is determined based on fair value of the underlying ordinary share of OCFT using Binomial option-pricing model as at the grant dates. Key assumptions are set as below:

	Date of grant
	7 November	8 November	1 June	26 July
	2017	2018	2019	2019
Discount rate	24.0%	17.0%	17.0%	17.0%
Risk-free interest rate	3.9%	3.6%	3.3%	3.3%
Volatility	51.6%	51.2%	46%	46%
Dividend yield	0.0%	0.0%	0.0%	0.0%

The Binomial Model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the option is based on the China Treasury yield curve in effect at the time of grant. The expected dividend yield was estimated based on the OCFT’s expected dividend policy over the expected life of the options. The volatility of its ordinary shares at the date of grant is estimated based on the historical volatility of similar U.S. public companies for a period equal to the expected life preceding the grant date.

(b) Restricted Share Units Scheme

On 10 September 2019, 20,000 restricted share units were granted to an employee of the Group, at the grant date fair value of RMB35.22 for each restricted share unit.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

Subject to the employee continuing to be a service provider, 100% of these restricted share units will be vested over 4 years upon fulfilling the service conditions and non-market performance conditions prescribed in the grantee agreement. The restricted shares should be vested no earlier than 180 days after the IPO and Listing.

Movements in the number of restricted share units granted are as follows:

	2020	2019*
At the beginning of the year/period	20,000	–
Number of restricted share units – Granted (Note a)	20,000	20,000
– Exercised	(2,160)	–
– Forfeited	(28,244)	–
Outstanding at the end of the year/period	9,596	20,000

Note a: During the year, 20,000 restricted share units were granted to an employee of the Group, which had been forfeited in the same year.

Discounted cash flows method is used to determine the fair value of the underlying ordinary share. Key assumptions, such as discount rate and projections of future performance, are estimated. Based on fair value of the underlying ordinary share, Monte Carlo method is used to determine the fair value of the restricted share units as at the grant date. Key assumptions are set as below:

Date of grant 10 September
2019
Discount rate	15.0%
Risk-free interest rate	2.9%
Volatility	43.9%
Dividend yield	0.0%

The Monte Carlo method requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the restricted share units is based on the China Treasury yield curve in effect at the time of grant. The expected dividend yield was estimated based on OCFT’s expected dividend policy over the expected life of the restricted share units. The volatility of its ordinary shares at the date of grant is estimated based on the historical volatility of similar U.S. public companies for a period equal to the expected life preceding the grant date.

A total of HK$4,858,000 (2019*: HK$2,597,000) share-based compensation cost were recognised in the statement of comprehensive income during the year.

*	From 1 November 2018 (date of incorporation) to 31 December 2019.

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

24.	NOTES TO THE STATEMENT OF CASH FLOWS

(a)	Cash generated from/(used in) operation activities

	Notes	2020	2019*
		HK$’000	HK$’000
Cash flows from operating activities
Loss before taxation		(184,401)	(111,900)
Adjustment for:
Charge for expected credit losses	8	800	–
Depreciation on property, plant and equipment	14	3,971	891
Depreciation on right-of-use asset	16(b)	5,071	2,871
Amortisation of intangible assets	15	12,051	907
Share-based compensation	23(b)	4,858	2,597
Interest income from bank deposits	4(a)	(2,395)	(6,910)
Interest income from investment securities at FVOCI	4(a)	(2,351)	(50)
Interest income from investment securities at amortised cost	4(a)	(291)	–
Interest income from loans and advances to customers	4(a)	(1,019)	–
Interest expense on deposits from customers	4(b)	2,339	–
Interest expense on lease liability	4(b)	614	388
Other interest expense	4(b)	–	1

Cash flows before changes in operation activities		(160,753)	(111,205)
Loans and advances to customers		(70,528)	–
Changes in amounts due from related companies		(4,771)	–
Changes in other assets and other receivable		730	(13,621)
Changes in deposits from customers		481,841	–
Changes in amounts due to related companies		6,009	71,494
Changes in other payable and accruals		(2,765)	40,685
Cash generated from/(used in) operating activities		249,763	(12,647)

(b)	Analysis of cash and cash equivalent

For the purposes of the cash flows statement, cash and cash equivalents comprise the following balances with original maturity of three months or less from the date of acquisition.

	2020	2019
	HK$’000	HK$’000
Balances with banks and central bank	252,137	86,276
Placements with and advances to banks with original maturity within three months	531,916	–
Investment securities with original maturity within three months	–	433,642
	784,053	519,918

APPENDIX II	FINANCIAL INFORMATION OF THE DISPOSAL GROUP

25.	SUBSIDIARIES

The Group’s principal subsidiaries at 31 December 2020 are set out below.

Name of company	Place of incorporation and kind of legal entity	Principal activities and place of operation	Issued share capital		Ownership interest held by the Group
Ping An OneConnect Bank (Hong Kong) Limited	Hong Kong, limited liability company	Virtual banking business in Hong Kong	HK$	900,000,000	100%
Jin Yi Rong Limited	Hong Kong, limited liability company	Investment holding company	HK$	900,000,000	100%

26.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorised for issue by the Board of Directors on 28 April 2021.

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APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

Set out below is the management discussion and analysis of the Remaining Group’s business and performance for each of the years ended December 31, 2020, 2021 and 2022, and the six months ended June 30, 2023 respectively.

(I)	FOR THE YEAR ENDED DECEMBER 31, 2020

Business Review

The outbreak of COVID-19 has negatively affected the operations of the Remaining Group by delays in project implementation, software deployment and customized development services conducted on our customers’ premises, business development, client interaction and general uncertainties surrounding the extent of lockdowns and other travel restrictions imposed by China and various foreign countries, particularly in the first half of 2020.

However, the pandemic has led more financial institutions to reevaluate their IT strategies and accelerated demand for digitalization and interest in our cloud-based solutions, as these institutions seek to optimize their operational efficiency and reduce costs. The Remaining Group has been proactively working with existing and new customers to provide them operation support services and assist them in their shift to cloud-based solutions amid the pandemic-related interruptions. In April 2020, the Remaining Group helped the Abu Dhabi government construct a secure and reliable “digital sandbox,” which enables financial institutions and technology companies to collaborate and develop financial solutions by accessing APIs and reference architectures the Remaining Group makes available to them through an open platform. The Remaining Group also launched subsidiaries in Malaysia and the Philippines in October 2020.

The Remaining Group launched Gamma FinCloud in the second quarter of 2020. Our Gamma FinCloud meets the highest level security standards of China’s financial services industry and complies with more than 500 construction standards issued by the People’s Bank of China (“PBOC”), the central bank of China. The Gamma FinCloud has also been internationally recognized, having obtained over ten security certifications from global authorities and multiple awards globally, including the IDC Real Results Award in 2020.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

Financial Review

Revenue and Loss for the Period

For the year ended December 31, 2020, the Remaining Group had a total revenue of RMB3,353.9 million, which consisted of implementation revenue of approximately RMB896.6 million and transaction-based and support services revenue of approximately RMB2,457.3 million.

Gross margin was 37.6% for the year ended December 31, 2020 and operating loss was RMB1,306.3 million for the same period. The Remaining Group recorded total comprehensive loss attributable to the owners of the Remaining Group of RMB 1,812.9 million for the year ended December 31, 2020.

Liquidity and Capital Resources

For liquidity management, the Remaining Group conducts (i) weekly assessments on wealth management account position and weekly plan for expected inflow and outflow, (ii) regular reviews of risk, level of liquidity and market value of such assets, (iii) close monitoring of the changing market environment and assessments of the impact on liquidity, and (iv) dynamic management of wealth management account positions. These liquid assets can be used to timely supplement the cash of the Remaining Group to maintain a healthy liquidity position.

The principal sources of liquidity of the technology solution segment of the Remaining Group have been cash and cash equivalents, redeemable wealth management products, bank borrowings and cash generated from financing activities. As of December 31, 2020, the Remaining Group had cash and cash equivalents of RMB2,395.3 million, restricted cash of RMB2,280.5 million and financial assets at fair value through profit or loss of RMB1,487.9 million. The cash and cash equivalents of the Remaining Group primarily represent cash at banks, and our restricted cash consists primarily of pledged deposits for currency swaps.

Borrowings

As of December 31, 2020, the Remaining Group had short-term borrowings of RMB2,283.3 million. The Remaining Group had credit facilities primarily with nine Chinese banks in the aggregate committed credit of RMB2,996.5 million. The weighted average annual interest rate under its outstanding borrowings was 4.15%. None of its credit facilities contained a material financial covenant.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

Gearing Ratio

As of December 31, 2020, the gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of total borrowings and lease liabilities) of the Remaining Group was 43.7%.

Capital Expenditures and Capital Commitment

The capital expenditures of the Remaining Group were RMB199.2 million for the year ended December 31, 2020. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. As at December 31, 2020, the Remaining Group had nil capital commitment.

Exchange Exposure

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which the Remaining Group conducts business may affect the financial position and results of operations of the Remaining Group. The foreign currency risk assumed by the Remaining Group mainly comes from movements in the USD/RMB exchange rates.

The Remaining Group’s overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies dominated in RMB. The Remaining Group has entered into spot-forward USD/RMB currency swaps to hedge certain portion of its exposure to foreign currency risk arising from loans to group companies denominated in RMB. Under the policy, the critical terms of the swaps must substantially align with the hedge items.

The subsidiaries in the Remaining Group are mainly operated in mainland China with most of the transactions settled in RMB. The Remaining Group considers that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency.

Employee and Remuneration Policy

As at December 31, 2020, the Remaining Group had a total of 3,503 employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level.

For the year ended December 31, 2020, the employee benefit expenses of the Remaining Group amounted to RMB1,538.8 million. The employee benefit expenses of the Remaining Group mainly include wages, salaries and other benefits for our employees. The Remaining Group requires the employees to follow the employee manual and code of business conduct and ethics. The Remaining Group also carries out regular on-the-job compliance training for our management and employees to maintain a healthy corporate culture and enhance their compliance perception and responsibility.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

The Remaining Group has adopted a stock incentive plan in November 2017, which was amended and restated from time to time.

Most employees of the Remaining Group have participated in a contribution pension scheme (the “Pension Scheme”) subsidized by government entities. The Remaining Group pays the required amount of contribution, which is based on a certain percentage of employees’ base salary, to the Pension Scheme on a monthly basis, and the relevant government entity will be responsible for paying the pension for retired staff. The above payments will be recognized as expenses at the time of actual payment. Pursuant to the Pension Scheme, the Remaining Group does not have any other material statutory or committed obligations in respect of the pension scheme.

During the year ended December 31, 2020, no contribution was forfeited (by the Remaining Group on behalf of its employees who leave the pension plan prior to vesting fully in such contribution) and used by the Remaining Group to reduce the existing level of contribution. As at December 31, 2020, there was no forfeited contribution available for reducing the level of contribution to pension schemes in future years.

Contingent Liabilities

As at December 31, 2020, the Remaining Group did not have any material contingent liabilities.

Significant Investment and Material Acquisition and Disposal

The Remaining Group had no significant investment or material acquisition or disposal of subsidiaries, associates and joint ventures during the year ended December 31, 2020.

Pledge of Assets

As of December 31, 2020, among our restricted cash, RMB136.4 million were pledged for currency swaps, and RMB3.7 million were pledged for business guarantees. Other than the above, the Remaining Group did not have any encumbrances, mortgage, lien, charge or pledge on its assets.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

Capital Structure

As at December 31, 2020, the Remaining Group had total liabilities of approximately RMB5,147.9 million mainly comprising short-term borrowings and trade and other payables. The Remaining Group had a total equity of approximately RMB5,528.4 million.

Future Plans for Material Investment or Capital Assets

As at December 31, 2020, the Remaining Group did not have any detailed plans for material investments or capital assets.

(II)	FOR THE YEAR ENDED DECEMBER 31, 2021

Business Review

The Remaining Group has launched the Gamma Platform in 2021. Gamma Platform is a technology infrastructure platform for financial institutions. Technology infrastructure is deeply integrated with financial institutions’ daily operations, making it costly and time consuming to replace. But many of the solutions offered under the Gamma Platform can be adopted without the need for the customers to replace their existing systems. Furthermore, because the solution modules that the Remaining Group offers on the Gamma Platform provide technology infrastructure and basic underlying technologies that are applicable across a wide range of financial services industry scenarios, it promotes cross-selling and up-selling of our other products through APIs connected to the Gamma Platform, helping to drive down our selling and marketing expenses.

The inclusive finance AI platform has been selected as one of the major projects of the Remaining Group in the New Generation Artificial Intelligence program incubated by China’s Ministry of Science and Technology, and in 2021 it received the Wu Wenjun Artificial Intelligence Science and Technology Progress Award (Enterprise Technology Innovation Project) from the Chinese Association for Artificial Intelligence. As of December 31, 2021, the Remaining Group had submitted 1,533 AI-related patent applications in China and other countries or regions.

Financial Review

Revenue and Loss for the Period

For the year ended December 31, 2021, the Remaining Group had a total revenue of RMB4,098.7 million, which consisted of implementation revenue of approximately RMB734.3 million and transaction-based and support services revenue of approximately RMB3,364.4 million.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

Gross margin was 35.1% for the year ended December 31, 2021 and operating loss was RMB1,227.3 million for the same period. The Remaining Group recorded total comprehensive loss attributable to the owners of the Remaining Group of RMB1,278.5 million for the year ended December 31, 2021.

Liquidity and Capital Resources

The principal sources of liquidity of the technology solution segment of the Remaining Group have been cash and cash equivalents, redeemable wealth management products, bank borrowings and cash generated from financing activities. As of December 31, 2021, the Remaining Group had cash and cash equivalents of RMB633.8 million, restricted cash of RMB1,060.4 million and financial assets at fair value through profit or loss of RMB2,071.7 million. The cash and cash equivalents of the Remaining Group primarily represent cash at banks, and our restricted cash consists primarily of pledged deposits for currency swaps.

Borrowings

As of December 31, 2021, the Remaining Group had short-term borrowings of RMB815.3 million. The Remaining Group had credit facilities primarily with seven Chinese banks in the aggregate committed credit of RMB2,789 million. The weighted average annual interest rate under its outstanding borrowings was 3.93%. None of its credit facilities contained a material financial covenant.

Gearing Ratio

As of December 31, 2021, the gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of total borrowings and lease liabilities) of the Remaining Group was 22.8%.

Capital Expenditures and Capital Commitment

The capital expenditures of the Remaining Group were RMB90.5 million for the year ended December 31, 2021. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. As at December 31, 2021, the Remaining Group had nil capital commitment.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

Exchange Exposure

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which the Remaining Group conducts business may affect the financial position and results of operations of the Remaining Group. The foreign currency risk assumed by the Remaining Group mainly comes from movements in the USD/RMB exchange rates.

The Remaining Group’s overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies dominated in RMB. The Remaining Group has entered into spot-forward USD/RMB currency swaps to hedge certain portion of its exposure to foreign currency risk arising from loans to group companies denominated in RMB. Under the policy, the critical terms of the swaps must substantially align with the hedge items.

The subsidiaries in the Remaining Group are mainly operated in mainland China with most of the transactions settled in RMB. The Remaining Group considers that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency.

Employee and Remuneration Policy

As at December 31, 2021, the Remaining Group had a total of 3,738 employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level.

For the year ended December 31, 2021, the employee benefit expenses of the Remaining Group amounted to RMB1,529.7 million. The employee benefit expenses of the Remaining Group mainly include wages, salaries and other benefits for our employees.

During the year ended December 31, 2021, no contribution was forfeited (by the Remaining Group on behalf of its employees who leave the pension plan prior to vesting fully in such contribution) and used by the Remaining Group to reduce the existing level of contribution. As at December 31, 2021, there was no forfeited contribution available for reducing the level of contribution to pension schemes in future years.

Contingent Liabilities

As at December 31, 2021, the Remaining Group did not have any material contingent liabilities.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

Significant Investment and Material Acquisition and Disposal

The Remaining Group had no significant investment or material acquisition or disposal of subsidiaries, associates and joint ventures during the year ended December 31, 2021.

Pledge of Assets

As of December 31, 2021, among our restricted cash, RMB368.9 million were pledged for currency swaps, and RMB4.8 million were pledged for business guarantees. Other than the above, the Remaining Group did not have any encumbrances, mortgage, lien, charge or pledge on its assets.

Capital Structure

As at December 31, 2021, the Remaining Group had total liabilities of approximately RMB4,104.8 million mainly comprising trade and other payables. The Remaining Group had a total equity of approximately RMB4,246.3 million.

Future Plans for Material Investment or Capital Assets

As at December 31, 2021, the Remaining Group did not have any detailed plans for material investments or capital assets.

(III)	FOR THE YEAR ENDED DECEMBER 31, 2022

Business Review

The regulatory authorities have put strategic importance on the digital transformation of financial institutions. In December 2021, the People’s Bank of China issued the FinTech Development Plan (2022-2025) (“Plan”), which proposed the guidelines for Fintech development, and emphasized the importance of accelerating the digital transformation of financial institutions. The Fintech development in the new period, as set out in the Plan, should also focus on technology-driven and data-enabled financial innovation to achieve a leapfrogging improvement in the overall level and core competitiveness by 2025. In January 2022, China Banking and Insurance Regulatory Commission issued the Guidelines on Digital Transformation of Banking and Insurance Industry, requiring the top-level design for the digital transformation of financial institution. According to China Insights Industry Consultancy Limited, with the continuous improvement of the digitalization of financial institutions, the total technology spending of financial institutions in China is expected to reach RMB799.3 billion by 2025.

The Remaining Group continued to implement second-stage strategy to deepen engagement with our customers, further integrate and upgrade products and expand our financial service ecosystem and overseas markets. In the digital banking, the Remaining Group focuses on serving banking financial institutions through two integrated solutions: Digital Retail Banking and Digital Commercial Banking, which help banks to effectively improve operation efficiency and effectiveness in marketing, risk management and business management.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

The products and services of the Remaining Group have received recognition in the market. For example, the digital credit service platform was awarded “the Innovation Achievement Award of China Digital Inclusive Finance” by the China Academy of Information and Communications Technology, and the digital banking comprehensive solution was awarded “the Best Digital Banking Comprehensive Solution Award” by Shanghai Shiyan and Shanghai Big Data Alliance.

In 2022, the Remaining Group established its presence in the Middle East, empowering Abu Dhabi Global Market (ADGM) to build a SME Financing Platform. As of December 31, 2022, the Remaining Group has expanded the overseas presence to 20 countries and territories, covering more than 170 customers.

Financial Review

Revenue and Loss for the Period

For the year ended December 31, 2022, the Remaining Group had a total revenue of RMB4,360.5 million, which consisted of implementation revenue of approximately RMB864.9 million and transaction-based and support services revenue of approximately RMB3,495.6 million.

Gross margin was 36.4% for the year ended December 31, 2022 and operating loss was RMB846.8 million for the same period. The Remaining Group recorded total comprehensive loss attributable to the owners of the Remaining Group of RMB232.1 million for the year ended December 31, 2022.

Liquidity and Capital Resources

The principal sources of liquidity of the technology solution segment of the Remaining Group have been cash and cash equivalents, redeemable wealth management products, bank borrowings and cash generated from financing activities. As of December 31, 2022, the Remaining Group had cash and cash equivalents of RMB1,393.2 million, restricted cash of RMB209.8 million and financial assets at fair value through profit or loss of RMB690.6 million. The cash and cash equivalents of the Remaining Group primarily represent cash at banks, and our restricted cash consists primarily of pledged deposits for currency swaps.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

Borrowings

As of December 31, 2022, the Remaining Group had short-term borrowings of RMB289.1 million. The Remaining Group had credit facilities primarily with three Chinese banks in the aggregate committed credit of RMB295.0 million. The weighted average annual interest rate under its outstanding borrowings was 4.61%. None of its credit facilities contained a material financial covenant.

Gearing Ratio

As of December 31, 2022, the gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of total borrowings and lease liabilities) of the Remaining Group was 9.5%.

Capital Expenditures and Capital Commitment

The capital expenditures of the Remaining Group were RMB42.0 million for the year ended December 31, 2022. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. As at December 31, 2022, the Remaining Group had nil capital commitment.

Exchange Exposure

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which the Remaining Group conducts business may affect the financial position and results of operations of the Remaining Group. The foreign currency risk assumed by the Remaining Group mainly comes from movements in the USD/RMB exchange rates.

The Remaining Group’s overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies dominated in RMB. The Remaining Group has entered into spot-forward USD/RMB currency swaps to hedge certain portion of its exposure to foreign currency risk arising from loans to group companies denominated in RMB. Under the policy, the critical terms of the swaps must substantially align with the hedge items.

The subsidiaries in the Remaining Group are mainly operated in mainland China with most of the transactions settled in RMB. The Remaining Group considers that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

Employee and Remuneration Policy

As at December 31, 2022, the Remaining Group had a total of 2,728 employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level.

For the year ended December 31, 2022, the employee benefit expenses of the Remaining Group amounted to RMB1,508.6 million. The employee benefit expenses of the Remaining Group mainly include wages, salaries and other benefits for our employees.

During the year ended December 31, 2022, no contribution was forfeited (by the Remaining Group on behalf of its employees who leave the pension plan prior to vesting fully in such contribution) and used by the Remaining Group to reduce the existing level of contribution. As at December 31, 2022, there was no forfeited contribution available for reducing the level of contribution to pension schemes in future years.

Contingent Liabilities

As at December 31, 2022, the Remaining Group did not have any material contingent liabilities.

Significant Investment and Material Acquisition and Disposal

The Remaining Group had no significant investment or material acquisition or disposal of subsidiaries, associates and joint ventures during the year ended December 31, 2022.

Pledge of Assets

As of December 31, 2022, among the Remaining Group’s restricted cash, RMB193.0 million were pledged for currency swaps, and RMB5.3 million were pledged for business guarantees. Other than the above, the Remaining Group did not have any encumbrances, mortgage, lien, charge or pledge on its assets.

Capital Structure

As at December 31, 2022, the Remaining Group had total liabilities of approximately RMB3,524.5 million mainly comprising trade and other payables. The Remaining Group had a total equity of approximately RMB3,861.0 million.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

Future Plans for Material Investment or Capital Assets

As at December 31, 2022, the Remaining Group did not have any detailed plans for material investments or capital assets.

(IV)	FOR THE SIX MONTHS ENDED JUNE 30, 2023

Business Review

In February 2023, China has rolled out a plan for the overall layout of the country’s digital development (《數字中國建設整體佈局規劃》) (the “Digital Development Plan”), which was jointly released by the Communist Party of China Central Committee and the State Council. According to the Digital Development Plan, building a digital China is important for the advancement of Chinese modernization in the digital era, and provides solid support for the development of new advantages in the country’s competitiveness. The Digital Development Plan includes support for the in-depth integration of digital technology and the real economy and the application of digital technology in multiple sectors, including finance sector. Financial institutions are increasingly embracing digital transformation in their strategic plans and ramping up investment in this regard. China’s digital economy is expected to surpass RMB60 trillion ($8.84 trillion) by 2025, according to a forecast by the China Academy of Information and Communications Technology.

The Remaining Group continued to implement the second-stage strategy to deepen engagement with our customers, further integrate and upgrade products and expand our financial service ecosystem and overseas markets.

In the first half of 2023, the intelligent voice services of the Remaining Group integrated with Gamma Platform’s visual engines such as facial OCR, as well as front-end risk control applications, to develop a new product – Digital Staff powered Face-to-face Loan Approval. This product was launched for a leading automotive financing company, not only enhancing their efficiency and reducing risks, but also improving the user experience through intelligent human-computer interaction.

Meanwhile, the Gamma Platform made significant breakthroughs in operations and new customer acquisitions, including several new top-tier players from industries such as public service transportation and automotive.

The Remaining Group has continued to expand our overseas presence and achieved strong growth in recent years, such as in Southeast Asia markets.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

Financial Review

Revenue and Loss for the Period

For the six months ended June 30, 2023, the Remaining Group had a total revenue of RMB1,833.6 million, which consisted of implementation revenue of approximately RMB443.6 million and transaction-based and support services revenue of approximately RMB1,390.0 million.

Gross margin was 37.5% for the six months ended June 30, 2023 and operating loss was RMB115.7 million for the same period. The Remaining Group recorded total comprehensive loss attributable to the owners of the Remaining Group of RMB29.4 million for the six months ended June 30, 2023.

Liquidity and Capital Resources

The principal sources of liquidity of the technology solution segment of the Remaining Group have been cash and cash equivalents, redeemable wealth management products, bank borrowings and cash generated from financing activities. As of June 30, 2023, the Remaining Group had cash and cash equivalents of RMB1,094.0 million, restricted cash of RMB61.7 million and financial assets at fair value through profit or loss of RMB771.8 million. The cash and cash equivalents of the Remaining Group primarily represent cash at banks, and our restricted cash consists primarily of pledged deposits for currency swaps.

Borrowings

As of June 30, 2023, the Remaining Group had short-term borrowings of RMB256.4 million. The Remaining Group had credit facilities primarily with three Chinese banks in the aggregate committed credit of RMB700.0 million. The weighted average annual interest rate under its outstanding borrowings was 4.63%. None of its credit facilities contained a material financial covenant.

Gearing Ratio

As of June 30, 2023, the gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of total borrowings and lease liabilities) of the Remaining Group was 12.8%.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

Capital Expenditures and Capital Commitment

The capital expenditures of the Remaining Group were RMB10.4 million for the six months ended June 30, 2023. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. As at June 30, 2023, the Remaining Group had nil capital commitment.

Exchange Exposure

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which the Remaining Group conducts business may affect the financial position and results of operations of the Remaining Group. The foreign currency risk assumed by the Remaining Group mainly comes from movements in the USD/RMB exchange rates.

The Remaining Group’s overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies dominated in RMB. The Remaining Group has entered into spot-forward USD/RMB currency swaps to hedge certain portion of its exposure to foreign currency risk arising from loans to group companies denominated in RMB. Under the policy, the critical terms of the swaps must substantially align with the hedge items.

The subsidiaries in the Remaining Group are mainly operated in mainland China with most of the transactions settled in RMB. The Remaining Group considers that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency.

Employee and Remuneration Policy

As at June 30, 2023, the Remaining Group had a total of 2,444 employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level.

For the six months ended June 30, 2023, the employee benefit expenses of the Remaining Group amounted to RMB632.7 million. The employee benefit expenses of the Remaining Group mainly include wages, salaries and other benefits for our employees.

During the six months ended June 30, 2023, no contribution was forfeited (by the Remaining Group on behalf of its employees who leave the pension plan prior to vesting fully in such contribution) and used by the Remaining Group to reduce the existing level of contribution. As at June 30, 2023, there was no forfeited contribution available for reducing the level of contribution to pension schemes in future years.

APPENDIX IV	MANAGEMENT DISCUSSION AND ANALYSIS OF THE REMAINING GROUP

Contingent Liabilities

As at June 30, 2023, the Remaining Group did not have any material contingent liabilities.

Significant Investment and Material Acquisition and Disposal

On June 12, 2023, the Remaining Group completed the disposal of its 40% equity interest in Ping An Puhui Lixin Asset Management Co., Ltd. (平安普惠立信資產管理有限公司) (“Puhui Lixin”) to Ping An Puhui Enterprises Management Co., Ltd. (平安普惠企業管理有限公司) at a consideration of RMB199,200,000. Upon the completion, the Remaining Group no longer held any equity interest in Puhui Lixin.

Save as disclosed above, the Remaining Group had no significant investment or material acquisition or disposal of subsidiaries, associates and joint ventures during the six months ended June 30, 2023.

Pledge of Assets

As of June 30, 2023, among our restricted cash, RMB44.7 million were pledged for currency swaps, and RMB7.7 million were pledged for business guarantees. Other than the above, the Remaining Group did not have any encumbrances, mortgage, lien, charge or pledge on its assets.

Capital Structure

As at June 30, 2023, the Remaining Group had total liabilities of approximately RMB3,197.0 million mainly comprising trade and other payables. The Remaining Group had a total equity of approximately RMB2,447.5 million.

Future Plans for Material Investment or Capital Assets

As at June 30, 2023, the Remaining Group did not have any detailed plans for material investments or capital assets.

APPENDIX V	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS AND SHORT POSITIONS OF DIRECTORS AND CHIEF EXECUTIVE

(a)	Interests and short positions in the Shares, underlying Shares and debentures of the Company and our associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (i) to be notified to the Company and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which each of them had taken or was deemed to have taken under the provisions of the SFO); or (ii) to be recorded in the register required to be kept by the Company pursuant to section 352 of the SFO; or (iii) to be notified to the Company and the HKSE pursuant to the Model Code were as follows:

Interests in Shares or underlying Shares of the Company

		Number of Shares or	Approximate percentage of
	Capacity/Nature	underlying	shareholding
Name of Director	of interest	Shares	interest(1)
Mr. Chongfeng Shen	Beneficial interest(2)	2,908,851	0.25%
Mr. Wenwei Dou	Interest in controlled corporation(3)	385,077,588	32.91%
Ms. Wenjun Wang	Interest in controlled corporation(3)	385,077,588	32.91%

Notes:

(1)	The calculation is based on the total number of 1,169,980,653 issued shares of the Company (including 81,307,530 Shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Stock Incentive Plan) as at the Latest Practicable Date.

APPENDIX V	GENERAL INFORMATION

(2)	As at the Latest Practicable Date, pursuant to the Stock Incentive Plan, Mr. Chongfeng Shen has been granted 2,540,001 performance unit shares, subject to the conditions (including vesting conditions) of such award. Mr. Chongfeng Shen also directly held 368,850 Shares in the form of ADSs pursuant to the vesting of performance unit shares granted under the Stock Incentive Plan.

(3)	Rong Chang (defined below) is held by Mr. Wenwei Dou and Ms. Wenjun Wang, two of the non-executive Directors, as to 50% each as nominee shareholders for the benefit of certain senior employees of Ping An Insurance and its subsidiaries or associates. Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong (defined below) on May 12, 2021, the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of the Company on its behalf. As such, under the SFO, each of Mr. Wenwei Dou and Ms. Wenjun Wang are deemed to be interested in an aggregate of 385,077,588 Shares held or controlled by Rong Chang.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had interests or short positions in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required (a) to be notified to the Company and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which each of them had taken or deemed to have taken under the provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to section 352 of the SFO; or (c) to be notified to the Company and the HKSE pursuant to the Model Code.

(b)	Other interests

As at the Latest Practicable Date, so far is known to the Directors,

(i)	none of the Directors had any interest, direct or indirect, in any assets which have been acquired or disposed of by, or leased to any member of the Group, or are proposed to be acquired or disposed of by, or leased to any member of the Group, since December 31, 2022, the date to which the latest published audited financial statement of the Group was made up;

(ii)	except for (i) Mr. Michael Guo, a non-executive Director of the Company who is also the co-chief executive officer of Ping An Insurance; (ii) Ms. Xin Fu, a non-executive Director, who is also the senior vice president and director of the strategic development center of Ping An Insurance; (iii) Mr. Wenwei Dou, a non-executive Director, who is also a director of Rong Chang (defined below) and Sen Rong (defined below); and (iv) Ms. Wenjun Wang, a non-executive Director, who is also a director of Rong Chang (defined below) and Sen Rong (defined below), no other Directors is a director or employee of a company which has an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the issuer under the provisions of Divisions 2 and 3 of Part XV of the SFO; and

APPENDIX V	GENERAL INFORMATION

(iii)	none of the Directors of the Company was materially interested in any contract or arrangement entered into by the Company or any of its subsidiaries which was subsisting and significant in relation to the business of the Group taken as a whole.

3.	DISCLOSURE OF INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Directors or chief executive of the Company, no other person had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or were required to be notified to the Company and the HKSE pursuant to section 324 of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group.

		Number of Shares or	Approximate percentage of
	Capacity/Nature of	underlying	shareholding
Name of shareholder	interest	Shares	interest(1)
Rong Chang Limited	Beneficial interest	385,077,588	32.91%
(“Rong Chang”)(2)(3)
Sen Rong Limited	Beneficial interest	188,061,642	16.07%
(“Sen Rong”)(3)(4)(5)
Ping An Insurance(5)(6)	Interest in controlled corporations	375,764,724	32.12%

Notes:

(1)	The calculation is based on the total number of 1,169,980,653 issued shares of the Company (including 81,307,530 Shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Stock Incentive Plan) as at the Latest Practicable Date.

(2)	As at the Latest Practicable Date, Rong Chang was held by two of the non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang, as to 50% each as nominees on behalf of certain senior employees of Ping An Insurance and its subsidiaries and associates. Under the SFO, each of Mr. Wenwei Dou and Ms. Wenjun Wang are deemed to be interested in the Shares held or controlled by Rong Chang.

(3)	Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong on May 12, 2021, the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of the Company on its behalf. As such, Rong Chang and Sen Rong as a concert group led by Rong Chang were collectively interested in approximately 32.12% of the total issued capital of the Company as at the Latest Practicable Date. Rong Chang and Sen Rong have further agreed that in the event either party is unable to exercise its rights as a Shareholder due to applicable laws and regulations and the articles of association of the Company (including but not limited to the exercise of its voting rights on matters to be resolved by shareholders of the Company), such party shall notify the other party, and the other party shall not be required act in concert with such party on the relevant matter. As disclosed on page 15 of this circular, Rong Chang will abstain from voting with respect of the shares it directly held, which amount to approximately 16.84% of the issued share capital of the Company as at the Latest Practicable Date, at the EGM on the resolution(s) in relation to the Disposal, the Share Purchase Agreement and the transactions contemplated thereunder.

APPENDIX V	GENERAL INFORMATION

(4)	As at the Latest Practicable Date, Sen Rong was wholly-owned by Yi Chuan Jin Limited (“Yi Chuan Jin”), which was in turn held by Mr. Jie Li (李捷) and Ms. Liang Xu (許良) as to 50% each. Mr. Jie Li is the chief technology officer of the Company, and Ms. Liang Xu was previously the head of human resources department of the Company and is currently the general manager of the operation management department of Ping An Technology (Shenzhen) Co., Ltd. (平安科技(深圳)有限公司), a subsidiary of Ping An Insurance group. Under the SFO, each of Mr. Jie Li and Ms. Liang Xu are deemed to be interested in the Shares held by Sen Rong. In addition, pursuant to the Stock Incentive Plan and as at the Latest Practicable Date, (a) Mr. Jie Li has been granted 1,058,003 performance share units, and is entitled to receive up to 267,300 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such awards. Mr. Jie Li also directly held 191,040 Shares in the form of ADSs, of which 35,850 Shares were held pursuant to the exercise of options granted, and 155,190 Shares were held pursuant to the vesting of performance share units granted; and (b) Ms. Liang Xu is entitled to receive up to 39,270 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such award, and directly held 51,450 Shares in the form of ADSs pursuant to the exercise of options granted.

(5)	Pursuant to the amended and restated option agreement dated May 12, 2021 (the “Amended and Restated Option Agreement”), each of Mr. Jie Li and Ms. Liang Xu has granted call options (the “Offshore Call Options”) to Bo Yu over their respective 5,000 ordinary shares in the issued share capital of Yi Chuan Jin (representing 100% of his/her shares in Yi Chuan Jin), and all securities in Yi Chuan Jin which are derived from such shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time (the “Option Shares”). Bo Yu may exercise the Offshore Call Options, in whole or in part, according to the following schedule: (a) up to 50% of the Offshore Call Options may be exercised from the date of the Amended and Restated Option Agreement until the third anniversary thereof; and (b) 100% of the Offshore Call Options may be exercised, during the period commencing immediately after the third anniversary of the date of the Amended and Restated Option Agreement and ending on the tenth anniversary of the first day of such period, or such other period as extended by Bo Yu. In exercising the Offshore Call Options, in lieu of receiving the Option Shares, Bo Yu may elect to receive all or part of the Shares held by Sen Rong and therefore indirectly owned by Mr. Jie Li and Ms. Liang Xu through their holding of the Option Shares, and all securities in the Company which are derived from such Shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time, in lieu of the Option Shares. Mr. Jie Li and Ms. Liang Xu are each entitled to his/her voting rights in Yi Chuan Jin prior to Bo Yu’s exercise of the Offshore Call Options. The exercise price per Option Share is calculated pursuant to a formula, which is based upon a predetermined value, as adjusted by, among other things, (a) the volume weighted average price of the Shares of the Company during a defined period and (b) dividends, distributions and certain dilutive event.

(6)	(i) Bo Yu, a wholly-owned subsidiary of An Ke Technology Company Limited (“An Ke Technology”), which was in turn wholly-owned by Shenzhen Ping An Financial Technology Consulting Co., Ltd. (深圳平安金融科技諮詢有限公司) (“Ping An Financial Technology”), a wholly-owned subsidiary of Ping An, directly held 353,077,356 Shares as at the Latest Practicable Date; and (ii) Ping An Insurance Overseas, a subsidiary of Ping An Insurance, directly held 22,687,368 Shares represented by 756,245.60 ADSs based on public filings and to the knowledge of the Company. Ping An Insurance is a company listed on the HKSE (stock code: 2318) and the SHSE (stock code: 601318). Ping An Insurance may further, through Bo Yu, indirectly receive up to 188,061,642 ordinary shares upon Bo Yu’s exercise of options under the Amended and Restated Option Agreement. Under the SFO, each of An Ke Technology and Ping An Financial Technology are deemed to be interested in the Shares held by Bo Yu, and Ping An Insurance is deemed to be interested in the aggregate of Shares held by Bo Yu and Ping An Insurance Overseas.

APPENDIX V	GENERAL INFORMATION

4.	COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors nor any of their respective close associates (as defined under the Listing Rules) had any business or interest in a business which competes or is likely to compete, either directly or indirectly, with the business of the Group under Rule 8.10 of the Listing Rules.

5.	SERVICE CONTRACTS OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors has entered into any service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

6.	DIRECTORS’ INTERESTS IN ASSETS OR CONTRACTS OR ARRANGEMENTS

As at the Latest Practicable Date, so far as the Directors were aware, none of the Directors were materially interested in contract or arrangement subsisting which was significant in relation to the business of the Group, nor had any Director had any direct or indirect interest in any assets which have been acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group since December 31, 2022, the date to which the latest published audited consolidated financial statements of the Group were made up. There was no contracts or arrangement subsisting as at the Latest Practicable Date in which a Director is materially interested and which is significant in relation to the Group’s business.

7.	LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or claim of material importance and, to the Directors’ best knowledge, there was no litigation or claim of material importance pending or threatened by or against any member of the Group.

8.	MATERIAL ADVERSE CHANGE

The Directors confirm that, as at the Latest Practicable Date, there has been no material adverse change in the financial or trading position of the Company since December 31, 2022, the date to which the latest published audited financial statements of the Company were made up.

APPENDIX V	GENERAL INFORMATION

9.	EXPERT AND CONSENT

The following is the qualifications of the experts who have been named in this circular or have given opinion or advice contained in this circular:

Name	Qualification
Elstone Capital Limited	a corporation licensed to carry out Type 6 (advising on corporate finance) regulated activities under the SFO

PricewaterhouseCoopers	Certified Public Accountants under the Professional Accountants Ordinance (Cap. 50) and Registered Public Interest Entity Auditor under the Accounting and Financial Reporting Council Ordinance (Cap. 588)

Each of the experts named above has given and confirmed that it has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter, advice, opinion and/or references to its name, logo and qualifications, in the form and context in which they respectively appear.

As at the Latest Practicable Date, each of the experts named above:

(a)	did not have any shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group; and

(b)	did not have any direct or indirect interest in any assets which had been acquired or disposed of by, or leased to any member of the Group, or was proposed to be acquired or disposed of by, or leased to any member of the Group, since December 31, 2022, being the date to which the latest audited financial statements of the Group and the Disposal Group was made up.

10.	CORPORATE INFORMATION OF THE COMPANY

(a)	The company secretaries of the Company are Ms. Yanjing Jia and Ms. Wing Shan Winza Tang, who is an associate member of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute.

(b)	The registered office of the Company is at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(c)	The head office of the Company is at 10-14F, Block A, Platinum Towers, No. 1 Tairan 7th Rd, Futian District, Shenzhen, PRC.

(d)	The principal place of business of the Company in Hong Kong is at Room 2701, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

APPENDIX V	GENERAL INFORMATION

(e)	The Cayman Islands principal share registrar and transfer office of the Company is Maples Fund Services (Cayman) Limited at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands.

(f)	The Hong Kong branch share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(g)	This circular is published in both English and Chinese. In case of any inconsistency the English text shall prevail over the Chinese text.

11.	MATERIAL CONTRACTS

The following contracts (not being contracts in the ordinary course of business of the Company) have been entered into by members of the Group within two years immediately preceding the date of this circular and up to the Latest Practicable Date which are or may be material:

(a)	the sponsors agreement dated June 28, 2022 entered into among the Company, Goldman Sachs (Asia) L.L.C. and HSBC Corporate Finance (Hong Kong) Limited relating to the engagement of the joint sponsors by the Company in connection with the listing of the Company’s shares on the HKSE by way of introduction pursuant to the Listing Rules;

(b)	the equity transfer agreement dated November 24, 2022 entered into between Ping An Puhui Enterprises Management Co., Ltd. (平安普惠企業管理有限公司) as the purchaser and Shanghai OneConnect Financial Technology Co., Ltd. (上海壹賬通金融科技有限公司) as the vendor in relation to the sale and purchase of the 40% of the equity interests in Puhui Lixin; and

(c)	the Share Purchase Agreement.

12.	DOCUMENT ON DISPLAY

Copies of the following documents will be published on the website of the HKSE (http://www.hkexnews.hk) and the website of the Company (www.ocft.com) up to and including the date which is 14 days from the date of this circular:

(a)	the material contracts mentioned in the paragraph headed “Material Contracts” in this Appendix, including the Share Purchase Agreement;

(b)	the letter from the Independent Board Committee, the text of which is set out in this circular;

APPENDIX V	GENERAL INFORMATION

(c)	the letter from the Independent Financial Adviser, the text of which is set out in this circular;

(d)	the interim report of the Company for the six months ended June 30, 2023;

(e)	the annual report of the Company for the year ended December 31, 2022;

(f)	the listing document of the Company published on June 28, 2022 setting out the financial information of the Company for the years ended December 31, 2020 and 2021;

(g)	the audited financial information of the Disposal Group for the three years ended December 31, 2020, 2021 and 2022 and the reviewed financial information of the Disposal Group for the six months ended June 30, 2023, the text of which is set out in Appendix II to this circular;

(h)	the report on the unaudited pro forma financial information of the Remaining Group, the text of which is set out in Appendix III to this circular; and

(i)	the written consent of the experts referred to in the paragraph headed “Expert and Consent” in this Appendix.

NOTICE OF EGM

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

OneConnect Financial Technology Co., Ltd.

壹 賬 通 金 融 科 技 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on January 16, 2024

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that the extraordinary general meeting (the “EGM”) of OneConnect Financial Technology Co., Ltd. (the “Company”) will be held at 10:00 a.m. on January 16, 2024 (Tuesday) at 24F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong for the purposes of considering and, if thought fit, passing (with or without modifications) the following resolution as an ordinary resolution of the Company:

“THAT:

The share purchase agreement dated November 13, 2023 (the “Share Purchase Agreement”) entered into among Lufax Holding Ltd (“Lufax”), OneConnect Financial Technology Co., Ltd. (“OneConnect”) and Ping An OneConnect Bank (Hong Kong) Limited (“PAOB”), pursuant to which OneConnect conditionally agreed to sell, and Lufax conditionally agreed to acquire PAOB through transferring the entire issued share capital of Jin Yi Tong Limited, a company which indirectly holds 100% of the issued share capital of PAOB at a consideration of HK$933,000,000 be and is hereby approved, ratified and confirmed; and any one Director of the Company be and is hereby authorized, in his or her absolute discretion deemed appropriate or expedient and in the interests of the Company and its shareholders as a whole, to do all such acts and things which he/she may consider necessary, desirable or expedient to implement the transactions contemplated under the Share Purchase Agreement and completion thereof.”

– EGM-1 –

NOTICE OF EGM

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on December 18, 2023, Hong Kong time, as the record date (the “Share Record Date”). Holders of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the EGM and any adjourned meeting thereof. In order to be eligible to attend the EGM, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on December 18, 2023, Hong Kong time; and with respect to Shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Maples Fund Services (Cayman) Limited, PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 6:00 p.m. on December 17, 2023, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong).

Holders of record of American depositary shares (the “ADSs”) as of the close of business on December 18, 2023, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs (the “Depositary”).

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date (Hong Kong time) may appoint a proxy to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date (New York time) will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at www.ocft.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date (Hong Kong time) are cordially invited to attend the EGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on January 14, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the EGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9:00 a.m., New York Time, on January 8, 2024 to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM (the “ADS Voting Instructions Deadline”).

– EGM-2 –

NOTICE OF EGM

The Depositary will endeavor to vote or cause to be voted the Shares represented by the ADSs evidenced by holders’ American Depositary Receipts (“ADRs”) as of the ADS Record Date, in accordance with the instructions of such holders (including, without limitation, instructions of any entity or entities acting on behalf of the nominee for the Depositary Trust Company (“DTC”)) actually received by the ADR department responsible for proxies and voting of holders’ instructions on or before the ADS Voting Instructions Deadline, insofar as practicable and permitted under the provisions of or governing the Shares. The Depositary will only vote or attempt to vote as you instruct and as further described below.

Please note that if the Depositary does not receive instructions on a particular agenda item from a holder as of the ADS Record Date (including, without limitation, any entity or entities acting on behalf of the nominee for DTC) on or before the ADS Voting Instructions Deadline, such holder shall be deemed, and the Depositary is instructed to deem such holder, to have instructed the Depositary to give a discretionary proxy for such agenda item(s) to a person designated by the Company to vote the Shares represented by the ADSs for which actual instructions were not so given by all such holders on such agenda item(s), provided that no such instruction shall be deemed given and no discretionary proxy shall be given unless (a) the Company informs the Depositary in writing (and the Company agrees to provide the Depositary with such information promptly in writing) that (i) it wishes such proxy to be given with respect to such agenda item(s); (ii) there is no substantial opposition existing with respect to such agenda item(s); and (iii) such agenda item(s), if approved, would not materially or adversely affect the rights of holders of Shares, and (b) the Depositary has obtained an opinion of counsel, in form and substance satisfactory to the Depositary, confirming that (i) the granting of such discretionary proxy does not subject the Depositary to any reporting obligations in the Cayman Islands; (ii) the granting of such proxy will not result in a violation of the laws, rules, regulations or permits of the Cayman Islands; (iii) the voting arrangement and deemed instruction as contemplated herein will be given effect under the laws, rules and regulations of the Cayman Islands; and (iv) the granting of such discretionary proxy will not under any circumstances result in the Shares represented by the ADSs being treated as assets of the Depositary under the laws, rules or regulations of the Cayman Islands. The Depositary will not itself exercise any voting discretion in respect of any deposited securities.

Holders and beneficial owners of ADSs are advised and agree that (1) the Depositary will rely fully and exclusively on the Company to inform the Depositary of any of the circumstances set forth in clause (a) of the prior paragraph, and (2) neither the Depositary, the Custodian nor any of their respective agents shall be obliged to inquire or investigate whether any of the circumstances described in clauses (a)(ii) or (a)(iii) of the prior paragraph exist and/or whether the Company complied with its obligation to timely inform the Depositary of such circumstances. Neither the Depositary, the Custodian nor any of their respective agents shall incur any liability to holders or beneficial owners of ADSs (1) as a result of the Company’s failure to determine that any of the circumstances described in clauses (a)(ii) or (a)(iii) of the prior paragraph exist or its failure to timely notify the Depositary of any such circumstances or (2) if any agenda item which is approved at a meeting has, or is claimed to have, a material or adverse effect on the rights of holders of Shares. Because there is no guarantee that holders and beneficial owners of ADSs will receive the notices described above with sufficient time to enable such holders or beneficial owners to return any voting instructions to the Depositary in a timely manner, holders and beneficial owners of ADSs may be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company in such circumstances, and neither the Depositary, the Custodian nor any of their respective agents shall incur any liability to holders or beneficial owners of ADSs in such circumstances. Furthermore, neither the Depositary nor its agents are responsible for any failure to carry out any instructions to vote any of the Shares, for the manner in which any voting instructions are given or deemed to be given in accordance with the prior paragraph, including instructions to give a discretionary proxy to a person designated by the Company, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the Depositary is instructed or deemed to have been instructed to grant a discretionary proxy pursuant to the prior paragraph, or for the effect of any such vote.

– EGM-3 –

NOTICE OF EGM

By order of the Board OneConnect Financial Technology Co., Ltd. Mr. Chongfeng Shen Chairman of the Board and Chief Executive Officer

Hong Kong, December 5, 2023

As at the date of this notice, the board of directors of the Company comprises Mr. Chongfeng Shen as the executive director, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

– EGM-4 –